UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 29, 2018

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No **X**

Enclosure: Press release **ANGLOGOLD ASHANTI LIMITED – SUSTAINABLE DEVELOPMENT REPORT FOR THE YEAR ENDED DECEMBER 31, 2017**



SUSTAINABLE DEVELOPMENT REPORT 2017

CONTENTS AND KEY FEATURES



Click to expand
Table of contents



Page 5
**From the Chairperson
of the Social, Ethics and
Sustainability Committee**





Page 9
**The view of Executive
Vice President, Sustainable
Development**



**How to use
this report ?**





Page 7
From the desk of the CEO





Page 122
**Our 2017 suite
of reports**



Page 15
**Our Sustainable
Development journey**



Page 18
Material issues



Page 79
Data tables



CORPORATE PROFILE

AngloGold Ashanti, an international gold mining company with a globally diverse, high-quality portfolio of operations and projects, is headquartered in Johannesburg, South Africa. Measured by production, AngloGold Ashanti is the third-largest gold mining company in the world.

AngloGold Ashanti produced 3.755Moz of gold in 2017, generating $4,356m in gold income, utilising $953m capital expenditure. AngloGold Ashanti has an attributable Ore Reserve of 49.5Moz of gold and an attributable Mineral Resource of 208.2Moz.



OUR CORE STRATEGIC FOCUS AREAS
Optimise overhead, costs and capital expenditure
Improve portfolio quality
Supporting our strategy for sustainable cash flow improvements and returns
Maintain long-term optionality
Focus on people, safety and sustainability
Ensure financial flexibility

OUR BUSINESS OBJECTIVES



Focus on people, safety and sustainability

Our business must operate according to our values if it is to remain sustainable in the long term.





Optimise overhead, costs and capital expenditure

All spending decisions must be checked and double checked to ensure they are necessary to fulfill our core business objective.





Improve portfolio quality

We have a portfolio of assets that must be actively managed as we strive for a competitive valuation as a business.





Ensure financial flexibility

The balance sheet is the foundation of our company and we must ensure it always remains able to meet our core funding needs.





Maintain long-term optionality

While we are focused on ensuring the most efficient day-to-day operation of our business we must keep an eye on creating a competitive pipeline of long-term opportunities.



OUR 2017 PERFORMANCE

AMERICAS





Colombia ③

Brazil ❷

Argentina ❶

Safety remains our high

Our safety performance for the year was characterise
year. Our resolve to operate workplaces free of injury
address fatal risk through critical control managemen



AUSTRA

Australi
Great Vic
The GVE
improve
the Grea



Capital
expenditure



2016: 7

ALL INJURY FREQUENCY RATE

7.49

2016: 7.71

SUSTAINABLE
DEVELOPMENT
HIGHLIGHTS



❾

SOUTH AFRICA

See p24
for more

safety
the year,
-free days

ment



LEADERSHIP MESSAGES

Leaders set the company's direction and tone within the organisation. This is a powerful shaper of our sustainability maturity.



FROM THE CHAIRPERSON OF THE SOCIAL, ETHICS AND SUSTAINABILITY COMMITTEE



Enhancing the industry's social licence to operate

Nozipho January-Bardill
Chairperson of the Social, Ethics and Sustainability Committee



GRI G4-18

GRI SPECIFIC STANDARD DISCLOSURES

G4-1: Statement from the most senior decision-maker of the organisation about the relevance of sustainability to the organisation and the organisation's strategy for addressing sustainability

significant opportunities to positively contribute to national, regional and global economic and social development.

In a world where poverty, inequality and corruption are prevalent, there are increasing calls for the mining industry, and the private sector in general, to enhance its contribution to addressing societal challenges. The United Nations' Sustainable Development Goals (SDGs), along with the principles of the Global Compact, serve as that clarion call for businesses to contribute more meaningfully to the universal challenges we face.

To change current perceptions, the industry needs to reinvent itself by transforming its ideological approach to mining. The sustainable mining industry of the future appreciates that mining requires a long-term vision that looks far beyond short-term financial performance only. Broader societal economic and social interests are paramount.

Fairer labour practices including more equitable terms and conditions of service; increased and more robust community and employee engagement; better and more sustainable supplier development and environmental stewardship; and the promotion of a culture responsive to corporate citizenship, human rights, ethical and accountable leadership and management are not adversarial to growth and shareholder value. Bold, wise and sensitive decision making as well as effective risk management that might enhance the industry's social licence to operate are imperative to the long term success of mining.

Reimagining the way in which AngloGold Ashanti interacts with society is the essence of our approach to sustainable development and the strategy we pursue to give it expression. In recognition of the higher order role we must play along with a range of stakeholders, including the active engagement of governments in our jurisdictions. We have made much progress in embedding the SDGs into the business strategy. The 2030 company aspirations which are aligned to the SDGs provide the motivation to develop the step change activities needed to drive both our business success and our contribution to society.

In 2017, our Social, Ethics and Sustainability Committee continued to be active, making progress in clarifying and explaining our efforts in relation to the requirements of the King IV Report on Corporate Governance. All requirements relevant to functioning of the Committee and to management processes have been considered, and deficiencies have been addressed.

As in previous years, as well as into the future, safety remains a top priority for the board. The protection of people from harm and maintaining their wellbeing is a prerequisite for business success and our social and legal licence to operate. We will continue to interrogate any work-related loss of life and introduce interventions which will achieve our aspiration of "workplaces free of injury and harm". Similarly, the health of employees and extending that to include our contribution to improving health of communities where we can make an impact, is receiving increasing attention.

While our focus on environmental risk management to prevent impacts and harm, along with efficient use of resources continues, we have extended our approach to exploring innovative uses of the natural resources we use to conduct our business. This entails moving beyond focusing solely on the threat, to finding ways to turn threats into opportunities which can create benefit to the business as well as to a range of stakeholders.



FROM THE CHAIRPERSON OF THE
SOCIAL, ETHICS AND SUSTAINABILITY COMMITTEE CONTINUED

We will continue to work on building trust with communities and society at large. This includes being open to community voices, and embracing their ideas as they become part of, and own the solutions we implement together. An important part of this is to help create the opportunities and conditions for host communities and countries to play an increasingly active role in the mining value chain, through the support of local business development and local procurement. By strengthening the local supply chain, we create a foundation for local players to thrive and to explore opportunities to create value for other companies and even other industries.

Building trust also requires that we continue our work to strengthen integrity within our own organisation and the way in which we conduct business. This includes addressing gender parity. and working resolutely to increase the representation of women at senior levels in the company. It also means that we must be beyond reproach in ensuring respect for human rights, and the integrity we reflect as we conduct business with suppliers and other partners. In this sense, trust is a prerequisite to achieving and maintaining our social licence to operate and in turn improve our business success and sustainability.

As chairperson on the Social, Ethics and Sustainability Committee, I am encouraged by the direction we are pursuing as a company, and am confident that we will take the necessary steps to achieve our sustainable development aspirations.

Nozipho January-Bardill
Chairperson of the Social, Ethics and
Sustainability Committee
29 March 2018





FROM THE DESK OF THE CEO



Consistency, reliability, discipline and delivery

Srinivasan Venkatakrishnan:
Chief Executive Officer

As a global, emerging-markets mining company, AngloGold Ashanti conducts its business in an increasingly complex landscape.

We deal with the full suite of political, economic and social challenges, across the three continents and nine countries in which we operate. We understand clearly that the manner in which we respond to our sustainable development challenges has a direct bearing on the long-term success and sustainability of our business.

Companies have traditionally managed sustainability-related issues by meeting compliance requirements. The result was a siloed approach to related disciplines such as safety, health and the environment. Unfortunately, these were often seen as 'soft issues' and were divorced from core, technical and financial aspects of the business. There can be no debate that there is no space for that approach – which relegated sustainability to a box-ticking exercise – in a modern mining industry. Compliance alone, is not enough, if we are to retain our license to operate, and win the trust and support of the countries and communities in which we operate.

At AngloGold Ashanti, we have worked hard to distinguish ourselves in every area of our business: our production performance, rigorous cost management, and continuing efforts to optimise our portfolio, are all important determinants of our competitiveness. But so, too, is our sustainable development performance. If we are a valued contributor to societal development, we will be a preferred partner by hosts.

For this reason, when we revised the company strategy in 2013, we included safety, people and sustainability as a foundational strategic focus area, underpinning the delivery of our core business objectives. This goes to the heart of how we operate. As a good indication, a significant proportion of my work is related to focusing on the broader issues of sustainable development and key stakeholder engagement. I do not anticipate this will change in the foreseeable future.

In 2017, we took the bold step of aligning our sustainability strategy with the United Nation's Sustainable Development Goals, and embedding the prioritised goals into our strategy. This followed our ongoing efforts over several years to improve the integration of sustainability into the business. While I hope that a reading of our Integrated Report and Sustainability Report will demonstrate how far we have come in this respect, we acknowledge that there is always room for improvement.

Looking at our performance for 2017, our safety outcomes in the first half of the year demonstrated how far we have come in embedding a strong safety culture, and world-class protocols across our operations. The latter half of the year, however, was bitterly disappointing, when a string of seismic events at certain South African mines reversed those gains. I take the loss of life personally, and the seven fatalities we experienced were even harder to bear after the protracted success of the preceding 12 months. Our deepest sympathies go to the families and loved ones of our colleagues who we lost. Our resolve to operate workplaces free of injury and harm is strengthened, and we remain convinced that our approach to address fatal risks, through critical control management, is the correct path to take.

The modest decline in occupational diseases is testimony to our continued work to reduce



FROM THE DESK OF THE CEO CONTINUED

exposure to occupational hazards, particularly noise and silica dust. We are mindful that these efforts must be seen over the long term given the very long lead time, often decades, between occupational exposure and the development of disease.

We continue to measure our performance as responsible stewards of the environment across a raft of parameters. Over the past decade we have had a dramatic reduction in the number of reportable incidents. Notwithstanding this, we are intent on achieving zero harm with the elimination of harmful discharges. We will continue to focus on efficient and innovative use of energy and water, and in this regard, the modest reduction in Green House Gas emissions for 2017 is encouraging. I am also encouraged by the progress we have made in integrated closure planning as this is an area which will contribute meaningfully to both the business and to our host communities.

During 2017 we continued our efforts to increase trust between ourselves and our host communities. We recognise that we are part of these communities, and our health as a business is intimately linked to the well-being of these communities. In particular, I welcome the order of the High Court in South Africa, that communities be consulted alongside the industry and labour, in the drafting of a new Mining Charter. Their input is fundamental to the success of this industry in the long term.

Our views with respect to communities are not philanthropic, but underpinned by a real desire to contribute to strengthening the fabric of societies where we operate. After all, this is a group of stakeholders that share our long-term view, and so they have an interest in ensuring our operations prosper. And in areas where our views may differ, we commit to working together to resolve our differences and achieve solutions which work for all of us.

As we go into 2018, we will continue our efforts to continually improve our performance and embed sustainability into our business culture. Our sustainability actions and performance will continue to be a real reflection of who we are as a company.

Srinivasan Venkatakrishnan
Chief Executive Officer
29 March 2018





VIEW OF THE EXECUTIVE VICE PRESIDENT
SUSTAINABLE DEVELOPMENT



Engagement, integration and innovation

David Noko
Executive Vice President,
Sustainable Development

Sustainable Development is an integral part of AngloGold Ashanti. The way in which we influence the company's social and environmental performance, and demonstrate good governance, is an important contributor to the company's success.

A superior performance, beyond compliance, reduces business interruptions and builds trust so that we are welcomed into, and work harmoniously with the communities we are a part of. This is especially relevant in our changing world where we see increasing expectations for the private sector to be a greater contributor to societal development.

Over the past five years, we have accelerated our journey to strengthen our sustainability maturity, to ensure that positive impacts experienced by our stakeholders are enhanced and meaningful to their existence. Central to this journey, has been our efforts to progressively integrate sustainable development principles and practices into all aspects of business operations. This integration has been purposeful and by design, based on the realisation that strategic business decisions, along with our operational activities are the

main drivers of our performance. In this way, AngloGold Ashanti conducts its business in an integrated and sustainable manner.

During the year, visible progress was made in our continuous improvement work to explain the sustainable development strategy to all facets of the company and speeding up its implementation through the disciplines.

Our progress in certain areas is encouraging:

- Our work in embedding the United Nations' Sustainable Development Goals (SDGs) into our strategy has been very progressive, and we have set company aspirations where business success is congruent with societal development and success.
- Activities within each of the disciplines are consequently a step change to achieve the aspiration, and include SDG-related metrics and targets within the entire strategy. While each of the disciplines have different technical capabilities, all have a common and coherent approach to implementation, and this has been driven to almost all operational structures of the organisation, step by step.
- We are also beginning to do work with the supply chain team to leverage our contribution and impact on achieving self-sustaining communities around our areas of operation.
- This includes strengthening local business development and local procurement within the mining value chain, and exploring ways to support diversification of local businesses

to nurture resilience that will outlive the lives of our mines.

Regarding our performance, there remain some challenges across all dimensions;

- Our safety performance is certainly not where we would like it to be, and we will not rest until we have eliminated all occupational fatalities and injuries.
- Similarly, occupational diseases remain front of mind, and given the exceptionally long lead time of hazardous exposure to the development of disease, we will continue to strengthen our prevention efforts by eliminating hazardous conditions.
- Our environmental impacts and reportable incidents continue to be addressed, and we have strengthened our focus on the optimal use of natural resources.
- We are progressively improving our engagement with communities, and with them we are finding better ways to co-exist in harmony, for mutual benefit.

This 2017 Sustainable Development Report is a reflection of our activities for the year, as well as our performance, striving to give an authentic account of the work we are doing. We are positive, and we will continue the same trend into the future.

David Noko
Executive Vice President, Sustainable Development
29 March 2018



SECTION 3
ABOUT THIS REPORT

The AngloGold Ashanti Sustainable Development Report 2017 seeks to present comprehensive and detailed information on our sustainable development performance.



ABOUT THIS REPORT



GRI SPECIFIC STANDARD DISCLOSURES

G4-17: All entities included in the organisation's consolidated financial statements or equivalent documents

   a. Report whether any entity included in the organisation's consolidated financial statements or equivalent documents is not covered by the report

G4-18: The process for defining the report content and the Aspect Boundaries

   a. How the organisation has implemented the Reporting Principles for Defining Report Content

G4-20: For each material Aspect, report the Aspect Boundary within the organisation, as follows:

- Whether the Aspect is material within the organisation

- If the Aspect is not material for all entities within the organisation (as described in G4-17), select one of the following two approaches and report either:

- The list of entities or groups of entities included in G4-17 for which the Aspect is not material or

- The list of entities or groups of entities included in G4-17 for which the Aspects is material

- Specific limitation regarding the Aspect Boundary within the organisation

G4-21: For each material Aspect, report the Aspect Boundary outside the organisation, as follows:

- Report whether the Aspect is material outside of the organisation

- If the Aspect is material outside of the organisation, identify the entities, groups of entities or elements for which the Aspect is material. In addition, describe the geographical location where the Aspect is material for the entities identified

- Specific limitations regarding the Aspect Boundary outside the organisation

G4-23: Significant changes from previous reporting periods in the Scope and Aspect Boundaries

Reporting:

Information is consolidated and reported as AngloGold Ashanti results for assets under our control. For assets where we have a significant influence, we may choose to report information externally if it is of specific interest and permitted by applicable agreements.

Compliance with reporting guidelines

This report complies with the G4 guidelines of the Global Reporting Initiative (GRI). These guidelines are the benchmark for sustainability reporting globally. We report at the core option against the G4 Guidelines. We conduct a robust materiality assessment and focus our reporting on these aspects.

AngloGold Ashanti is a signatory of the United Nations Global Compact (UNGC) and this report serves as the 2017 Communication on Progress (COP). It is also aligned with the Sustainable Development Framework of the International Council on Mining and Metals (ICMM), of which AngloGold Ashanti is a member.

The section on External Charters provides additional detail of compliance with other frameworks, including voluntary memberships.



2017 <SDR>: SELECTING OUR REPORT CONTENT



<SDR>
Sustainable Development Report

The AngloGold Ashanti Sustainable Development Report 2017 articulates our sustainable development performance across all operating jurisdictions for the reporting period 1 January 2017 to 31 December 2017. Our materiality selection process is guided by the International Integrated Reporting Council, the Global Reporting Initiative G4 Guidelines and the Accountability AA 1000 Stakeholder Engagement Standard. Our content selection process also considers our reporting objectives and intended audiences.

Due to the operational complexity, geographical disparity and size of our organisation, AngloGold Ashanti has focused on capturing and articulating issues of material concern at a company level in the reporting period.

Our materiality assessment process has matured significantly in recent years. From initially hosting multi-disciplinary corporate workshops, we progressed in 2017 to hosting an online survey designed to engage a wider business audience. This approach facilitated richer content discussions, followed by rigorous analysis. The online survey focused on the following aspects:

The external landscape. We conducted a qualitative survey of the top threats and opportunities using a PESTLE analysis. This acronym is used to describe Political, Economic, Social, Technological, Legislative and Environmental aspects of the external landscape.

Review of the 2016 company risks and material issues. We conducted a semi-quantitative relevance rating of the top 10 company risks, as well as the material issues as published during the 2016 reporting year. A net relevance score was calculated as part of the analysis and assigned to each of the issues reviewed.

Identification of emerging issues. The survey was designed to capture emerging risks and issues not captured by the PESTLE, or the 2016 company risks and material issues.

Supplementary inputs. Alongside the survey, we also studied data from external mining risk reports, issues arising from our interactions with investors and other stakeholders, and themes arising from social media and news reports. These external views were tested against the analysis of the survey data for congruency, or to identify any emerging issues not yet captured.

The process resulted in a set of 10 material issues. Both the material issues identified and the final report were reviewed by the Executive Committee and the Social, Ethics and Sustainability Committee of the Board. This was done to ascertain whether the material issues for reporting represented a balanced and comprehensive view of the critical areas of concern for the business and stakeholders and also to determine whether any additional or emerging issues, which should have been included, had been omitted.







SECTION 4

STRATEGY

The AngloGold Ashanti Sustainable Development portfolio comprises the safety, health, environment, community and government affairs, and security and human rights disciplines.

STRATEGY FOR SUSTAINABLE DEVELOPMENT

Key features

The current phase of our sustainable development journey began in 2013. Prior to this, disciplines functioned as independent streams, with a predominantly technical focus. Implementing discipline-focused strategies, each stream moved at varying pace on a maturation pathway. The approach was defensive, leaning towards compliance.

The first step was the development of a common strategic framework. One of the critiques of the framework was that it tended to be inwardly focused. This was a necessary approach at the time, given the varied maturity of each discipline. From 2014, the disciplines began taking steps to align their existing strategies to the framework. A significant part of this was to ensure that the guiding principles and philosophies shaping the updated sustainable development strategy were embedded into each discipline's work. Representing the first order of integration, consolidation of the

disciplines ensued with the development of a common language and consistent approach.

Over the next two years, credibility of the sustainable development portfolio progressively strengthened. Disciplines were increasingly recognised as part of a coherent team, rather than functioning in silos of technical expertise. Sustainable development conversations across the business began to shift from being compliance driven to recognising the advantage of superior sustainable development performance. This set the scene for embedding sustainable development approaches in core business practices, underpinned by the belief that the company's sustainable development performance was ultimately driven by operational leaders. This work showed good progress in achieving second order integration, but significant effort was still required in achieving third order integration, and the new concept of fourth order integration which we identified in 2017 as our thinking matured.




The four orders of sustainable development integration

Creating leverage

Establishing a foundation

Multiple value chains	• Understanding multiple value chains and their interfaces • Diversification within the mining value chain • Creating multiple streams of value for economic succession • Establishing alternative industries for resilient communities and society
Mining value chain	• Understanding the mining value chain as an eco system – upstream and downstream • Building and strengthening local capability within the value chain • Driving local participation (ownership) and local value addition
Mine cycle and core business processes	• Identifying critical business processes and activities • Hardwiring sustainable development concepts into business processes by design • Enabling execution through operations • Embedding sustainable development into the business culture
Sustainable development disciplines	• Establishing a common language and line of sight • Using a common framework for coherent actions • Changing the narrative from "cost centre" to "value generator" • Enhancing credibility and impact



STRATEGY FOR SUSTAINABLE DEVELOPMENT CONTINUED

By 2016, a solid foundation had been established, catalysing accelerated roll-out of the company's sustainable development strategy and allowing a more outward looking approach. In the latter part of 2016, we entered into partnership discussions with the University of Cape Town (UCT) to collaborate on sustainable development.

While retaining independence within the partnership, the combination of partners leverages off the two aspects of rigorous theory development and real-world implementation. A core mantra of the partnership is to provide "solutions from Africa, for the world".

Two partnership projects were identified, and during 2017 these evolved further as a deeper understanding of collaboration possibilities developed. The first project sought to develop a prototype to embed the United Nations' Sustainable Development Goals (SDGs) into business strategy was intimately linked to accelerated roll-out of our sustainable development strategy. The second, initially framed as a "winter school" was to host the thought leading "Green Mining: Beyond the Myth" one-day interactive workshop. The gathering explored new frontiers and opportunities to shift the mining sector into a more sustainable paradigm.



Sustainable development journey

- **2013** — Current phase of the SD journey begins — Developing a common strategic framework — Inwardly focused to accommodate varying degrees of discipline maturity
- Disciplines function as independent streams; predominant technical focus; varying maturation
- **2014** — Integrating the disciplines — Guiding principles and philosophies embedded into discipline work — Common language and approach
- **2015** — Integrating into the business — Strengthening credibility of SD portfolio — Sustainability conversations across the business. Shift from compliance to competitive advantage
- **2016** — Leverage off the foundation — Targeted integration into strategic business processes — Pockets of excellence in alternative livelihood creation. Mapping SDGs to material issues
- **2017** — Outward focus and collaboration — AGA – UCT partnership for thought leadership and innovation — Operationalising SDGs – 2030 aspirations set with step change activities. Focus on local business development

STRATEGY FOR SUSTAINABLE DEVELOPMENT CONTINUED

Our actions in 2017

Our actions in 2017 represent a step change in implementing the sustainable development strategic framework across the business.

Operationalising the Sustainable Development Goals with accelerated strategy translation

This work comprised a systematic and integrated translation of our sustainable development framework to discipline strategies and three-year work plans, along with embedding the SDGs into the strategy as part of our collaboration with UCT.

The partnership approach to operationalise the SDGs represents both design and action research, with the design flowing from real-time integration of the SDGs into the AngloGold Ashanti sustainable development strategy along with its implementation.

Our existing strategy was used as the base framework. Key aspects of this include a clear understanding of the sustainable development challenges facing the business (material issues); a set of business aspirations which are congruent with the SDGs; a clear value proposition to respond to the challenges and achieve the aspiration; and an adaptation of Kaplan and Norton's strategy mapping and balanced scorecard tools to frame a coherent set of actions.

The first step was to map the SDGs to our material issues, demonstrating their relevance to the business. All our material issues mapped to one or more SDG themes, and 16 of the 17 showed a connection. This supported an emerging argument that the challenges which the business needs to respond to for success – and indeed to be competitive – are also problems which the world is currently grappling with. A secondary observation was that certain material issues mapped to multiple SDGs. These signified points of leverage, and where the business responded superbly to such material issues, positive impacts could be seen across multiple SDGs. Lastly, four SDGs were cross-cutting, relating to all material issues. Demonstrating relevance to our material issues initiated a conversation within the business, strengthening support for the idea of integrating the SDGs into the business strategy.

Having mapped the company material issues to the SDGs, the next step was to review our sustainable development goals. The partnership presented an opportunity to revisit and refresh work done in 2014, and to align a new set of goals to the intent of the SDGs. With input from the Minerals to Metal Signature Theme, AngloGold Ashanti's Global Sustainability Leadership team met in March 2017 to develop 2030 aspirational goals for each discipline.

The discipline goals shared certain characteristics: they were bold; the sustainability leadership group collectively believed that achieving them would reflect business success; and all goals were congruent with the SDGs.

In the third design and implementation step, each discipline convened strategy workshops in May 2017, with participants from operations across the company. The base discipline aspirations were elaborated further, developing a common understanding and describing them more wholly, while connecting them to tangible outcomes.

The focusing challenge which needed to be addressed in achieving the aspiration was clarified, and this guided the development of a discipline strategy map. Each strategy map was consistent with the core sustainable development strategy map, yet purpose built to drive achievement of the aspiration. On this basis, SDGs (or components of SDGs) were prioritised within selected strategic focus areas of the discipline strategy maps. Balanced scorecards with three-year work plans, comprising enhanced activities to achieve the goals, flowed from the strategy maps. Where relevant, appropriate SDG targets and metrics were incorporated into the balanced scorecards.

Process for operationalising the SDGs with acceleration strategy implementation


1
Company sustainable development challenge clarified
2
Sustainable development aspirations set
3
Discipline goals elaborated
4
Focusing challenge established
5
Strategic focus areas refined
6
Three-year work plans developed for each strategic focus area

STRATEGY FOR SUSTAINABLE DEVELOPMENT CONTINUED

The result was a bold set of aspirations which were congruent with the SDGs; a set of business activities designed to achieve step-change business success and contribute to achieving the SDGs; and relevant SDG targets and metrics hardwired into the sustainable development strategic performance management system (balanced scorecard).

The uniqueness of the approach led to the partnership being invited to co-host a special side event of the 2017 United Nations General Assembly to showcase the work. The focus of the side-event was to explore and share leading practices on operationalising the SDGs. Led by the UN Sustainable Development Solutions Network (SDSN), the event involved several high-level agencies including the Inter-Governmental Forum (IGF) and the International Council on Mining and Metals.

The partnership presented a keynote address and facilitated a round table discussion. Of note, the partnership was the only keynote address focusing on tangible experiences and a systematic approach to operationalising the SDGs.

Progress in implementing the strategy for each discipline is discussed in more detail in the section on material issues.

Our performance

In previous years, we reported on implementation progress for each of the strategic focus areas in our strategy map.

Early in 2017 we evaluated the maturity level of the sustainable development portfolio, using the strategic focus areas as the parameters against which maturity was assessed. This served as a reflection on 2016, and represented a shift in the company from reporting on implementation progress to attempting to understand outcomes of implementation.

Additionally, the process of rolling out the strategic framework through the disciplines of the portfolio enabled testing and modification of the framework itself, refining the strategic focus areas to be more focused yet relevant to all disciplines. For 2017, we followed the approach developed during the year and rate our performance in terms of maturity.

 *Click here to view Setting our 2030 aspirational goals and prioritising the SDGs*

AngloGold Ashanti sustainable development maturity assessment

		2016	2017
Health of disciplines	Ensure effective structures and competence; actively manage the sustainable development talent pool	🔴	⚪
Embedding and integrating sustainable development	Business leaders understand sustainable development and it is integrated into business processes and activities	🔴	⚪
Information and knowledge management	The right information is appropriately captured, shared and used to improve decision making	🔴	🔴
Engaging with stakeholders and partnerships	Stakeholders and their relationships to the business are understood, and they are effectively engaged to optimise impact	⚪	⚪
Managing risk	Sustainable development related risks are understood, critical controls are identified and established, and control effectiveness is demonstrated	⚪	⚪
Capitalising on opportunities	Sustainable development opportunities are systematically identified and used to the benefit of the business, the environment and society	🔴	🔴
Monitoring, evaluation & reporting with effective governance	The business achieves its sustainable development performance outcomes and effective oversight ensures integrity of the systems in place	⚪	🟢
Being a catalyst for sustainable and mutual value	The business competences are leveraged to create shared value with stakeholders beyond our immediate scope of influence, enhancing the social license to operate	🔴	🔴
Communicating sustainable development performance	Internal and external stakeholders are meaningfully engaged on company sustainable development issues and performance	🔴	⚪
Enabling business competitiveness	Sustainable development initiatives position the company as the leaders in the field – across the mining industry and other sectors	🔴	⚪

🔴 Reactive   🟢 Proactive   ⚪ Compliant



MATERIAL ISSUES

Our sustainable development challenge is framed by the material issues facing the company. Our reporting reflects these issues as they are highlighted by the business and our stakeholders.

Employee safety
Pages 19-25

Employee and community health
Pages 26-34

Contributing to self-sustaining communities
Pages 35-43

Responsible environmental stewardship
Pages 44-50

Integrated closure management
Pages 51-54

Employee, community and asset security
Pages 55-58

Artisanal and small scale mining (legal and illegal)
Pages 59-62

Respecting human rights
Pages 63-65

Talent management and skills development
Pages 66-73

Navigating regulatory and political uncertainty and risk
Pages 74-78

 IN FOCUS

Our materiality process has matured significantly in recent years. We engage a wide business audience which has resulted in richer content discussions, followed by rigorous analysis.

EMPLOYEE SAFETY





GRI | DATA TABLES | QUESTIONS

The wellbeing of employees and their protection from hazardous exposures is a foundation which defines who we are and how we conduct ourselves. The importance of safety as a material issue was reaffirmed for the 2017 reporting period when it ranked as the most significant sustainable development challenge facing AngloGold Ashanti.

IN FOCUS
Our 2030 aspirational safety goal aligned with UN SDGs
Immediate focus on elimination of fatalities

Operational fatalities
7
2016: 7

Fatal injury frequency rate
0.06
2016: 0.06

All injury frequency rate
7.49
2016: 7.71

Injury severity rate
314
2016: 313

Key features

During the year, residual operational risk profiles remained high due to challenging operating conditions. The span of top risks has largely remained unchanged over the years.

Focus	Top risks
South African Operations	• Underground ground control • Vertical transport • Rail-bound transport
International Operations	• Heavy mobile equipment • Light vehicles
Common across operations	• Fires • Explosives • Electricity • Work at height

Although these risks are not exhaustive, they represent the most significant in the suite of major hazards within the organisation – those commonly associated with low frequency events but high consequences, including fatal injury. Within this context, seismic risk within South Africa remained an ongoing challenge.

In improving our capability to respond to risk, our focus remained on embedding and integrating safety into the



EMPLOYEE SAFETY CONTINUED

business. This is underpinned by the premise that safety, as a process and as an outcome, is mostly influenced by line management who shape the organisational culture and determine how work is done.

Structural changes to the South African business contributed to heightened risk as an expected consequence of organisational change. This required intensified mindfulness to ensure the change could be managed diligently in terms of future organisational design and continued effectiveness of work processes.

The regulatory landscape also influences operating practices in support of safe outcomes. During the year, no regulatory changes materially influenced current safety practices across the jurisdictions where we operate. The most significant shift seen was in the application of regulations in South Africa. During 2016, safety related stoppages commonly resulted in full mine stoppages whereas, in 2017, this largely changed to localised area or section stoppages.

Our actions in 2017

During the year, our actions were characterised by building on and refining approaches developed in previous years.

Enhancing the strategy to improve performance

In May 2017, the global safety leadership group met to enhance the strategy, ensuring that it was aligned to the group sustainable development strategy. A clear set of priorities and activities for the next three years were developed. The enhanced strategy also focused on integrating the relevant United Nations' Sustainable Development Goals (SDGs) into the business strategy.

The 2030 aspirational safety goal of "Workplaces free of injury and harm" was established, with its achievement being driven by:

- Leadership – leaders drive and enable the organisation to achieve the goal
- People – all employees are committed to and are actively working to ensure workplaces are free of injury and harm
- Work processes – all processes are well designed, with people in mind, to get the best results in the easiest and safest way
- Technology and innovation are used to eliminate exposure of people to hazards

Central to achieving the goal is the extent to which we embed and integrate safety into the business as a line accountability.

The aspiration is congruent with SDG 3, which focuses on good health and well-being. Developing this challenging aspirational goal enabled the crafting of a purpose-built strategy map using the company's base Sustainable Development strategy map as a framework.

Three-year work plans were developed for each strategic focus area, comprising objectives, activities, performance metrics,



PERSPECTIVE
Mapping the priorities – the strategic focus areas
Business competitiveness
Critical control prioritisation for optimal protection
Social licence to operate
Communicating with internal stakeholders on safety performance
Communication with external stakeholders on safety performance
Internal systems and processes
Management of risks to drive workplaces free of injury and harm
Enabling execution through line management
Monitoring evaluation, reporting with effective governance
Strengthening the foundation
Health of the safety discipline
Embedding and integrating safety management into the business
Information and knowledge management to enable learning



EMPLOYEE SAFETY CONTINUED

targets and accountabilities. The updated strategy was approved by the company executive and implementation workshops were held with the South African and International Operations leadership teams.

Embedding and integrating safety into the business

Rolling out the revised strategy to the operational leadership teams was a key step in continuing our work of embedding and integrating safety into the business. Progressively strengthening line ownership of the safety strategy and safety outcomes shifts the organisational culture from being reactive or compliant to a more proactive state and level of maturity. Importantly, approved activities within the strategy include setting role-specific safety accountabilities into all role descriptions and associated key performance indicators.

Recognising the importance of organisational culture (as determined by leaders) in shaping safety performance, a benchmarking visit to two sites in India was undertaken by AngloGold Ashanti executives during the year. Safety culture, along with the strategies and tactics used, were studied to explore whether world-class safety performance is possible within complex social and economic landscapes. It also allowed first-hand exposure to a strong safety culture. Similarities between macro factors and working conditions of sites visited, and areas where we operate, were

evident. Safety, as a concept and integral part of the organisational culture, was visible, practised and enshrined within the business model – and embedded into key operational and support business systems and practices, including human resources systems relating to performance appraisal, recognition, reward and promotion. The benchmarking exercise served to validate some aspects of the strategic approach we have been pursuing over the past few years.

The findings and related learning from the benchmarking exercise were shared with the company executive and senior operational managers. Further work is underway to adapt and implement similar approaches within the AngloGold Ashanti business context.

Risk management to drive workplaces free of harm

Integrated risk management is central to our safety strategy. Over the past few years, we have progressively matured in our approach to understand and manage risks through the development of Bow-Ties for our top risks and unwanted events. The approach has been implemented across the company and, the use of Bow-Ties and critical controls has been adopted by other disciplines within the sustainable development portfolio and in other areas of the company.

Operational safety profiles continue to be monitored and managed continuously,

indicating adequacy and effectiveness of controls in place. As required by the Major Hazard Standards implemented in 2016, critical controls and their management are being embedded into work processes and routines.

This is exemplified in Australia where Critical Control Management is driven by the General Managers of the Tropicana and Sunrise Dam gold mines. Bow-Ties for the major hazards that apply to both sites are jointly conducted with representation from both sites. Participants include contractors and relevant technical experts. Managing the critical controls identified enhances protection against harm and becomes a normal part of defined work activities with clear routines and accountabilities. In a good example of what this looks like in practice, the Underground Manager is the champion for Underground Heavy Mobile Equipment Fires. Mainly due to hydraulic hose or fitting failures causing oil to spray onto nearby hot components, fires in underground machinery were common. The Bow-Tie review initiated the implementation of significant controls. These included proactive maintenance, identification of fire-critical components that could only be replaced by Original Equipment Manufacturers' quarterly fire audits by the maintenance department on all mobile plant and hose-making competency training by external specialists for all maintenance personnel. These efforts drove a 90% reduction in fires in the underground fleet since 2013.

 EMPLOYEE
FEEDBACK

Rob Wood / Boilermaker / Sunrise Dam

Rob has worked at Sunrise Dam, Australia, for eight years, and is also the Health and Safety Representative for his crew. He has been the Champion for Lifting operations since the Bow-Tie was completed in early 2015.

"We pick up problems with controls and then find solutions. One new initiative we are introducing is bar-coding for lifting equipment and fall protection gear so we know where it is, and we can make sure it gets inspected and tagged every quarter."



EMPLOYEE SAFETY CONTINUED

Across the company, compliance with critical controls is monitored continuously with over 200 000 critical controls checks, verified monthly for effectiveness. Major hazard critical control performance standards are being introduced to further improve our understanding and management of major hazards and associated risks.

Compliance with critical controls and their effectiveness are being linked to incident investigations. This will help us to further understand the quality and adequacy of the controls we put in place, as well as the rigour we apply in managing them on an ongoing basis.

High Potential Incidents (HPIs) continued to be used as a leading indicator for low-frequency, high-consequence events. The agencies and hazards identified in HPIs are consistent with the top safety risks identified in the business and, in addition to advancing learning, they serve to strengthen our resolve to prevent unwanted safety outcomes. An open reporting culture continues to be strengthened with investigations and learnings from HPIs

shared across the business. During the year, dedicated focus on managing actions arising from HPI investigations continued with progressive improvements in the quality of actions and their closure, as scheduled.

Enabling safe operations through line management

Line managers are accountable for all aspects of safety management – from the prevention of hazardous exposures to incident investigation, learning and performance improvement. A sound understanding of risk management, in support of safety decision making and its implications for business success, is a prerequisite.

In giving effect to this accountability, participation in Bow-Tie analyses and the development of controls has contributed to greater levels of ownership. Incorporating safety accountabilities in role descriptions codifies safety as a normal part of work requirements, and integrating critical control management into work routines embeds safety into the organisational culture.



EMPLOYEE FEEDBACK

Walter Potts / Underground Manager / Sunrise Dam

Walter has been champion for underground heavy mobile equipment fires at Sunrise Dam, Australia, since 2013 and participated in the Bow-Tie review in early 2015.

"The safety team encourages and supports us to complete our inspections and quarterly reports. The process has become routine so the mining contractor personnel know what to expect, and co-operate with the data and evidence collection process. Collecting, reviewing and reflecting on critical control information for a number of quarters has led to the inclusion of new initiatives such as proactive maintenance practices. These initiatives have included identifying fire-critical components that can only be replaced with Original Equipment Manufacturers' quarterly fire audits by the maintenance department on all mobile plant and hose-making competency training by external specialists for all maintenance personnel."



EMPLOYEE SAFETY CONTINUED

In support of this, training of frontline managers in Safety Leadership and Hazard and Risk Management continued to progress well. Given that our approach to safety has evolved significantly over the past few years, particularly with progress made in critical control management, the safety leadership group has undertaken to review the various training programmes and update their content to reflect new developments, and to continually strive for fit-for-purpose hazard and risk management capability.

Other areas of activity and focus have included progressively improving safety information and reports for frontline managers, and adopting a holistic approach to contractor management for an improved safety performance. These efforts will continue for the next three years.

Critical control modelling for next-generation protection

Our focus on critical control management over the past three years has allowed us to accumulate large amounts of data in relation to adequacy and effectiveness of controls. A key historic limitation has been grouping controls into categories such as engineering, administrative and personal controls. Within each category, however, controls may have varying levels of adequacy and effectiveness.

Using data on the controls and safety incidents, mathematical modelling of individual controls is being developed to assist with discerning their relative power to protect. Application of mathematical modelling in the selection of an appropriate suite of controls for a particular set of hazards is underway through two pilot sites within the company.

While this approach is still new, we believe that this work will contribute to strengthening our ability to protect against hazards, as well as influence future approaches to critical control management in the mining industry and beyond.

Our performance

Our safety performance for the year was characterised by starkly contrasting outcomes between the first and second halves of the year.

In the first half of the year, we experienced record level safety successes. Prior to experiencing the first fatal injury for the year, the South Africa Operations had experienced 349 fatal-free days – the longest fatality free period in its history. The Mponeng and TauTona mines were one year fatal free while Kopanang Mine and South Africa Surface Operations respectively achieved one and two million fatality-free shifts.

Testimony to these successes, the South Africa Region was recognised by MineSafe as the most improved mining company on a year-on-year basis. MineSafe is an industrial body representing a collaborative effort between mining companies, employee bodies and the South African Department of Mineral Resources, and the award is MineSafe highest ranking prize.

The International Operations achieved one year fatality-free and accumulated 467 fatality-free days to year-end, representing an all-time best performance.

Sadly, in the second half of the year, the company experienced seven fatal injuries. Seismic and fall-of-ground events were the main cause and, in some incidents, resulted in multiple fatalities. The incidents reflect the harsh reality of operating the deepest underground mines in the world, and we have strengthened our resolve to eliminate harm in the workplace.



IN MEMORIAM

Mr Elias Quive
(11 July 2017)
Rail-bound transport incident,
Moab Khotsong Mine

Mr Ramabele Sebophe
(14 October 2017)
Seismic event, Mponeng Mine

Mr Tseko Ramakobo
(14 October 2017)
Seismic event, Mponeng Mine

Mr Nkoliso Sibeko
(23 October 2017)
Fall-of-ground incident, Kopanang Mine

Mr Peter Ngobeni
(23 October 2017)
Fall-of-ground incident, Kopanang Mine

Mr Mapheelle Tauoa
(2 November 2017)
Seismic event, Mponeng Mine

Mr Zwelinjane Khubone
(2 November 2017)
Seismic event, Mponeng Mine



EMPLOYEE SAFETY CONTINUED

Progress of activities and embedding the safety strategy across the business

Safety maturity assessment

		2016	2017
Health of disciplines	Ensure effective structures and people competence, and actively manage the safety discipline talent pool	🔴	⚪
Embedding and integrating sustainable development	Business leaders understand safety management and it is integrated into business processes and activities	⚪	⚪
Information and knowledge management to enable learning	The right information is appropriately captured, modelled, shared, and used to improve business decision making – enabling continuous and step change progress to achieve the goals	🔴	🟢
Management of risks to drive workplaces free of injury and harm	Current and emerging health risks are understood, critical controls are identified and established, and control effectiveness is demonstrated. Risk management is applied in a dynamic and responsive way	⚪	⚪
Enabling execution through line management	Safety practitioners influence, enable and coach operators to drive superior safety performance	⚪	⚪
Monitoring, evaluation, reporting with effective governance	The business achieves its safety performance outcomes and provides oversight ensuring integrity of the system	⚪	🟢
Communicating with internal stakeholders on safety performance	Targeted communication increases understanding of the safety business and mobilises support across the organisation for improved performance	⚪	🟢
Communicating with external stakeholders on safety performance	Effective communication on safety performance positions the company as a responsible citizen beyond compliance	⚪	⚪
Critical control prioritisation for optimal protection	Mathematical modelling distinguishes cost-effectiveness between a range of critical controls enabling better choices	🔴	🔴

⚪ Compliant 🟢 Proactive 🔴 Reactive

Compliance with standards and safety culture maturity

Safety framework maturity

	2016	2017		2016	2017
Strategic planning, goals and targets	🟢	🟢	Safe work practices	🟢	🟢
Corporate governance, legal and other requirements	⚪	🟢	Change management	🔴	🔴
Safety leadership and accountabilities	⚪	🟢	Contractors, suppliers and partner selection and management	⚪	⚪
Co-design and conversation	🔴	⚪	Hazard and risk management	🔴	⚪
Awareness, training and competence	⚪	🟢	Incident management	⚪	🟢
Occupational environment, health, wellbeing and fitness for work	🟢	🟢	Emergency response, crisis management and business continuity	🟢	⚪
Design, construction, commissioning, decommissioning and closure	⚪	⚪	Technology, research and development	🔴	⚪
Procurement and disposal	⚪	🟢	Knowledge management	⚪	⚪
Operational and asset integrity	⚪	⚪	Performance management	⚪	🟢
Work planning	⚪	⚪	Learning and experience	⚪	🟢

⚪ Compliant 🟢 Proactive 🔴 Reactive

EMPLOYEE SAFETY CONTINUED

Injury severity rate
(per million hours worked)


High-potential incidents*

* Only reported from 2014

Occupational fatalities


All injury frequency rate
(per million hours worked)


Fatal injury frequency rate
(per million hours worked)


Building organisational capacity for frontline supervisors achieved at all sites.





EMPLOYEE AND COMMUNITY HEALTH



GRI   DATA TABLES   QUESTIONS

GRI SPECIFIC STANDARD DISCLOSURES

G4-LA6: Type of injury and rates of injury, occupational diseases, lost days, and absenteeism, and total number of work related fatalities, by region and by gender

G4-LA7: Workers with high incidence or high risk of diseases related to their occupation

...d varied across our business
...which we operate.



Our 2030 aspirational health goal aligned with UN SDGs

Strengthened our strategic approach to improve a step change in our health performance

All occupational disease frequency rate

7.03
2016: 7.13

Noise induced hearing loss

10.2%
2017: 132 (2016: 147)

New cases of Malaria

12.1%
2017: 1,686 (2016: 1,504)

New cases of silicosis

18.32%
2017: 107 (2016: 131)

Key features

AngloGold Ashanti's health discipline comprises a diverse group of functions with a collective set of competences focusing on the prevention of disease, effective disease management and rehabilitation. The functions fall into the two broad categories:

- **Occupational environmental management** – identifying and managing hazardous exposures in the workplace
- **Medical management** – early disease identification, treatment, return to work and partnership-based community health initiatives

These categories make up the continuum of capability from prevention to disease management with each comprising several sub-specialty functions.

The health landscape is complex and varied across our business portfolio and the jurisdictions within which we operate. Disease burdens and profiles vary, and regulatory frameworks and requirements differ from country to country. Different operational complexities and mining processes drive significantly different levels of hazardous exposures and occupational risk profiles with major health risks often driven by labour-intensive, deep-level underground mining.



EMPLOYEE AND COMMUNITY HEALTH CONTINUED

Within this complexity at operational levels, interpretation and prioritisation of functions making up the health discipline often vary – from understanding and managing the occupational environment (preventive) to the provision of medical care (mitigating). The delayed onset of health consequences – often decades – contributes to lower prioritisation of health issues, less creative tension for the development of preventative solutions and a potentially reactive approach.

Adjacent to the immediate workplace, socio-economic conditions in the jurisdictions where we operate vary from good socio-economic conditions and high levels of wealth to widespread unemployment and poverty. These form part of the social determinants of health, which influence our operations as employees are integral to the communities they live in. Unfortunately, adverse socio-economic conditions are usually inversely related to local health system capability, with weak public and private health systems commonly found in communities with high levels of poverty and unemployment. This often influences community expectations on the level and type of health contribution the company brings to society.

Sustainable Development Goal 3 (SDG 3) recognises good health and well-being as a fundamental human right, as well as an important determinant of human and economic development and social cohesion. Achieving SDG 3 is underpinned by universal health coverage (UHC) enabling healthcare access to all, linked to effective provision of services through well-resourced and well-governed health systems.

As a contributor to societal development, mining companies are increasingly required to extend their participation in healthcare beyond immediate workplaces, and into communities where health needs are pressing. Within this context, there is a growing argument that mining, employee health and community health are inextricably linked in terms of two-way negative cause-effect relationships. As such, it is likely that future requirements for a social licence to operate will include greater contribution beyond employee health, to participating within our scope of influence in the areas of UHC, strengthening health systems and responding to specific community health threats, such as epidemics.





EMPLOYEE AND COMMUNITY HEALTH CONTINUED



Our actions in 2017

During the year, our work focused on enhancing the existing strategic approach of:

- Optimising internal medical systems to achieve stable and consistent performance levels

- Integrating medical and non-medical systems and activities to enhance overall health impact

- Sustainability-based initiatives to create mutual value

Over time these themes have contributed to establishing a foundation across the health discipline but with varying levels of consistency across operations. While significant progress has been made in areas such as occupational hygiene and emergency medical services, in other areas progress is limited to pockets of excellence, such as our response to the Ebola outbreak in Guinea, improvement in malaria control in Continental Africa Region, reduction in occupational tuberculosis and silicosis at our South Africa operations, and our integrated approach to baseline health studies in Colombia.

Against this background, in 2017 we focused on enabling a further step change in the company's health performance.

Enhancing the strategy to improve performance

Following the Group Sustainable Development workshop in March 2017, the Global Health Leadership Team held its strategy workshop in May 2017 to shape the health function's direction and activities over the next three years and beyond. The workshop focused on:

- Establishing a deeper understanding of the challenges facing the broad health discipline

- Clearly articulating the aspirational goal of "Healthy Employees and Healthy Communities" along with determining what success would look like – including alignment with the SDGs

- Prioritising strategic focus areas within the sustainable development strategic framework to achieve the goals and targets

- Developing coherent and detailed work plans/activities to achieve the objectives

Building on the context set in the Group Sustainable Development strategy, the concept of "Healthy Employees and Healthy Communities", as an aspirational 2030 health goal, was clarified, with the development of specific metrics to measure performance.



EMPLOYEE AND COMMUNITY HEALTH CONTINUED

Achieving the 2030 health aspiration requires us to address the challenge of effectively managing complex and evolving health risks facing the business. Our key shift is moving from a reactive (managing consequences) to proactive (prevention through reducing and eliminating exposure) approach that is deeply embedded into the business practices and culture. This requires:

- Strengthening Occupational Environment Engineering capability to eliminate exposure to hazards
- An operating model design that enables a common fit-for-purpose approach for local application, comprising:
  - Scope and service offerings
  - Competency and accountability

framework – recognising that the practitioner of the future requires new and broader skill sets
- Effective delivery processes framed by standards and guidelines
- Integrating health concepts and practices into the business
- Quantitative and qualitative demonstration of delivery and impact with continuous learning and performance improvement

The combination of understanding the challenge and setting goals enabled a fit-for-purpose adaptation of the Group Sustainability strategy map for application in the health discipline. In this way, the Group Sustainability strategic framework finds expression through the work of the disciplines within the portfolio.

Three-year work plans were developed to enable step change health performance, as well as greater contribution achieving SDG 3.





EMPLOYEE AND COMMUNITY HEALTH CONTINUED

Subsequent to revising the strategy, we established working groups to design a common operating model for the health discipline, incorporating the broad spectrum of prevention to disease management. Country health teams have begun to revise their health action plans to ensure alignment with the group approach.

Risk management to achieve the goal

Our objective is to ensure that current and emerging health risks are understood, critical controls are identified and established, and control effectiveness is demonstrated. Risk management must be applied in a dynamic and responsive manner. In the workplace, our primary intent is to manage hazardous exposure at source in line with occupational exposure limits (OELs).

At a group level, the company health risk profile remained unchanged during the year, with the health risk architecture being embedded deeper into the business. By the end of the year, baseline health risk assessments had been completed for all areas apart from Sadiola and Tropicana Gold Mines. In South Africa, a consolidated health risk assessment was done to incorporate all operations. These baseline health risk and impact assessments are used as the basis for all health-related interventions.

Baseline health risk assessments are also used to determine the top health risks facing the company and the development

of Bow-Tie analyses for the identification and establishment of critical controls. In the Sustainable Development Report 2016, we indicated our intention to complete Bow-Tie assessments for silica dust and noise exposures by 2017. Progress has been slow, and while a generic Bow-Tie for silica dust exposure has been developed, it has not been rolled out for the development of site-based Bow-Ties. The health leadership group is working on completing the process in 2018.

Notwithstanding the slow process to formalise critical control management through Bow-Tie analyses, reducing exposure to hazards at source continues apace. Two notable examples are continuous implementation of real-time silica dust monitoring in South Africa and prevention of exposure to diesel particulate matter (DPM) in Australia.

In South Africa, in addition to diligent application of standard practices in dust management, implementation of real-time dust monitoring censors continued. Certain modifications to the base implementation plan were required due to business re-organisation and rationalisation in the South Africa Region but this did not impede implementation. Importantly, full implementation was completed at Mponeng Mine, which will be the most significant operation in the South African portfolio.

In Australia, over the past few years, a range of interventions have been implemented

in the management of DPM, including the development of new diesel contracts moving towards cleaner diesel, shifting from diesel to electric equipment where appropriate, use of filters for diesel-powered machinery and monitoring of elemental carbon (EC). The interventions have prevented exceedance of OELs. Furthermore, the team has actively influenced the shaping of practice guidelines used in Western Australia. Testimony to the leading role played, Sunrise Dam has been chosen to participate in next-generation research, focusing on nanoparticles in DPM – the effects of which are currently unknown. This is a first in world research, and Sunrise Dam Gold Mine is well placed to become a

DPM Centre of Excellence for the company and the industry at large.

As part of intensified efforts to strengthen occupational health systems in Brazil, a detailed review of the Hearing Conservation Programme was conducted at the end of 2016 with a focus on strengthening the programme in 2017. Key activities included increasing occupational hygiene capability, revising employee education programmes regarding noise, a Bow-Tie Analysis for noise exposure with the identification and development of critical controls, and improvements to the screening and surveillance process for noise-induced hearing loss (NIHL).





EMPLOYEE AND COMMUNITY HEALTH CONTINUED

A common operating model driving operational excellence

A key focus of the revised health strategy is the development of a common operating model for health management across the company. A common approach to service provision is underpinned by a set of minimum requirements, which enable global consistency yet locally relevant application. With a common operating model, we enable a systematic approach to continuous improvement.

Health leadership at country or regional level is playing an active and collaborative role



in developing a common operating model. Throughout 2017 we focused on design, and this is expected to continue to mid-2018. In the design, key themes of the framework have been determined and working groups have been set up for each theme with representation from all operations.

These include:

- Health management and administration
- Occupational environment
- Occupational medicine
- Medical services

- Workplace public health
- Community health

Drawing from experiences with the safety transformation, concept papers for each theme are being drafted for review by the global health team. This collaborative and co-design approach enables broad ownership of the final model with easier application of a common set of standards for global consistency.

Rationalising the healthcare business in South Africa

For the year, activities in the South Africa Region have largely been shaped by reorganisation of the business. Specific work was conducted on reducing AngloGold Ashanti's Health footprint, commensurate with reductions in the size of the South African mining business. This included closure of in-patient services at Western Deep Levels Hospital, including wards, theatres and Intensive Care Unit (ICU). Hospital services in West Wits are now provided by the adjacent Fountain Hospital and through a range of service level agreements with other hospitals offering specialised care.

With the progressive rationalisation of the health service, hospital care will eventually be outsourced, and primary healthcare and occupational healthcare will be decentralised at mining business units. This will entail a high-level integrated health clinic based at Mponeng

Mine, providing occupational healthcare, primary healthcare and emergency response services. With the sharp decline in the South Africa Region employee base, retaining hospital capability is no longer justifiable.

In addition to restructuring the health service, the health team played an active role in supporting the mining business during the restructuring of the South Africa Region. This was through involvement in Section 52 representations to the Minerals Board (under the Mineral and Petroleum Resources Development Amendment Act) and Section 189 presentations to the Commission for Conciliation, Mediation and Arbitration (CCMA) (under the Labour Relations Act).

Community health initiatives G4-21

Across the company, community health initiatives focus on supporting specific challenges faced by local communities and on strengthening local health systems capability for sustained outcomes.

Consequent to the company public health risk profile, managing malaria in the Continental Africa Region remains a high priority. This entails company-led malaria control programmes which include the host communities of our operations. Consolidated malaria incidence levels for the Continental Africa Region operations remained at low levels for the year, on par with those seen in 2016.



EMPLOYEE AND COMMUNITY HEALTH _{CONTINUED}

In Tanzania, Geita Gold Mine contributed towards the renovation of the Geita Regional Hospital, a government institution that serves six districts. A new accident and trauma unit, a cardiac unit and an intensive care unit were built, while renovations also extended to existing hospital infrastructure. In addition to these improvements, Geita Gold Mine also donated two ambulances, and equipment needed to improve the quality of care. We continued to support HIV/ AIDS awareness, testing, and treatment through the HIV/AIDS Centre we donated in Geita town, and contributed to building a surgical theatre unit in a new hospital situated in the Chato district, approximately 120 kilometres from Geita town.

In Australia, activities have focused on the youth and vulnerable or at-risk groups mostly in the Laverton area. During the year the Laverton Women's crisis centre was refurbished and the company contributed to the 'Girls @ Risk' personal development programme. Other initiatives included various health and wellbeing programmes linked to the Laverton Leonora Cross Cultural Association; programmes supporting mental health and addressing drug and alcohol abuse in local communities; and interventions to identify and prevent hearing loss in Aboriginal communities.

In Argentina, contributions were made towards the purchase of equipment for the local hospital

in San Julian. This included the acquisition of a surgical operating table, an automatic external defibrillator and a kit for video laryngoscopy. Monthly financial contributions were also made to the Association for the Prevention of Eating Disorders and Anxiety.

In Brazil, several community health initiatives are supported through funding as outlined in the Fiscal Incentive Law. Such programmes include cancer screening of community members and initiatives to reduce drug use in adolescents. The company collaborates with government campaigns on public health problems such as dengue and yellow fevers, and influenza vaccination of employees and community members. In Crixas, the city associated with our Serra Grande Mine, the company provided support to the Associação de Pais e Amigos dos Excepcionais (APAE), a non-governmental institution which supports children with disabilities. Approximately 40 students benefit from this programme.

Health-related CSI spend in South Africa forms part of the commitments made in the respective Vaal River and West Wits Social and Labour Plans. Contributions in 2017 included focus on vulnerable populations such as people with disabilities, support for the elderly, provision of home-based care and support of hospice care for the terminally ill.

Our performance

Performance related to the strategy

In the 2016 reporting year, the health discipline maturity was assessed in relation to the process requirements of the occupational health, wellbeing and fitness for work company standard. Progress for 2017 was reassessed, with the company remaining at the same level previously identified. Of note, making shifts into a proactive level is particularly challenging.

MATURITY ASSESSMENT AGAINST COMPANY STANDARD

Process requirements	2016	2017
Health hazard and risk identification	⚪	⚪
Employee education and training on potential hazardous exposures	🟢	🟢
Identification of exposure to hazards in accordance with set limits	⚪	⚪
Early disease identification and fitness for work assessment in relation to capacity for specific jobs	⚪	⚪
Effective management of injury or illness including rehabilitation	🟢	🟢
Ensuring access to provision of equitable and sustainable healthcare	🟢	🟢
Monitoring and evaluation of health system effectiveness	⚪	⚪

⚪ Compliant   🟢 Proactive   🔴 Reactive

GRI   G4-21

GRI SPECIFIC STANDARD DISCLOSURES

G4-21: For each material Aspect, report the Aspect Boundary outside the organisation, as follows:
- Report whether the Aspect is material outside of the organisation
- If the Aspect is material outside of the organisation, identify the entities, groups of entities or elements for which the Aspect is material. In addition, describe the geographical location where the Aspect is material for the entities identified
- Specific limitations regarding the Aspect Boundary outside the organisation

EMPLOYEE AND COMMUNITY HEALTH CONTINUED

In keeping with alignment to the group sustainable development strategic framework, maturity of the discipline was also evaluated against the health strategic focus areas.

Health maturity assessment

		2016	2017
Health of disciplines	Ensure effective structures and people competence, and actively manage the health discipline talent pool	⚪	⚪
Embedding and integrating health management	Business leaders understand health management and it is integrated into business processes and activities	🔴	⚪
Information and knowledge management	The right information is appropriately captured, modelled, shared, and used to improve business decision making – enabling continuous and step change progress to achieve the goals	⚪	⚪
Engaging with stakeholders and partnerships	Internal and external stakeholders are meaningfully engaged to enable achievement of the health goals. Targeted partnerships are established to complement service offerings and for leverage to maximise impact	⚪	⚪
Management of risk to achieve the goals	Current and emerging health risks are understood, critical controls are identified and established, and control effectiveness is demonstrated. Risk management is applied in a dynamic and responsive way	⚪	⚪
Common operating model focusing on operational excellence	A common approach to service provision is in place, underpinned by a set of minimum requirements which enable global consistency yet locally relevant application. There is a systematic approach to ensuring continuous improvement	🔴	⚪
Monitoring, evaluation and reporting with effective governance	The business achieves its health performance outcomes and effective oversight ensures integrity of the system	⚪	🟢
Communicating with internal stakeholders on health performance	Targeted communication increases understanding of the health business and mobilises support across the organisation for improved performance	🔴	🔴
Communicating with external stakeholders on health performance	Effective communication on health performance positions the company as a responsible citizen beyond compliance	🔴	🔴
Demonstrating business value through health initiatives	The value protected and created for the business though health initiatives is understood, demonstrated and articulated	🔴	🔴

⚪ Compliant   🟢 Proactive   🔴 Reactive

Efforts have been initiated to improve maturity levels and while some improvements have been observed, other focus areas take longer to progress along the maturity curve.

Performance against the goals

Occupational diseases remain a significant challenge facing the company. For the year, while the total number of occupational disease cases reduced from 899 in 2016 to 855 in 2017, the all occupational disease frequency only improved marginally.

The major occupational diseases encountered, due to associated permanent disability, are silicosis and occupational tuberculosis in South Africa, and noise induced hearing loss (NIHL) which is a potential risk at all company operations. The rate of silicosis cases diagnosed continues to decline year-on-year, testimony to progressively improving dust control over the past decade. For NIHL, a 16% year-on-year reduction in the rate of cases compensated was achieved.

The most significant achievement recorded, was all Continental Africa Region operations being free of occupational disease for the year.





EMPLOYEE AND COMMUNITY HEALTH CONTINUED

OCCUPATIONAL LUNG DISEASE WORKING GROUP

In November 2014. Anglo American South Africa. AngloGold Ashanti. Gold Fields. Harmony Gold Mining Company, African Rainbow Minerals and Sibanye- Stillwater formed an industry working group on occupational lung diseases (OLD) to address issues relating to compensation for OLD in the gold mining industry in South Africa. The working group remains of the view that achieving a comprehensive solution which is both fair to past, present and future employees, and sustainable for the sector, is preferable to protracted litigation. The working group will continue with its efforts – which have been ongoing for more than three years – to find common ground with all stakeholders, including government, labour and the claimants' legal representatives.

The working group's objective is to develop, in conjunction with key stakeholders, a comprehensive and sustainable solution to the concerns about OLD compensation in the South African gold mining sector. The working group continues to assist the Medical Bureau for Occupational Diseases (MBOD) and Compensation Commissioner for Occupational Diseases (CCOD) (the government entities responsible for the certification and compensation of mineworkers with OLD in terms of the Occupational Diseases in Mines and Works Act (ODMWA)) to determine the financial viability of the ODMWA Fund, address the significant backlog of past claims and improve the ongoing processing and payment claims, locating of ex-mineworkers and development of a comprehensive database of current and ex-mineworkers.



All occupational disease frequency rate (Group)



New cases of silicosis (Group)



New cases of occupational TB (South Africa)



New cases of noised induced hearing loss (Group)



New cases of Malaria (Total for Continental Africa)



Malaria frequency rate (cases/million hours worked (Continental Africa))

The 2015 malaria frequency rate was restated as a result of a miscalculation of the number of hours worked

CONTRIBUTING TO SELF-SUSTAINING COMMUNITIES




GRI   DATA TABLES   QUESTIONS

GRI STANDARD DISCLOSURES

G4-21: For each material Aspect, report the Aspect Boundary outside the organisation, as follows:

- Report whether the Aspect is material outside of the organisation
- If the Aspect is material outside of the organisation, identify the entities, groups of entities or elements for which the Aspect is material. In addition, describe the geographical location where the Aspect is material for the entities identified
- Specific limitations regarding the Aspect Boundary outside the organisation

G4-24: List of stakeholder groups engaged by the organisation

G4-25: Basis for identification and selection of stakeholders with whom to engage

G4-26: Approach to stakeholder engagement, including frequency of engagement by type and by stakeholder group, and give an indication as to whether any of the engagement was undertaken specifically as part of the report preparation process

G4-27: Key topics and concerns raised through stakeholder engagement, and how the organisation has responded to those key topics and concerns, including through its reporting. Report the stakeholder groups that raised each of the key topics and concerns

GRI SPECIFIC STANDARD DISCLOSURES

G4-EC7: Development and impact of infrastructure investments and services supported

G4-EC9: Proportion of spending on local suppliers at significant locations of operation

MM5: Proximity to indigenous territories

MM6: Number and description of significant disputes relating to land use, customary rights of local communities and Indigenous Peoples

MM7: The extent to which grievance mechanisms were used to resolve disputes relating to land use, customary rights of local communities and Indigenous Peoples, and the outcomes

MM9: Sites where resettlements took place, the number of households resettled in each, and how their livelihoods were affected in the process

business intersects a variety of who become established in areas eople already live.

Community investment

$24.1m

2016: $20.2m

Community incidents

17

2016: 2

Total procurement spend

15.66%

2017: $2.29bn (2016: $1.98bn)

Resettlement sites

3

2016: 4

Key features

While the inextricable relationship between mines and host communities leads to opportunities for mutual benefit, it also leads to conflict. By focusing on the needs and challenges of host communities where we operate, AngloGold Ashanti can create opportunities for shared value throughout the lifecycle of our mines.

In 2017, we set 2030 aspirational goals within the group sustainable development function. These goals form part of our work to operationalise the United Nations' Sustainable Development Goals (SDGs) and align our performance to deliver against this universal framework. Our 2030 community aspiration is that "Communities are self-sustaining, free from poverty and inequality". In terms of our relationship with host communities and local government, this refers to leveraging our position to strengthen institutional capacity, establishing strong partnerships, and stimulating alternative industries beyond the mine. We also aim to leverage our position with governments to build strong partnerships and influence towards policy certainty in our operating jurisdictions. This requires us to deeply embed a proactive mindset in our business culture and practices. We must effectively manage complex and evolving social risks, and ensure leaders at all levels in the organisation understand and actively contribute to self-sustaining communities.

CONTRIBUTING TO SELF-SUSTAINING COMMUNITIES CONTINUED

Our community and government affairs strategy is the catalyst for achieving this aspiration. We recognise the need to deliver superior social performance. This must be characterised by relationships based on trust, socio-technical innovation and partnerships that drive societal upliftment within our scope of influence. Our success will ultimately be measured by community and societal inclusion in the mining value chain, local economic diversification, and securing and maintaining our social licence to operate.

Our actions in 2017  G4-21 G4-27

Strategies toward self-sustaining communities

Local economic development

Our local economic development programmes are designed in partnership with local government and host communities to increase economic growth, stimulate income-generating opportunities, create employment and nurture sustainable livelihoods beyond the life of mine.

In Tanzania, we reported on the launch of the Geita Economic Development Programme (GEDP) in 2015 as a five-year initiative aimed at stimulating employment creation and income generation. The programme involves establishing large-scale commercial agricultural projects, as well as several small and medium enterprises housed in a dedicated centre. One of the agricultural initiatives focuses

on cultivating rice paddy in the villages of Saragulwa and Nungwe, approximately 20km from Geita Gold Mine. In 2016, the project cultivated 310 acres of land, which increased to 900 acres in 2017. While local farmers have been cultivating rice in these fields for decades, using traditional seed varieties, yields have increased by up to 225% since the inception of the project and the introduction of improved seed quality and modern farming techniques. Approximately 980 farmers participate in this co-operative, benefiting from training and product storage in a modern facility. Geita Gold Mine completed the construction of the storage facility in 2017, which means farmers can now sell produce throughout the year and take advantage of seasonal price fluctuations. To ensure sustainability of the programme, farmers are also encouraged to partner in an envisaged irrigation scheme, facilitated by the mine, using water from the nearby Lake Victoria.

In Guinea, the Siguiri Economic Development programme (SEDP) primarily involves commercial aquaculture and agriculture. We have established a commercial fish farming project, which yielded its first harvest of 200,000 fish in November 2017. The initiative benefits approximately 60 fishermen and traders, and 300 indirect beneficiaries along the value chain. We also responded to issues of food security, malnutrition and

the high prevalence of artisanal mining by establishing vegetable and cashew nut farming initiatives. Approximately 300 producers in host communities benefit from vegetable farming as a result of a partnership between farmer-based organisations, local government and AngloGold Ashanti. Our aim for the cashew farming initiative is to stimulate commercial agriculture and address the mine's rehabilitation requirements by initially cultivating 74 hectares as part of a pilot plantation at the Sintroko waste dump in Kourouda. We successfully transplanted 1,500 cashew nut trees, and developed plantations in 11 villages of Bouré, covering an area of approximately 1,100 hectares. We helped stimulate youth employment by outsourcing planting to a company run by youths in Bouré.

In South Africa, the income-generating project, established in the AmaMpondo Kingdom, aims to alleviate poverty, create employment, contribute to food security and promote gainful use of communal land in areas where some of our employees originate. The project is an integral part of the AngloGold Ashanti approved 2015-2019 social and labour plan (SLP) regulated by the Department of Mineral Resources and is a partnership between AngloGold Ashanti, AB InBev (previously SABMiller), the district municipality, local community and local government. Since the project became fully operational in October





CONTRIBUTING TO SELF-SUSTAINING COMMUNITIES CONTINUED

2016, three co-operatives have been established, comprising 307 landowners of whom 51% are women. Approximately 5,000 community members are beneficiaries of the project. To ensure good governance of the project, the AmaMpondo Development Trust was registered in April 2017 and subsequently held two successful board meetings. A total of 556.4 hectares was planted in the first season and, although yields were lower than anticipated, issues were identified and the partnership is wholly committed to steering the venture to full commercial success. In the 2017/2018 agricultural production season, a committed budget of approximately $786 000 was allocated to deal with the challenges experienced in the first planting season.

VIDEO ON AMAMPONDO PROJECT

ANGLOGOLDASHANTI
SUSTAINABLE DEVELOPMENT
AMAMPONDO PARTNERSHIP

In Colombia, a youth entrepreneurship programme, in the Cajamarca municipality where our La Colosa project is situated, was established in partnership with an agricultural and education institution. The programme comprises two phases with the objective of strengthening the community's livestock and agricultural skills. The first phase began in September 2016 and involved the selection of 16 young leaders who were trained and certified as agricultural technicians. We also facilitated various discussions between producers, government and traders to promote awareness of agricultural products from Cajamarca. The second phase began in January 2017 and involved a train-the-trainer programme. Following a 76-day period, 10 individuals were certified as practical agriculture technicians, enabling them to return to their communities with new skills and technologies to improve productivity. The programme participated in a local livestock fair and supported the local farmer's market in Cajamarca. We also hosted information sessions about the success of our avocado production initiative in the region.



Infrastructure

In Tanzania, the Geita water supply project provides potable water to Geita Town residents by way of domestic connections and public access. When the project was initiated in 2012, only 3% of residents had access to clean and safe water but, as a result of the project, by January 2016, that figure had risen to 36%. In partnership with local government, Geita Gold Mine constructed the Nyankanga Dam, as well as a water-treatment plant, reservoir tank and public access kiosks. In 2017, a new pipeline was built to help maintain water supply to Geita Town. To date, AngloGold Ashanti has invested $5.2 million to fund the project.

In Guinea, we initiated the Bouré Secondary Education Development Project in response to government's sectoral education policy requirements, which identified recreational and educational infrastructure development as priorities.

Click on the play icon to open video





VIDEO ON GEITA WATER PROJECT

ANGLOGOLDASHANTI
SUSTAINABLE DEVELOPMENT
GEITA GOLD MINE WATER PROJECT



CONTRIBUTING TO SELF-SUSTAINING COMMUNITIES CONTINUED

The project aims to improve access to secondary education in the Bouré district and this was achieved through contributions to infrastructure in the Kintinian, Boukaria, Balato, Fatoya and Didi communities. The project began in 2016 with the construction of a library, classrooms, computer room and educator accommodation units for each of the five secondary schools in Bouré.

In Ghana, the Iduapriem Community Trust Fund focused on the provision of educational and sanitary facilities for host communities. In the Bankyim community, a recreational centre with seating capacity for 500 people was built, hosting a variety of activities such as youth programmes, community meetings and skills development programmes. Other newly built facilities include the Teberebie Health Centre, the Abompunso Junior High School and the New Techiman Early Childhood Development Centre. The Obuasi Community Trust Fund also installed mechanised boreholes at three high schools in response to a call for assistance from authorities. Previously, learners at the Akrofuom Senior High Technical School, Christ the King Catholic Senior High School and Asare Bediako Senior High School had to dedicate a portion of the school day to fetching water. The construction of the boreholes facilitates access to drinking water, reduces the incidence of waterborne diseases, and increases time available for teaching and learning.

In Mali, we embarked on a community water project in 2015 to ensure host communities have access to independent and sustainable water supply beyond the inevitable closure of Sadiola Gold Mine. Through a participatory approach, a community water management commission was established with representatives from the surrounding communities, who outlined plans for a water supply system to reach a target population of 15,000 inhabitants. To date, AngloGold Ashanti has completed the construction of a water reservoir and pumping system fitted with solar panels. We also initiated an empowerment programme to ensure the community can sustainably manage the system in future.

In South Africa, we invested in education infrastructure in our host and labour-sending communities. In the Merafong municipality, we built two science laboratories at the Kamohelo and Phororong primary schools. In the Matlosana municipality, we refurbished and equipped classrooms at the Geanthone and Kanana secondary schools. We also built an additional classroom, an early childhood development centre, a computer centre and ablution facilities at Sonata Junior Primary. In the OR Tambo municipality, we built an administration block at Bholani Primary School. The projects are included in AngloGold Ashanti's approved 2015-2019 Social and Labour Plan (SLP), which is regulated by government.

Capacity building

In Tanzania, 23 students from host communities and other areas near Geita Gold Mine completed a three-year apprenticeship programme sponsored by the mine. The apprentices qualified as auto electricians, diesel mechanics, electricians, welders and fitters. Sponsorship by AngloGold Ashanti included tuition fees, transport, accommodation, personal protective equipment, a monthly stipend, medical insurance and field allowances. The programme includes a combination of theoretical and practical skills in safety, firefighting and entrepreneurship. Students graduate with an apprenticeship and Hazard and Risk Management Level 1

qualifications. To date, 111 apprentices have completed the programme and qualified as artisans.

In Mali, the Sadiola Gold Mine Computer Project was established following collaboration between the host community, student and parent associations, and the local municipality. The aim of the project is to equip students with computer skills with lessons in English through e-learning. The project is part of the "Hey, English Will Help You!" programme, which has been in place since 2003 and focuses on developing skills in spoken and written English, as well as respect for cultural diversity. It also addresses health, reproduction and environmental management.





CONTRIBUTING TO SELF-SUSTAINING COMMUNITIES CONTINUED

Online tuition was introduced when classroom-based lessons became less effective. Internet connections were established at Sadiola Junior High School, Mine Junior High School and Kourouketo Junior High School to facilitate e-learning. Since then, several additional partners, including the American embassy, have joined the programme to expand the training of trainers.

In South Africa, we provide bursaries, internships, learnerships, school and enrichment programmes, and maths and science classes as part of our youth development strategy. Our Community Human Resources Development (CHRD) programme has seen the enrolment of 248 bursars since 2012 in various fields, such as engineering, metallurgy, commerce, industrial psychology and logistics. The programme has produced a total of 97 graduates to date. We have accommodated 356 community internships with some resulting in gainful employment at business units in our operations. We have also partnered with the Mining Qualifications Authority (MQA) to facilitate internships. Our mining and engineering learnerships hosted 756 learners to date of which some found employment within our operations. Furthermore, in partnership with the Department of Health, our programme resulted in a number of individuals obtaining nursing

qualifications. Additionally, 2,520 learners from surrounding schools benefitting from the maths, science and English programme, which has a 99% pass rate. Adult education and training is provided to communities – 1,930 community members have benefitted and 1,359 have acquired portable skills over the past six years.

In Australia, from 2016, we have provided academic support to secondary students at Eastern Goldfields College and John Paul College. These learners are disadvantaged compared to their city peers in terms of academic support programmes. The intervention included the Australian Tertiary Admission Rank (ATAR) testing pathways, which assesses learner readiness for most university programmes. Through our sponsorship academic experts visited Kalgoorlie in Western Australia to support students as they prepared for year-end examinations. The success of the programme contributed to the Eastern Goldfields College ranking, for the first time in its history, among the top 50 academic public schools in Western Australia. Further improvements are expected as 50 learners completed the ATAR pathways by the end of 2017. Success in ATAR is a critical step for entry into tertiary level education in Australia, and the programme is vital piece in support of education in general.





CONTRIBUTING TO SELF-SUSTAINING COMMUNITIES CONTINUED

Managing impact

Land access and resettlement

Access to land for mining activities, and the displacement and resettlement of people are complex, emotive issues with long-term implications for our relationship with host communities. AngloGold Ashanti's Land Access and Resettlement Standard articulates the company's approach to acquiring or accessing land and resettlement in instances where displacement of communities is unavoidable.

Our process involves an initial assessment of land requirements, including the environmental, social and health impacts. Following our initial assessment, a resettlement management plan is developed in consultation with local authorities, and the affected community, in line with global best practice as set out in the International Finance Corporation's

Performance Standard 5. Where displacement is unavoidable, affected communities are fully, fairly and promptly compensated for loss of assets. Additionally, we understand our responsibility to restore or improve the livelihood and standard of living of displaced people.

Ghana: Iduapriem Gold Mine (Teberebie)

Teberebie land acquisition stakeholder negotiations began in 2014 and were finalised by August 2015. The Teberebie asset survey and valuation report was developed to form the basis for compensation. In total, 836 property owners were impacted and 832 were fully compensated by the end of 2017. Compensation was completed in line with the asset survey and valuation report by independent consulting specialists. We have not been able to establish contact with the four remaining project-affected persons but

their funds have been kept in an escrow account in line with government regulations.

Ghana: Iduapriem Gold Mine (Mankessim)

The Mankessim Resettlement Plan was first approved in consultation with the affected community in 2012. The resettlement action plan identified 318 impacted households, 69 of which were deemed to be genuinely affected. Genuinely affected persons are those impacted by mining operations. The 69 households were surveyed and valued for compensation relating to physical resettlement. One household opted for cash compensation at full replacement cost. By the end of 2016, 21 households had not yet taken occupancy, citing dissatisfaction and requesting cash compensation. At a Resettlement and Negotiation Committee meeting on 29 November 2016, it was agreed that AngloGold Ashanti would pay

compensation. In 2017, 15 households took occupation and six households had not yet been relocated from Mankessim. A livelihood restoration programme for Mankessim involves agricultural land replacement and economic development projects.

Land replacement seeks to provide suitable alternative arable land to project-affected people for subsistence and commercial farming. In Mankessim, this process began in 2017 and will be extended to additional community members who were economically displaced. Farmers were encouraged to identify suitable alternative land within the project area, and received equal land size as replacement for farmland earmarked by the company. Negotiations were completed with Nananom, representing the farmers, and the Ghana Lands Commission.





CONTRIBUTING TO SELF-SUSTAINING COMMUNITIES CONTINUED

Implementation began with the 68 project-affected people where the farmers have validated land sizes for processing and payment.

Guinea: Siguiri Gold Mine (Seguelen – Area 1)
On 27 April 2017, the Centre de Commerce International pour le Development (CECIDE), Le Memes Droits Pour Tous (MDT), and Inclusive Development International (IDI), on behalf of 380 Kintinian families (the complainants), submitted a complaint to the Office of the Compliance Advisor Ombudsman (CAO). The complainants allege that they have suffered from violent forced evictions from Area One resulting in physical and economic displacement and a range of adverse impacts on their health and lives. SAG denies these allegations and contends that the resettlement process was conducted in accordance with the laws of Guinea, company/IFC standards and with the consent of the project affected families.

CAO is the independent accountability mechanism for the private sector arm of the World Bank Group, the International Finance Corporation and the Multilateral Investment Guarantee Agency which responds to complaints from local communities concerned with the environmental and social impacts of IFC/MIGA projects.

On 17 October 2017, CAO visited Siguiri Gold Mine for a meeting as part of an assessment of the issues brought up in the complaint. The assessment aimed to help CAO gain a better understanding of the concerns raised in the complaint, understand different perspectives on the issues, and help the parties make an informed choice about options available to address the complaint through CAO's Dispute Resolution and Compliance functions. CAO's assessment of the complaint does not entail any judgement on the merits of the complaint but as an outcome produced a report setting out each party's version of the events. The report is now available on the CAO website alongside the complaint at www.cao-ombudsman.org.

The next step will be for the parties to hold an initial meeting to exchange information. We anticipate that the meeting will be held in the second quarter of 2018.

Colombia: El Diamante
As highlighted in our 2016 report, the El Diamante resettlement, close to our La Colosa project, began after the resettlement plan was approved in 2010. In 2017, the remaining six families were successfully resettled. This brings the physical resettlement to a close as 51 families initially identified as impacted were successfully resettled.

Stakeholder engagement G4-25, G4-26, G4-27
AngloGold Ashanti recognises that proactive, positive engagement with our stakeholders can lead to inclusive decision-making that benefits the company as well as host communities. Engagement is a complex and dynamic process, often subtly influenced by the biases and agendas of individual parties. We are informed by principles of flexibility, authenticity and transparency when we initiate dialogue with our stakeholders. Our approach to community engagement is guided by our Engagement Management Standard, which stipulates that each operation must prepare and implement an engagement strategy that is forward-looking to identify potential developments that may affect stakeholders.

In Ghana, Obuasi Gold Mine and the Environmental Protection Agency (EPA) hosted a public meeting in 2017 to discuss the potential redevelopment of the mine. Discussions were attended by more than 46 communities, as well as paramount, divisional and local chiefs within the Adansi and Bekwai communities, local NGOs and other stakeholders. The purpose of the forum was to create an opportunity for members of the public to express their opinions on the proposed redevelopment plans, as well as proposals for environmental management initiatives, such as tailings facilities and water infrastructure projects. The public meeting was well-attended and presented an opportunity for AngloGold Ashanti to reiterate our approach to localisation in terms of providing opportunities for skills development and procurement.





CONTRIBUTING TO SELF-SUSTAINING COMMUNITIES CONTINUED

In Brazil, we initiated a study culminating in an updated stakeholder map of the seven municipalities of influence in our area, namely Barão de Cocais, Caeté, Nova Lima, Raposos, Sabará and Santa Barbara in the State of Minas Gerais, and Crixás in the State of Goiás. The study was based on interviews with 96 key stakeholders and included socio-economic analyses of each municipality. We also hosted a one-day annual meeting, dedicated to open and transparent discussions about company results and impacts in host communities. This event was attended by representatives of key stakeholder groups, including host communities, local government, media, civil society and suppliers. The last meetings were held on 26 October in the municipality of Sabará (with participation by representatives of the municipalities within the State of Minas Gerais) and, on 21 November, in the municipality of Crixás. In total, 51 stakeholders participated, contributing their perceptions, ideas and suggestions.

In South Africa, we reviewed our engagement strategy to ensure it remains current and in line with international best practice.

Our engagement efforts during the reporting year focused primarily on negotiations on the new Mining Charter through the Chamber of Mines, as well as rightsizing of the South Africa operations. These engagements were held with government at national, regional and municipal level, as well as trade union representatives, host communities and civil society organisations, and small, medium and micro enterprises. The issues ranged from repositioning of AngloGold Ashanti's South Africa Region operations to the state of compliance in terms of mining rights, particularly mine works, environmental plans, SLPs and impact of the downscaling process on communities. We also engaged with the regulators and community to discuss continuity in the planned handover the Vaal River mining rights following the sale of our Kopanang and Moab Khotsong mines.

Indigenous peoples

Engagement with indigenous communities must begin at the earliest possible stage of the mining life cycle – from exploration and mining to closure. Our approach is guided by the AngloGold Ashanti Management Standard for Indigenous Peoples, which has been in effect since 2011. It strives to ensure





CONTRIBUTING TO SELF-SUSTAINING COMMUNITIES CONTINUED

our operations understand and respect the social, economic, environmental and cultural interests and perspectives of indigenous peoples. The standard was informed by the IFC Guidance Note 7 on Indigenous Peoples and the International Council on Mining and Metals (ICMM) position statement on mining and indigenous peoples.

In Australia, we partnered with Goldfields Clontarf Academy for Aboriginal boys and an Aboriginal-owned contractor, Triodia Mining, at Tropicana Gold Mine to implement Transition from School to Work. Based on the encouraging results of the partnership, it is currently being replicated at the Kalgoorlie Girls Academy, the Eastern Goldfields College and Kalgoorlie-Boulder Community High School. We also partnered with schools to provide teacher training and resources to assist in meeting new requirements set by government for minimum numeracy and literacy standards.

Artisanal and small-scale mining (ASM)

ASM remains a key material risk for AngloGold Ashanti. The loss of gold-bearing ore, environmental degradation, the use of dangerous chemicals and human rights violations against vulnerable groups are of primary concern. For further information, refer to the section on artisanal and small-scale mining in our report.

Our performance

Each operation in our portfolio has its own community complaints and grievance mechanism. These are developed with local context and cultural sensitivities in mind to ensure complaints are received and dealt with in a manner that is transparent and ethical. All complaints and grievances are recorded with an estimated timeline for providing feedback and communicating with the complainant. In instances where grievances cannot be resolved by the company, with the consent of the community, it may be referred to a third party for mediation and/or arbitration.

Community Information Systems

Our Community Information Management System (CIMS) came online in 2017, and is being implemented in phases. In the first phase, we implemented actions, commitments and promises, community incident management, complaints and grievances, engagement strategy, project management, socio-economic development, stakeholder group and stakeholder individual modules. The rest of the modules are scheduled for implementation as part of the second phase in 2018.

$2.29 billion
in total procurement spend

Community incidents



Community investment ($bn)
(Group less equity)



Proportion of spending on local suppliers
(%)



- Argentina
- Brazil
- Australia
- South Africa
- Ghana
- Mali
- Guinea
- Tanzania





RESPONSIBLE ENVIRONMENTAL STEWARDSHIP



GRI   **DATA TABLES**   **QUESTIONS**

GRI SPECIFIC STANDARD DISCLOSURES

G4-EN1: Materials used by weight or volume

G4-EN2: Direct energy consumption

G4-EN5: Energy intensity

G4-EN8: Total water withdrawal by source

G4-EN9: Water sources significantly affected by withdrawal of water

G4-EN10: Water recycling

G4-EN11: Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas

G4-EN13: Habitats protected or restored

G4-EN14: Total number of IUCN Red List species and national conservation list species with habitats in areas affected by operations, by level of extinction risk

G4-EN15: Direct greenhouse gas (GHG) emissions (Scope 1)

G4-EN16: Energy indirect greenhouse gas (GHG) emissions (Scope 2)

G4-EN18: Greenhouse gas (GHG) emissions intensity

G4-EN20: Emissions of ozone depleting substances

G4-EN21: NOx, Sox and other significant emissions

G4-EN22: Total water discharge by quality and destination

G4-EN23: Total waste by type and disposal method

G4-EN24: Total number and volume of significant spills

G4-EN29: Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with environmental laws and regulations

G4-EN34: Number of grievances about environmental impact filed, addressed and resolved through formal grievance mechanisms

MM2: The number and percentage of total sites identified as requiring biodiversity management plans according to stated criteria, and the number (percentage) of those sites with plans in place

MM3: Total amounts of overburden, rock, tailings, and sludges and their associated risks

MM10: Number and percentage of operations with closure plans

nd maintaining AngloGold Ashanti's o use our share of natural resources

Reportable environmental incidents

3

2016: 1

Energy consumption (PJ)

3.33%

2017: 30 (2016: 29)

GHG emissions (kilotonnes)

2.68%

2017: 3,953 (2016: 4,062)

Water use (Megalitres)

2.88%

2017: 52,219 (2016: 50,716)

Key features

In 2014, we prioritised three strategic focus areas as part of our environmental framework. These included securing leadership commitment, enhancing environmental awareness and organisational capability; creating a deeper understanding of our environmental risks; and ensuring effective governance and compliance processes.

Since first prioritising these focus areas, we have progressively evolved them into mature workplans, and have seen the benefit as reflected through in our sustained environmental performance. Our next ambition is to achieve our 2030 aspirational goals. These goals are aligned with the United Nations SDGs, and aim to elevate our efforts in order to deliver environmental performance that positively impacts both the company as well as broader society.

The 2030 environment aspirational goal is to "Eliminate environmental harm, and use natural resources equitably". For AngloGold Ashanti, this means continuing to build on the risk management systems designed to ensure the elimination of environmental harm,



RESPONSIBLE ENVIRONMENTAL STEWARDSHIP CONTINUED

but also leveraging our capabilities in land and water management to create value beyond our traditional mine boundaries, and driving integrated closure management. This ambition requires that we further advance our cultural maturity, and become more proactive. To achieve this, we are establishing multidiscipline working groups focused around specific environmental themes to proactively identify and capitalise on opportunities within and outside the organisation. By embedding an environmental awareness in everything we do, we will continue to improve the efficiency with which we make use of natural resources.

Our actions in 2017

Water

Access to water remains an important social, environmental and economic issue. As the global population grows, demand for good quality water required to meet the needs of society, agriculture and industry, continues to escalate. This often occurs in the face of mounting water supply pressure caused by more frequent droughts. As noted in our 2016 report, the International Council on Mining and Metals (ICMM) released a Water Position Statement in December of 2016. This water position statement sets out an approach for effective water stewardship, understanding that it requires concerted effort from government, civil society, business and local communities. As a member of the ICMM,

the position statement commits AngloGold Ashanti to apply robust and transparent water governance; manage water at operations effectively; and to collaborate with external stakeholders to achieve responsible and sustainable water use. The position statement is supported by the ICMM Water Reporting Guide, whose development and case studies we contributed to. AngloGold Ashanti remains well positioned to meet these commitments.

In terms of operational water use, we primarily draw on three sources of water, in addition to the rainfall directly harvested on our processing facilities. The first is groundwater pumped from borefields, or water that collects in our underground operations as it seeps down through fissures and cracks. Second, in some jurisdictions where we operate, we purchase water from utilities. Lastly, we are permitted to abstract limited volumes of water from surface sources, such as rivers or lakes, through our licencing agreements with governments. We continually work to optimise the use of raw water in our operations, maximise water recycling to the extent practicable and ensure the safe discharge of excess water to the environment. We recognise water recycling as a key feature of water stewardship, and track water recycling efficiency. It is calculated using the approach contained in the ICMM Water Reporting Guide, which is based on the Water Accounting Framework as published by the

Minerals Council of Australia.

AngloGold Ashanti operates mines in areas where there is water scarcity, as well as water abundance. Each scenario affects our water balances differently and a unique management approach is required to satisfy the needs of mining operations as well as host communities. During 2017, our operations in Tanzania, Mali and Guinea experienced reduced rainfall. In Tanzania, this necessitated increased water abstraction from Lake Victoria through the construction of an additional pipeline. However, as an added benefit, the additional pipeline also provided access to water for irrigation for many of the communities in its vicinity. Similarly, in Ghana, Iduapriem Mine experienced lower than usual rainfall volumes, which required increased water imports from rainwater collected in its Block 7 pit lake. Water imports from the Tinkisso River were also increased at Siguiri Mine in Guinea during the 2017 reporting year, due to drier climatic conditions.

In South Africa, removal of extraneous water infiltrating from neighbouring mines is a high priority for our Vaal River and West Wits mines. With the sale of the Moab Khotsong and Kopanang mines, the focus will shift to West Wits and the ~5Ml per day of extraneous water draining into the underground operations from the neighbouring Blyvooruitzicht mine. The water from this mine is poor quality and

mildly acidic, but during 2017 the AngloGold Ashanti West Wits operation succeeded in absorbing the full volume in our operations, which prevented the extraneous water from being released to the environment.



Water use and efficiency



RESPONSIBLE ENVIRONMENTAL STEWARDSHIP CONTINUED

This was accomplished by adjusting the extraneous water's pH, allowing it to be used in the mining and gold processing circuits and offsetting fresh water imports to the operation. However, it remains to be seen whether the current solution can be sustained during a normal and very wet rainfall season.

At Obuasi Gold Mine in Ghana, due to historical allegations of ground water contamination from the Sansu community, AngloGold Ashanti commissioned both the Ghana Council for Scientific and Industrial Research and Envaserv Research Consult to conduct and investigation. Results to date highlighted elevated coliform bacteria and metal concentrations in the water which are the result of regional geology-driven phenomenon and poor sanitation practices, and not the result of Obuasi's gold mining operations.

Tailings

It is AngloGold Ashanti's obligation to ensure our mine tailings are stable, non-polluting and contained. We are guided by international best practice and have robust systems and processes in place to manage our facilities. In our 2016 report, we outlined our approach to tailings management. During 2017, our primary focus remained on the water management issues on or near our tailings facilities.



Following an extended period of rain, our Kareerand facilities in South Africa experienced an intense storm event of more than 50mm rain in less than three hours. This additional water overwhelmed the facility's already full process water management system resulting in an environmental incident. The facility itself remained stable and freeboard of the dam was safely maintained. In response to the incident, we further upgraded our stormwater management system to improve our capability of managing future storms of similar intensities.

In Brazil, we received approval from the regulator to raise our Cuiabá, Queiroz and Córrego do Sítio tailings storage facilities, despite the complex legislative environment that persists after the 2015 Samarco tailings disaster. These operations are also testing the technical, financial and regulatory viability of different deposition methodologies to ensure we can make use of the most effective options available. The methodologies are primarily focused on the stability of tailings facilities and water management, and we will integrate the learnings at other operations in our portfolio where they may be applicable. The development of emergency response plans is taking place in consultation with local communities to facilitate a common understanding of the emergency response process.

Cyanide

AngloGold Ashanti is a founding signatory to the International Cyanide Management Code (ICMC). The Cyanide Code was developed by a multi-stakeholder steering committee under the guidance of the United Nation's Environmental Program (UNEP). It is a voluntary programme for gold mining companies, focused exclusively on the safe manufacture, transport, and use of cyanide in the production of gold. Companies adopting the Cyanide Code are required to have mining operations audited by independent third parties to determine the status of the code implementation. The majority of AngloGold Ashanti's operations have been certified under the code. During 2017, Tropicana Gold Mine in Australia received its inaugural certification, which also coincided with Sunrise Dam's successful recertification for another three-year period. Córrego do Sítio II in Brazil also received full certification while Cerro Vanguardia Mine in Argentina was successfully recertified for another three-year period.

Energy

Most of our energy is generated from fossil fuels, either being purchased from utilities or generated by our operations through the combustion of fossil fuels. A minor percentage of our energy is sourced from hydropower. Since 2013, AngloGold Ashanti's energy consumption has edged downwards as a result of cost savings, energy efficiency initiatives, divestments and the scaling down of operations. More than 95% of the company's Greenhouse Gas (GHG) emissions arise from energy consumption. Approximately 68% of 2017 GHG emissions arose from the South African operations due to emission-intensive coal-based electricity purchased from the national utility.



RESPONSIBLE ENVIRONMENTAL STEWARDSHIP CONTINUED



South Africa

Our operations in South Africa continued to experience improved supply reliability of the electricity sourced from the national grid. It is anticipated that tariff increases will be kept in line with the Consumer Price Index (CPI) by the National Energy Regulator for the 2018/2019 period. We conduct long-term energy security risk assessments, which are updated annually to address current conditions while evaluating cost and technology improvements in renewable energy. In addition to traditional forms of renewable energy, such as solar power, we continue to evaluate improvements in biofuels, new generation technologies, and fuel switching. Energy efficiency is a key element in the South Africa Region's strategy to reduce operating cost – since 2010 we have consistently improved our annual energy intensity in terms of GJ per tonne of ore treated. The announcement in 2017 to divest assets will have a pronounced impact on the region and company's emissions profile.

Australia

During 2017, we completed the conversion of our on-site electrical power generators from diesel fuel to natural gas. A small number of diesel generator units remained on site to address the demands of dynamic electrical loads, which are outside the operating capacity of the base-load natural gas units. Efforts are underway at both our Australian

mines to further reduce variances in electrical demand and potentially eliminate the need for diesel powered generation. We also implemented various optimisation initiatives that improved efficiencies.

Continental Africa

Onsite diagnostics across our operations in the Continental Africa Region enabled the identification of incremental energy saving opportunities. Tools to aid the refinement and implementation of these initiatives have also been developed. Each site has an Energy Management Plan whose KPI Dashboard monitors improvements and simultaneously provides for identifying further energy opportunities. Actions across the region include renegotiation of utility tariffs, replication of best practices from other mines in the AngloGold Ashanti portfolio, and the increased use of solar power for roadway lighting and other applications.

In Tanzania, Geita Gold Mine initiated a large project to replace an existing power station whose units are at the end of their economic life. The new power station will utilise fuel-efficient generators and a more modern power station design. During the tender process, proposals were received for hybrid power stations utilising both traditional engine generators and photovoltaic solar power to lower generation costs and improve our use of

renewable energy. Unfortunately, the physical constraints of our mine concession would not render a solar power field large enough to make a hybrid power station design cost-effective. However, the diesel-powered units in the awarded bid are designed to a wide operating band, enabling each generator to provide electrical power under a variety of load conditions without sacrificing fuel efficiency. The new power station is scheduled to be commissioned in 2018.

Americas

In Brazil, hydropower capacity has now stabilised but not fully recovered from the drought conditions in prior years, providing improved reliability in electrical power supply. Energy efficiency improvement and cost reduction activities continue within the region.

We also facilitated the continued implementation of the ISO 50001 Energy Management Standard and the AngloGold Ashanti Energy Management System. A particular area of focus in 2017 was the valuable, but often overlooked opportunity of employee engagement through increased energy awareness. Our operations across Brazil have deployed actions such as visual aids to stress the value and importance of energy efficiency, multimedia interactions with employees, and reward and recognition for onsite energy teams.



RESPONSIBLE ENVIRONMENTAL STEWARDSHIP CONTINUED

Ongoing energy projects include the continuation of our ventilation-on-demand control systems, expansion of real-time energy metering and data analysis, and the addition of automated energy efficiency controls to production equipment. The latter enables our systems to shut down high energy consuming equipment after a set period of idle time, further improving our energy consumption per tonne of ore treated.

An additional opportunity under development is expansion of the automated underground ventilation supply and the associated exhaust fan systems. Finally, we are exploring the replacement of our existing diesel-driven heavy underground equipment with more energy efficient electrically powered machines. Benefits of this proposed conversion includes a significant reduction in underground air contaminants, in addition to improving our lowering carbon emissions.

Climate change

Climate change is a global challenge posing risk to society and the environment. AngloGold Ashanti can contribute to climate change mitigation by reducing emissions and improving our efficiency of fossil energy use. In South Africa, our direct (Scope 1) emissions are dwarfed by our indirect (Scope 2) emissions – 100 kiloTonnes CO_2-e of direct emissions vs 2,633 kiloTonnes of CO_2-e of indirect emissions in 2017. The South African carbon tax legislation has been

on the national agenda for several years. The second draft of the Carbon Tax Bill was released during December 2017, and National Treasury announced implementation of the tax from 1st of January 2019. With relatively low direct carbon emissions, AngloGold Ashanti's main exposure to carbon tax will be through the increased cost of electricity purchased from the national utility provider, Eskom. The carbon tax on liquid fossils fuels used in the region will be imposed at source in addition to current fuel taxes. Although the initial carbon tax rate is approximately $10 per tonne of CO_2-e, during the first phase, which ends on 31 December 2022, a series of allowances will reduce the effective rate anywhere between $0.50 and $4 per tonne.

In Australia, Tropicana gold mine submitted an application to the Clean Energy Regulator for a Calculated Baseline under the Federal Government's Carbon Emission Safeguard Mechanism. This 2016 legislation is aimed at limiting future growth in Greenhouse Gas (GHG) emissions. After setting baseline emission thresholds, the Safeguard Mechanism will require that companies submit carbon credits or pay penalties for excess emissions.

In 2007, AngloGold Ashanti set a greenhouse gas intensity improvement target of 30% in the long term, which was later clarified as 15 years (2022). It was framed using ounces of gold produced on the assumption that

gold production would remain a suitable proxy for mining production activity levels. However, the effect of reducing gold grades in mined ore has undermined this assumption. This is because the primary drivers of energy consumption (and resultant GHG emissions) in AngloGold Ashanti operations are the volume of rock mined, trammed and hoisted, distances trucked and tonnages milled in processing plants. In addition, our underground mines commonly use significant amounts of energy to ventilate and cool the underground workings. As a result, in our reporting on GHG performance, since 2013, the company has adopted a per tonne of ore processed denominator, replacing gold ounces produced. This is considered a more appropriate indicator of mining activity levels and is also more consistent with broad industry practice. With our targeted 30%

carbon intensity improvement in place, the diagram below illustrates our performance to date against the 2007 base year in GHG per tonne of ore processed. When compared to the base year, our 2017 intensity is ~20% lower but this was already surpassed between 2013 to 2015, peaking at ~26% below the base. A further improvement in the company's emissions intensity is anticipated after the asset sales and deep-level mine closures in the South Africa Region, making a sustained 30% improvement before 2022, within reach.

Biodiversity

In Australia, the Great Victoria Desert Biodiversity Trust (GVDBT) initiated three projects focused on fire history and knowledge to facilitate improved fire management. The aim is to protect vegetation and threatened fauna in the Great Victoria Desert (GVD) from



GHG emissions intensity 2007-2017



RESPONSIBLE ENVIRONMENTAL STEWARDSHIP CONTINUED

devastation caused by large late-season fires. The first was the Cultural Burn Rule and Biodiversity Mapping project, which involved passing on traditional knowledge from the Tjilpi and Minyma elders to the rangers and other family and community members to improve land management. The elders and rangers visited 44 remote sites by helicopter, and exchanged skills such as how to search and care for Nganamara (Malleefowl) and traditional fire management practices.

We also undertook the Northern Australia and Rangelands Fire Extension project in partnership with Charles Darwin University to complete long-term fire history mapping for the Great Victoria Desert. This resulted in full fire history data for the period 2000 – 2016 becoming publicly available. Finally, the Traditional and Contemporary Fire Patterns project involved obtaining and stitching together old aerial photography for the region, dating back to the 1960s. The project is in partnership with the Department of Biodiversity, Conservation and Attractions, and the objective is to locate fire scars. Personal interviews were also conducted with elders about traditional burning practices to include indigenous cultural knowledge. The outcomes from these projects will be utilised by the GVDBT and land managers to guide future fire management planning with the re-introduction of traditional patch-burn practices to protect vegetation and threatened fauna from large wildfires.

Our performance

2017 SDR: Environmental Incidents

Site:	**Mine Waste Solutions, South Africa**
Date:	21 February 2017
Incident:	Following a significant storm event of 50mm rain in less than three hours, the return water dam at the Kareerand Tailings Storage Facility (TSF) overflowed into an adjacent drainage line that drains towards the downstream Vaal River. In addition, tailings material from the surrounding area also spilled towards and into the Vaal River. The Kareerand tailings storage facility remained stable during the incident and freeboard of the dam was safely maintained.
Corrective action:	Operations at Kareerand were suspended and extensive downstream water sampling was initiated. Midvaal Water Company was notified to ensure water quality monitoring was maintained and tracked. The Department of Water and Sanitation and the National Nuclear Regulator were notified of the incident.

Water withdrawal by source



- Ground water use
- Surface water use
- Utitlity and/or other external water suppliers related to production

Energy consumption and intensity



GHG emissions and intensity



RESPONSIBLE ENVIRONMENTAL STEWARDSHIP CONTINUED

2017 SDR: Environmental Incidents *continued*

Site:	**Obuasi Gold Mine, Ghana**
Date:	26 June 2017
Incident:	Between 19 and 26 June, Obuasi received approximately 164mm rain. On 26 June, following 85mm of overnight rain onto the partly re-mined Kokoteasua TSF footprint, an estimated 22,700m³ of water had built up behind a soil containment boundary located at the lowest point of the footprint. The storm water overwhelmed and washed away the boundary containment resulting in an uncontrolled release of water. The water flooded a downstream pumping station and flowed into the Kokoteasua stream. The released water combined with rainfall run-off from surrounding community catchment areas and this resulted in the flooding of a school and nearby houses. The rainfall experienced between May and June of 2017 was the highest recorded for this period of the year since 1942.
Corrective action:	The incident area was barricaded to avoid unauthorised entry to the flooded area. The Environmental Protection Agency was notified and the affected community engaged on the incident. Interventions were initiated to ensure the school operated without interruption. The containment boundary was restored and reinforced.

Site:	**Obuasi Gold Mine, Ghana**
Date:	16 October 2017
Incident:	On the morning of 16 October a report emerged that intruders had cut into the tailings pipeline to the South TSF. This resulted in the spillage of water treatment plant sludge and effluent into the local environment.
Corrective action:	The pumping of effluent was stopped and laterite soil and waste rock material was used to block the flow of effluent. Repair work was completed on the day of the incident. The Environmental Protection Agency was notified, and the incident of vandalism reported to the police.



INTEGRATED CLOSURE MANAGEMENT




GRI   DATA TABLES   QUESTIONS

GRI SPECIFIC STANDARD DISCLOSURES

MM1: Amount of land (owned or leased. and managed for production activities or extractive use) disturbed or rehabilitated

MM10: Number and percentage of operations with closure plans

ily, and integrated closure management aims
mining.

 **IN FOCUS**

Insights into trends in integrated closure management

Reflecting on our work as chair of the ICMM working group on closure



Key features

Although gold mining companies strive to maximise gold extraction from operations, gold resources are finite and operations inevitably go into closure. Mining makes use of land temporarily, and integrated closure management aims to ensure a positive legacy beyond mining. AngloGold Ashanti understands that integrated mine closure is a complex process that requires focused attention on social, environmental and financial aspects during all stages of the mine lifecycle.

Closure planning begins at exploration, is implemented concurrently with operations, and extends beyond closure until we relinquish our tenure. Our approach to integrated closure management seeks to ensure that our mining operations are left in a condition that minimises the adverse impacts on people and the environment. This is guided by our Closure Planning Standard to set a consistent benchmark across our operations, and ensure multi-disciplinary identification and management of current and future closure risks and liabilities in a manner that adds value.

INTEGRATED CLOSURE MANAGEMENT CONTINUED

In terms of the global landscape, we observe increasing demands from stakeholders for higher levels of transparency and accountability concerning the socio-economic and environmental aspects of closure. There is also increased focus on closure costs, with several governments proposing legislation that will require mining companies to provide financial assurance that reflects full cost of the estimated life of mine closure costs. Post-closure, governments and other land owners are also increasingly reluctant to be burdened with post-closure risks, which are often inadequately understood or quantified, and this impacts the ability of mining companies to relinquish liability.

As a member company of the International Council on Mining and Metals (ICMM), we are actively involved in international industry-level closure conversations, and chaired its closure working group throughout 2017.



VIDEO ON OUR APPROACH TO INTEGRATED CLOSURE MANAGEMENT

Integrated closure management has been elevated to a priority issue at the ICMM, and the working group focused on sharing global and regional trends and leading-practice, and drafting tools to assist member companies. This included commencing the update of the ICMM member closure toolkit from 2008 to reflect current concepts and practices. The working group hosted two workshops to date, and at the most recent workshop in Santiago, Chile, the AngloGold Ashanti Colombia team had an opportunity to share closure planning work and challenges. This yielded valuable feedback on our approach and performance as benchmarked against our peers.

Our actions in 2017

Embedding a strategic approach

In 2016, AngloGold Ashanti reported on incorporating strategic closure capability into our mine planning function. Our aim is to ensure the integration of closure considerations into long-term strategic choices and to drive a range of activities and improvements. During 2017, we further enhanced the profile of integrated closure management with senior mine management, and improved our strategic planning process to be more inclusive of complete closure costs. By continuously raising the profile of integrated closure management in the business, we embed awareness of closure risks and opportunities and protect the future value of our assets. We also performed inter-

disciplinary gap assessments against our standard at several of our operations to better understand integrated closure compliance in the areas of social and workforce closure, as well as bio-physical closure aspects. These assessments enable us to direct our interventions where they are most acutely required.

In Australia, Tropicana Gold Mine commenced a process of implementing noteworthy changes based on the results of the gap assessment. An awareness session at the mine was held to improve technical team understanding of the requirements of our closure standard, and how a multi-disciplinary approach to closure can be integrated into the operation. Accountability for closure cost estimation was assigned to the integrated mine planning function and the cost model was revised to better reflect operational costs. Other initiatives related to addressing knowledge gaps and improving the way closure activities become integrated in operational activities continue to be progressed.

Social closure planning

In 2017, the group community discipline continued to create a common approach for the assessment of critical social closure aspects in existing closure plans. The work focused on evaluating and understanding the operational status of closure plans and approaches across the group, and served as gap analyses to inform the development of a group framework and standard.





INTEGRATED CLOSURE MANAGEMENT CONTINUED

The development of the framework, including associated standards setting out minimum requirements, is anticipated to be completed and implemented across the organisation by the end of 2018.

In South Africa, we established Enterprise Development Centres (EDC) in the Matlosana and Merafong municipalities in partnership with local government. The objective is to incubate existing and new Small, Medium and Micro Enterprises (SMME), and to stimulate alternative industries beyond the life of mine. These centres serve as a hub for identifying, developing, capacitating and mentoring established and upcoming entrepreneurs, and provide access to the internet, information booklets, and opportunities to review enterprise feasibility with the assistance from EDC officials. The centres offer advice on funding options from various institutions and an enterprise registration service. The primary sectors targeted by the EDC include agriculture, manufacturing, retail and services. Over the next three years, local enterprises and suppliers will be developed to stimulate the creation of sustainable business in the area, independent of the mine.

Land use and rehabilitation

Access to productive land is a highly emotive issue. At AngloGold Ashanti we understand our responsibility to ensure disturbed mining land can be closed to safe and non-polluting land beyond our mining activities.

To implement successful rehabilitation programmes at our operations, we need to be aware of environmental risks, changing land use practices, climatic conditions, new infrastructure as it affects the mine's footprint, and evolving community dynamics. As responsible stewards of the land under our control and influence, AngloGold Ashanti is accountable to governments and host communities for ensuring that land used for mining activities meets the agreed post-closure completion criteria.



The application of geospatial technology in mine reclamation at Iduapriem Mine in Ghana

In Brazil, at our Córrego do Sítio I mine site, rehabilitation activities have been concurrently implemented with mining operations since 1992. While the site is in various stages of regeneration, an area of approximately 379.25ha has been planted with native vegetation. Various rehabilitation and conservation strategies are used.





INTEGRATED CLOSURE MANAGEMENT continued

For instance, for slope areas the so called 'green carpet strategy' is used and rapidly growing or aggressive native species are planted. Other areas require a conservation approach to ensure native seed banks are established and genetic diversity protected. Apart from the ecological benefit, concurrent rehabilitation activities support mining by ensuring the stability of mine infrastructure through erosion control, dust control and preventing transport of solids through surface drainage. Concurrent rehabilitation also adds significant value to our assets by reducing potential closure costs or liabilities and providing evidence of closure being undertaken to stakeholders. From a reputational perspective, we have a duty to ensure the impact of our mining operations are mitigated in a responsible manner.

Yatela Gold Mine closure management

Following the challenges and subsequent delays we experienced at Yatela Gold Mine in Mali as reported in the 2016 Sustainable Development Report, we made good progress in the implementation of mine closure activities in 2017.

Rehabilitation activities focused on securing two pits as well as the continuation of revegetation and maintenance activities on the waste rock dumps. On the heap leach pads, the top surfaces of Pad one, two and three

were landscaped to improve the efficiency of the rinsing pilot project.

Following the retrenchment of 87 employees in 2015, Phase 2 saw 92 employees retrenched in August 2017, and a further 38 in October 2017 as part of Phase 3. The last group of 51 employees was retrenched on 31 December 2017. Following this, labour will be acquired on a fixed-term contract basis or by commercial contracts to complete the closure work.

As part of AngloGold Ashanti's objective to leave a positive legacy in the surrounding villages, we constructed teacher's accommodation at the local school, installed new water supply infrastructure in four villages and built security brick walls around four health facilities. In support of local economic development and food security, we constructed chicken runs for nine poultry farmers, supported a vegetable seed optimisation and gardening programme and installed solar water pumps in six villages. More projects identified by the community will be implemented in 2018.

The key closure project activities include rinsing and rehabilitation of the heap leach pads. This contributed 5,675 ounces of gold in 2017. Work is scheduled to conclude around the end of 2021 with site relinquishment towards the end of 2022.

Our performance

2017	Total land managed	Total amount of land disturbed and not yet rehabilitated closing balance	Total amount of land rehabilitated to date
Land disturbed or rehabilitated (ha)			
AGA Mineração	**26,237**	493	443
Cerro Vanguardia	**54,000**	1,600	45
Geita	**19,627**	2,720	551
Iduapriem	**11,000**	1,525	251
MWS	**6,722**	3,329	16
Obuasi	**20,146**	1,692	206
Sadiola	**30,260**	2,202	142
Serra Grande	**2,608**	593	79
Siguiri	**159,233**	1,569	360
Sunrise Dam	**12,409**	1,346	754
Tropicana	**101,611**	3,069	224
VR (Input)	**12,246**	4,244	1,010
WW (Input)	**3,744**	1,310	296
Yatela	**22,252**	483	547
Group	**482,095**	**26,176**	**4,925**



EMPLOYEE, COMMUNITY AND ASSET SECURITY



GRI SPECIFIC STANDARD DISCLOSURES

G4-EC7: Development and impact of infrastructure investments and services supported

G4-SO1: Percentage of operations with implemented local community engagement, impact assessments, and development programmes

G4-SO2: Operations with significant actual or potential negative impacts on local communities

G4-SO3: Total number and percentage of operations assessed for risks related to corruption and the significant risks identified

...n is the safety of people. This encompasses ...as our host communities.

IN FOCUS

2030 aspirational security goal aligned to the UN SDGs

Insight into our preventative and predictive approach

Fatalities to AngloGold Ashanti security personnel in the line of duty

0

2016: 2

Injuries to AngloGold Ashanti personnel in line of duty

37.14%

2017: 22 (2016: 35)

Fatalities to community members related to security intervention

1

2016: 0

Injuries to community members related to security intervention

11.11%

2017: 32 (2016: 36)

Key features

We take reasonable precautions to protect our assets and secure the long-term operational stability of our mines. In the regions where we operate, we are aware of increasing poverty and widening inequality, which give rise to social issues and safety risks. We also experience increased expectations and activism with communities looking more to mining companies for basic service delivery. In 2017, AngloGold Ashanti set aspirational goals for 2030, aligned with our intent to operationalise and embed the United Nations Sustainable Development Goals (SDGs). Our 2030 human rights and security goal is "No human rights violations, and communities assist in protecting our business". For AngloGold Ashanti, this means ensuring that human rights and security principles are embedded across our organisation, and having resilient security systems enabled by technology. It also requires that we nurture community partnerships, based on trust, to ensure the involvement of host communities in the prevention of incidents. Our actions are guided by AngloGold Ashanti's global security framework, our security policy, and the Security Risk Management Standard which sets out the minimum standards for security risk and threat assessment. We are also a signatory to the Voluntary Principles on



EMPLOYEE, COMMUNITY AND ASSET SECURITY CONTINUED

Security and Human Rights (VPSHR), which is recognised as international best practice for the professional and transparent utilisation and conduct of security forces. Our VPSHR Management Standard articulates the company's position on the principles and how we actively manage compliance.

Many of AngloGold Ashanti's mining operations are located in challenging operating jurisdictions, and security risks have the potential to directly or indirectly impact our operations.

During 2017 in the Continental Africa Region, we experienced stable to elevated levels of security risk. In Ghana and Guinea, the security risk was stable with challenges involving aspects of illegal mining. In the Democratic Republic of the Congo and Mali, we recorded an elevated level of security risk due to guerrilla style attacks by opposing forces in these countries, and aspects of general criminality posing a risk for our travellers.

In South Africa, illegal mining and the risk of intrusion into operational areas remains high-risk. Additionally, the Private Security Regulation Authority (PSIRA) issued a directive to all security service providers and employers of internal security, stipulating the powers of private security service providers during demonstrations and/or protest action. This directive limits the company's powers when dealing with potential conflict situations. Opinion on the matter is being sought through the Chamber of Mines.

In our Americas Region, we experienced decreased risk in Colombia as a result of a peace agreement between the government and the Revolutionary Armed Forces of Colombia (FARC), and the dismantling of organised crime. In Brazil, we observed an escalating trend of specialised and heavily armed gangs acting against high-value transportation armoured vehicles. banks and mining companies to obtain valuable assets.

Our actions in 2017
Predictive and preventative
Our approach to security aims to be preventative and predictive. During 2017, this yielded a noticeable decrease in injuries to people as a result of illegal activities and security interventions. We also recorded a 15% decrease in theft and loss incidents, which we attribute to the various proactive mitigation measures implemented. These

measures are supported by statistical analysis to establish trends over time. The development and implementation of a spatial security risk analysis tool at the end of 2017, which enables the visualisation of information spatially, will further increase our capability to reduce risk, forecast potential crime locations, and provide insight to address both short-term tactical and long-term strategic security issues.

For the past three years, we have implemented containerised thermal CCTV solutions at many of our high-risk operations with encouraging results. This technology enables AngloGold Ashanti to detect intruders from a distance, and allows our reaction units to respond with situational intelligence. To date, this technology

has been implemented at our operations in Tanzania, Guinea and South Africa. Based on the positive in pre-emptive detection and apprehension trends we have seen at these operations, we will continue to extend this technology to other high-risk operations in our portfolio.

In Guinea, artisanal and illegal mining activities and the associated death of people remained a concern at Siguiri Gold Mine. As outlined in our community safety programme, the issue received priority attention throughout 2017. Our interventions included engagement with government and communities, keeping ore stockpiles clear of artisanal mining activities, and the demarcation of exclusion zones on our concession.



VIDEO ON GEITA GOLD MINE POLICING FORUM





EMPLOYEE, COMMUNITY AND ASSET SECURITY CONTINUED

In Tanzania, the mining industry was the subject of increased scrutiny by governmental agencies as a result of legislative changes. These developments did not significantly impact Geita Gold Mine's bullion shipments, as we proactively established a task team to monitor developments and mitigate potential risks. We also closely monitored an escalating risk in potential land invasions due to political rhetoric associated with the changes.

In South Africa, a multi-disciplinary task team was established through the Chamber of Mines to discuss concerns and potential interventions around escalating illegal mining in the country. Parties agreed that a collaborative approach between law enforcement, mine security,

non-governmental organisations, and the Chamber is required to address the complexity of illegal mining. One solution currently under investigation is the formalisation of artisanal and small-scale mining. AngloGold Ashanti is an active participant and contributing member of these discussions.

Cyber crime

Cyber crime, cyber criminals and their tools are becoming more diverse and sophisticated due to the increasing speed of connectivity, declining cost of cloud computing and the ability to trade in non-regulated crypto-currencies like Bitcoin.

Following several high-profile corporate breaches, where millions of people's private

and sensitive data was leaked, governments started to enact regulations to force companies to govern their own infrastructure to ensure data privacy. In Europe, the General Data Protection Regulation (GDPR) Act will be enforced from 28 May 2018, which focuses directly on 'Personally Identifiable Information' and the control thereof. Other countries that have similar acts in effect, or being finalised, include the United States of America, Australia, and South Africa. The latter is implementing the Protection of Personal Information (PoPI) Act. Personal information stored and processed by AngloGold Ashanti will be bound by these data regulation acts to ensure the private information of all employees remain private and secure.

Apart from the new data regulation acts, AngloGold Ashanti must also guard its complex information management systems and operational network from external cyber threats to ensure operational safety and business continuity of the organisation. In 2015, AngloGold Ashanti launched a Cyber Defence Programme following a risk assessment which identified weaknesses that could potentially leave the company vulnerable to a cyber attack. To date, we have implemented 10 of 11 work streams scheduled. The final stream the Cyber Security Operations Centre (CSOC), aims to improve our analytical and monitoring capability, and will proactively flag cyber events that pose a risk to the company. The CSOC will come online in mid-2018.

Our main threats during 2017 involved phishing attacks for identity theft or impersonation to secure a financial benefit. In response, we enhanced capability in the company with the recruitment of dedicated resources, the implementation of a cyber framework, and encryption systems for employees. We are also monitoring the potential of sophisticated crime syndicates for use of cyber terrorism to interrupt our mining operations. In 2018, we will embark on awareness initiatives to ensure employees have the requisite knowledge and skills to avoid potential infringements on private information.



EMPLOYEE, COMMUNITY AND ASSET SECURITY CONTINUED

Our performance
Reportable incidents



15% reduction
in theft and loss incidents

Fatalities and injuries to communities related to security intervention

Fatalities
2013	2
2014	1
2015	3
2016	0
2017	1

Injuries
2013	27
2014	42
2015	34
2016	36
2017	32

Fatalities and injuries to AngloGold Ashanti security personnel in the line of duty

Fatalities
2013	0
2014	0
2015	0
2016	2
2017	0

Injuries
2013	51
2014	38
2015	71
2016	35
2017	22

Fatalities and injuries to community members while engaged in illegal activities, not related to security intervention

Fatalities
2013	16
2014	12
2015	10
2016	11
2017	33

Injuries
2013	56
2014	11
2015	8
2016	5
2017	18





ARTISANAL AND SMALL-SCALE MINING (LEGAL AND ILLEGAL)



GRI SPECIFIC STANDARD
DISCLOSURES

MM8: Number (and percentage) of
company operating
sites where artisanal and small-scale
mining takes place on, or adjacent to,
the site; the associated
risks and the actions taken to
manage and mitigate these risks

ll-scale mining (ASM) continues to
e issue.



IN FOCUS

Insight onto our
framework on ASM

Update on ASM in our
operating jurisdictions

11 sites affected
by ASM

Key features

At a global level, and represented by work being
done through the Intergovernmental Forum (IGF)
on Mining, Minerals, Metals and Sustainable
Development, there is emerging consensus that
ASM is here to stay, and a co-existence model
between ASM and large-scale mining (LSM) is
needed as part of a suite of sustainable solutions.

As a source of minerals, ASM contributes to 20%
of global gold supply. It is a significant employer
and the total number of participants far exceeds
the seven million people employed through
industrial mining in 2014. This, along with other
related aspects, argues for the need to address
the escalating challenges associated with ASM.

The environmental and health impacts of ASM
are well recognised and continue to present
challenges. Sadly, vulnerable groups, primarily
women and marginalised communities, remain the
most affected.

Recognising complexity and varied dynamics
across different countries, as the lead global
agency seeking to address it, the IGF has
identified and is exploring potential approaches to
manage the interface between ASM and LSM:



ARTISANAL AND SMALL-SCALE MINING (LEGAL AND ILLEGAL) CONTINUED

- Separating ASM and LSM by creating "ASM zones" with proven geological reserves
- Fostering co-operation between LSM and ASM
- Promoting continued dialogue and communication between ASM and LSM (facilitated by governments)

All the proposed approaches are underpinned by efforts to formalise ASM in order to mitigate health and environmental impacts, and to provide participants with greater socio-economic and legal protection and support. While progress in this area is slow, emerging principles of formalisation include inclusivity of ASM participants in their design, enabling access to finance and technological support, and streamlining licensing processes.



While alternative livelihoods remain a consideration as part of the suite of options to respond to ASM, global progress has only been seen in enhancing downstream activities. The movement of artisanal miners into alternative sectors has not been perceived as feasible, given high unemployment rates and limited employment opportunities in countries where ASM is prevalent. A limitation of this view is that it assumes retaining the status quo in these countries and does not fully consider the need to actively work towards creating alternative industries in the industrialisation of under-developed countries.

Our actions in 2017

In 2016, AngloGold Ashanti approved a framework guiding co-existence with legal

ASM activities across our operations. Flowing from the framework, we focused on:

- Strengthening global interactions to influence and shape the dialogue in order to accelerate collaboration and progress
- Implementing the framework at company operations

Our global interactions have primarily been through the IGF while implementation has focused on Tanzania, Ghana and Colombia where the ASM challenge is most pressing.

Interactions with the IGF

For the past two years, AngloGold Ashanti has been an active participant as an industry leader in IGF activities, speaking on panel discussions at the last two annual general meetings (AGMs), and at the IGF session during the 2017 Mining Indaba in Cape Town, South Africa.

At the most recent IGF AGM in October 2017, we spoke on our approach and experiences in managing the interface between ASM and LSM activities. The AngloGold Ashanti ASM framework and strategy were outlined along with our work in this area in Colombia and Ghana. Recognising the complexity of the challenge, we have continued to pursue our position of harmonious co-existence, supporting ways to formalise and enable ASM access to prospective territory (including relinquishing parts of the mine tenement) and

finance, as well as enhanced capability for improved productivity with better safety, health and environmental performances.

As a global corporate citizen, while the impact is only seen in the long term, these activities are necessary to influence the dialogue that shapes a future of mutual benefit. We are confident that our argument will be supported in time by the results we will show from the implementation of these approaches in our own operations.

Addressing the ASM-LSM interface in Tanzania

Over the past few years, AngloGold Ashanti's Geita Gold Mine has been active in supporting the formalisation of ASM through our support of the Lwamgasa Formalisation Project in collaboration with the Ministry of Minerals and the World Bank. After its initiation, the project slowed down due to a range of factors, including lack of clear mandates and coordination between various government agencies.

During the 2017 reporting period, accelerated by work being done by the IGF, a series of site visits with multi-stakeholder dialogue were held in Geita. Led by the International Institute for Environment and Development (IIED), and supported by Tanzanian NGO Haki Madini, the dialogue focused on:

- Women in ASM



ARTISANAL AND SMALL-SCALE MINING (LEGAL AND ILLEGAL) CONTINUED

- ASM interface with agriculture and other land use as well as challenges and solutions for sustainable livelihoods
- The business case for ASM: opportunities and challenges for growing mining and promoting linkages
- ASM-LSM-government interface

Multi-stakeholder participation included ASM operators and their representative organisations, mining companies, the Tanzania Chamber of Mines and government. Through the dialogue, working groups have been established along these themes with activity plans developed within the context of the country National Action Plan on ASM. AngloGold Ashanti will continue to participate through the Chamber of Mines and the work being done will be used to accelerate the company's direct activities in the Lwamgasa ASM project while exploring co-existence opportunities around our mine site.

Advancing ASM in Ghana
As reported in 2016, the initiative in conjunction with the Minerals Commission of Ghana to clear our operational areas from illegal mining activities, and the relocation of illegal miners at Obuasi Gold Mine to identified relinquished land was completed early in 2017. Currently there are five ASM mining sites around our reduced footprint where artisanal mining is taking place under the authority of the Minerals Commission. AngloGold Ashanti provides technical and logistical advice, and support when requested.

Developing a co-existence model in Colombia
The presence of artisanal miners in the Gramalote tenement for decades is well recognised, and is considered one of the main risks to the successful establishment of formal mining operations. Our approach is underpinned by the development of a co-existence model with relevant authorities and civil society.

Initial efforts to address the challenge were undertaken in 2012 and 2013, involving a group of 153 artisanal miners located around the Gramalote deposit. At the time, the solution focused on the conversion of this group of miners to alternative forms of economic livelihoods. The project demonstrated limited success and, by 2015, a baseline update of the project footprint found large groups of miners in the area.

Led by government, and within the existing legal framework and formalisation process, a new concept of a co-existence programme was developed with a total of 209 artisanal miners considered for inclusion.

During 2017, development of the project was accelerated through a collaborative effort between the government, AngloGold Ashanti and USAID's Oro Legal Program. The project has been incorporated into Gramalote's approved environmental impact assessment, and is consistent with the company framework on ASM, the United Nation's Universal Declaration on Human Rights, and World Bank guidelines. The focus is on providing legal, social and technical support for the formalisation of the artisanal miners, and for the mining and processing of gold in identified areas of the Gramalote tenement. In this way, the co-existence project aims for harmonious





ARTISANAL AND SMALL-SCALE MINING (LEGAL AND ILLEGAL) CONTINUED

and sustainable interaction between the business and artisanal miners.

The project is in four stages and focuses on the detailed investigation of the complexities and establishing a business case for the artisanal miners, enabling permitting within the legal and regulatory framework, implementation, and providing ongoing support to the miners for successful outcomes.

By the end of the 2017, the first stage of the project was underway with the signing of a memorandum of understanding with USAID's Oro Legal Program, subsequent to the initial engagement of relevant stakeholders, including the artisanal miners.

Addressing the challenges of illegal mining

Beyond the recognised challenges of legal ASM, the illegal form brings additional risks of invasion and/or intrusions of company operations. As a consequence, there is potential for high numbers of fatalities and/ or injuries to illegal miners on the company tenement. Given the illegal and criminal nature of the activities, which must be resolved within host country legal frameworks by appropriate law enforcement agencies, the company does not directly interact with illegal miners.

Sadly, during 2017, the company received reports of 33 fatalities among illegal miners while they were conducting illegal activities.

The numbers recorded are limited to information the illegal miners choose to share and it is possible that shared information is understated as activities involve criminal elements. While AngloGold Ashanti has limited control over these fatalities, we recognise that it does expose us to significant reputational risk, particularly when issues are raised by concerned stakeholders. We need to clearly demonstrate reasonable actions in responding as a responsible citizen.

In this setting, our influence is limited to creating awareness of the dangers associated with illegal mining. Our activities are framed within a broader community safety and security awareness framework, which was

rolled out company-wide in 2017, including formalised awareness training programmes through local community forums.

Our performance

Our reporting on performance in ASM is largely qualitative, dealing with application of the company framework in areas where ASM is most significant, and discussed in the section on our actions in 2017.

More quantitative details on our performance in contributing to socio-economic development, as relates to ASM, can be found in Contributing to Self-Sustaining Communities.



RESPECTING HUMAN RIGHTS





GRI SPECIFIC STANDARD DISCLOSURES

G4-HR1: Total number and percentage of significant investment agreements and contracts that include human rights clauses or that underwent human rights screening

G4-HR3: Total number of incidents of discrimination and corrective action taken

G4-HR4: Operations and suppliers identified in which the right to exercise freedom of association and collective bargaining may be violated or at significant risk, and measures taken to support these rights

G4-HR5: Operations and suppliers identified as having significant risk for incidents of child labour, and measures taken to contribute to the effective abolition of child labour

G4-HR6: Operations and suppliers identified as having significant risk for incidents of forced or compulsory labour, and measures to contribute to the elimination of all forms of forced or compulsory labour

G4-HR7: Percentage of security personnel trained in the organisation's human rights policies or procedures that are relevant to operations

G4-HR8: Total number of incidents of violations involving rights of individuals and actions taken

G4-HR9: Total number and percentage of operations that have been subject to human rights reviews or impact assessments

G4-HR10: Percentage of new suppliers that were screened using human rights criteria

G4-HR11: Significant actual and potential negative human rights impacts in the supply chain and actions taken

G4-HR12: Number of grievances about human rights impacts and impacts on society

G4-EN32: Percentage of new suppliers that were screened using environmental criteria

G4-EN33: Significant actual and potential negative environmental impacts in the supply chain and actions taken

G4-LA14: Percentage of new suppliers that were screened using labour practices criteria

G4-LA15: Significant actual and potential negative impacts for labour practices in the supply chain and actions taken

G4-SO9: Percentage of new suppliers that were screened using criteria for impacts on society

G4-SO10: Significant actual and potential negative impacts on society in the supply chain and actions taken

Number of human rights reported incidents under VPSHR
3
2016: 2

Number of human rights allegations under VPSHR
2
2016: 6

Percentage security personnel trained
94%
2016: 94%

Incidents of violations involving the rights of indigenous peoples
0
2016: 0

Key features

As a global mining company with our roots in South Africa, we have a deep appreciation for the basic human rights of citizens in the jurisdictions where we operate. Our background is informed by the South African Bill of Rights, which outlines the right for every citizen to life, equality and human dignity. In the context of our mining operations, respect for human rights not only extends to our immediate areas of operation, but also across the mining value chain and among state actors, where we have influence.

Our approach to human rights is guided by our company Human Rights Policy, and the Human Rights Due Diligence Standard and Guideline. Our frameworks are furthermore informed by the Universal Declaration of Human Rights (UDHR) and the United Nations Guiding Principles for Business and Human Rights (UNGP) and are aligned to international best practice. They apply to all our operating jurisdictions to complement national legislative frameworks where these may be lacking.

We are also active members of initiatives including Business and Human Rights, the

RESPECTING HUMAN RIGHTS CONTINUED

Voluntary Principles on Security and Human Rights (VPSHR), the Extractive Industries Transparency Initiative (EITI), the International Council on Mining and Metals (ICMM) and the United Nations Global Compact (UNGC). We further recognise that human rights affect every area of our business, and upholding the principles of our framework is the responsibility of every AngloGold Ashanti employee.

In 2017, AngloGold Ashanti set 2030 aspirational goals, aligned with our intent to operationalise and embed the United Nations Sustainable Development Goals (SDGs). Our 2030 human rights goal is "No human rights violations". In the context of AngloGold Ashanti's business, this means ensuring human rights principles are embedded across the organisation, and stakeholder partnerships frame the way we conduct our business. Currently, our systems include human rights risk and impact assessments, and we have grievance mechanisms, aligned with the UNGPs, in place.

We believe in dialogue, and understand that formal processes for engagement with stakeholders is crucial for nurturing two-way conversations that engender trust. We also appreciate the value of participating in national and international dialogue to share our experiences while learning from others.

During the reporting year, AngloGold Ashanti noted intensifying human rights activism by non-governmental organisations (NGOs). The

mining industry is under increasing pressure from NGOs for detailed public disclosure of processes and interactions involving host communities beyond traditional legislative or reporting requirements. AngloGold Ashanti believes that positive engagement, collaboration and coordinated efforts with NGOs will yield the most beneficial outcomes and we endeavour to uphold such.

Our actions

Embedding human rights

The AngloGold Ashanti Human Rights Due Diligence (HRDD) Standard was designed to consider human rights risks throughout the lifecycle of our operations. Assessments are done at the pre-feasibility stage of a mining operation, and risks are continuously identified and mitigated throughout the operation's life. Assessments also consider the aspects unique to each operation such as the geographical location and country risk; the risks which AngloGold Ashanti may inadvertently cause or contribute to; and the potential and actual impacts.

The standard was approved in 2016, and implementation commenced in 2017. Self-assessments were completed by each mining operation in our portfolio, and served as gap analyses for understanding where there may be the potential to infringe upon human rights and to direct our interventions where they are most acutely required. We also focused our efforts on human rights training, which aims

to embed awareness and understanding of the UNGP principles. Training takes place in the form of induction, classroom-based, refresher or online training. By 2017, a total of 29,189 employees across the organisation had received human rights training.

Responsible sourcing

Responsible sourcing refers to AngloGold Ashanti's commitment to look at procurement beyond the traditional aspects of cost and quality, and to investigate the labour, ethics and environmental practices of our direct and indirect suppliers. As a global citizen in the diverse geographic locations where we work, we have a responsibility to act lawfully, and with integrity wherever we do business. Our approach to responsible sourcing demonstrates our understanding of the severity of potential human rights infringements in our supply chain, and the reputational risks this could hold for the company.

Our Supplier Code of Conduct sets out the conditions for doing business with AngloGold Ashanti. In 2016, we reported on the implementation of a supplier self-assessment questionnaire (SAQ) to assess areas of governance, human rights, environmental and safety practices. In 2017, we further evolved this assessment tool to be more precise and user-friendly for potential vendors. We moved the SAQ from a paper-based system to an online platform, which advanced our analytical capability. Additionally, we implemented robust engagement processes around completion

of the SAQ to ensure potential vendors have access to designated AngloGold Ashanti resources where they may require assistance. In instances where we discovered risks that could be mitigated, we advised vendors of required adjustments prior to the start of our business relationship.



RESPECTING HUMAN RIGHTS CONTINUED

Our performance

Self-reported human rights incidents

Every allegation or incident with the potential for a human rights implication is thoroughly investigated and analysed. Where we need to act, we do so immediately. We also use the information obtained through our analyses for learning and continuous improvement across the company.

Site: Geita Gold Mine, Tanzania
Date: 2017/4/11

Incident: Members of the police contingent on the mine used unjustified force in apprehending and restraining a suspect.

Corrective action: As part of our agreement with the Public Security, which stipulates zero tolerance for any form of human rights abuse, the officers were immediately relieved of their duties at the operation. Use of force awareness training was re-emphasised for all security staff. In addition, a formal communique was sent to the authorities, who assured us that the offenders would receive an appropriate sanction through disciplinary processes.

Site: Geita Gold Mine, Tanzania
Date: 2017/6/4

Incident: Members of the police contingent on the mine assaulted a suspect during the apprehension process.

Corrective action: As part of our agreement with Public Security, which stipulates zero tolerance for any form of human rights abuse, the officers were immediately relieved of their duties at the operation.

Site: Geita Gold Mine, Tanzania
Date: 2017/11/10

Incident: A member of the third-party security provider at the mine assaulted a suspect in the security control room.

Corrective action: As part of our contractual agreement with all service providers, which stipulates zero tolerance for any form of human rights abuse, the guard was immediately relieved of his duties at the operation.





TALENT MANAGEMENT, SKILLS DEVELOPMENT AND EMPLOYEE RELATIONS



👆 GRI   👆 DATA TABLES   👆 QUESTIONS

GRI STANDARD DISCLOSURES

G4-10: Composition of the workforce, including:

   a. Total number of employees by employment contract and gender.

   b. Total number of permanent employees by employment type and gender.

   c. Total workforce by employees and supervised workers and by gender.

   d. Total workforce by region and gender.

   e. Whether a substantial portion of the organisation's work is performed by workers who are legally recognised as self-employed, or by individuals other than employees or supervised workers, including employees and supervised employees of contractors.

   f. Significant variations in employment numbers (such as seasonal variations in employment in the tourism or agricultural industries)

G4-11: Percentage of total employees covered by collective bargaining agreements

GRI SPECIFIC STANDARD DISCLOSURES

G4-EC6: Percentage of senior management hired from local community at significant locations of operation

G4-LA4: Percentage of employees covered by collective bargaining agreements

G4-LA10: Programmes for skills management and lifelong learning that support the continued employability of employees, to assist them in managing career endings

G4-LA12: Composition of governance bodies and breakdown of employees per employee category according to gender, age group, minority group membership, and other indicators of diversity

G4-LA16: Number of grievances about labour practices filed, addressed, and resolved through formal grievance mechanisms

MM4: Number of strikes and lock-outs exceeding one week's duration, by country



Updates on diversity and inclusion

which we conduct our business
op new work processes, redesign

Training and development expenditure

➡ **$36.3m**

(2016: $34.9 million)

Composition of board

➡ **36% women**

2016: 27%

Composition of board

➡ **45% HDSA**

2016: 45%
(HDSA: Historically Disadvantaged South Africans)

Proportion of senior management from local communities

➡ **86%**

(2016: 78%)

Key features

Over the past two decades the pace of change in the world of work has accelerated dramatically, and it will continue to do so for the foreseeable future. This is largely driven by technology developments, changing expectations and capabilities of individuals and new business requirements. While the mining industry is commonly regarded as lagging in terms of adopting new technology, we are not immune to these changes. We face unprecedented changes related to both technology and the way in which we conduct our business. This manifests in the way we manage talent, develop new work processes, redesign equipment and reskill employees for site-based or remote work.

In AngloGold Ashanti's International Operations, our objective is to become a world-class operator, safe and profitable in all circumstances. Through the company's Operational Excellence programme, the business leverages off service and support disciplines toward realising the full potential of assets. The role of all employees is critical, requiring them to be appropriately placed



TALENT MANAGEMENT, SKILLS DEVELOPMENT AND EMPLOYEE RELATIONS CONTINUED

in roles and fully capable to drive value as individuals and in teams.

In the South Africa operations, the challenge is framed by significant structural rationalisation of the business, with reduction in employee numbers and a need to retain talented and scarce skills in a downsizing environment, while transitioning employees who remain into new roles and those who are separated into a new work life. The structural changes also have implications on work processes at operational levels.

The need to deliver on our business strategy, coupled with the challenging business environment, places an increased focus on people as we strive to ensure the company remains competitive and consistent in the delivery of excellence.

Our actions in 2017

In September 2016, we established six strategic frameworks to focus our actions to enable business responsiveness and competitiveness:

- Organisational design and operating model
- Health of disciplines
- Capable global leaders and a high-performance business culture
- Employee engagement and commitment
- Integrated talent management and succession planning
- Simplified and integrated global human resources information systems

In 2017, we focused on strengthening the frameworks and accelerating their implementation. At the AngloGold Ashanti Global Human Resources conference held in 2017, discipline leaders took stock of progress in the implementation of the frameworks and developed roadmaps for accelerated implementation.

Organisational design and operating model

The way in which we design our organisation and allocate accountabilities and authorities sets the tone and shapes how we work together and implement people-related processes such as talent and performance management. Historically, there has not been sufficient clarity on the company's operating model, with varying interpretations and application. This sometimes resulted in unclear roles and responsibilities.

In May 2017, AngloGold Ashanti formally adopted a matrix operating structure with regional operations having full authority and accountability for operational execution and performance within the context of the group strategy. Corporate leads have group accountability in their function for aspects such as governance, policy and standards; maintaining health of discipline; and ensuring global cross-functional talent management and succession planning.

Review of role clarity and work practices across teams within and across functions is underway, ensuring that managerial practices are aligned to the operating model principles (matrix organisation).

Integral to implementing the operating model is building capability in change management. To this end, we developed a change management toolkit consistent with current theories of change. The toolkit has been socialised with Human Resources leadership across the group, and its testing and validation within the company began in the last quarter of the year. It is anticipated that the finalised toolkit will be implemented in the first quarter of 2018.





TALENT MANAGEMENT, SKILLS DEVELOPMENT AND EMPLOYEE RELATIONS CONTINUED

Integrated talent management and succession planning

Over the past few years, AngloGold Ashanti has recognised that an integrated talent management approach is central to enabling the company to remain competitive, navigate the volatile macro-economic environment and achieve strategic objectives. In advancing our talent management capability, 2016 and 2017 were devoted to building on existing talent management practices, and strengthening the talent management approach and process. This was also supported through the development of a Talent Management Toolkit and System to ensure an integrated and consistent approach across the group.



The primary focus at the outset has been on the CEO talent pool which comprises potential talent for senior roles. Attention has been placed on succession planning for critical roles; development planning and prioritisation; talent movement and placements; and talent retention. Beyond the CEO talent pool which focuses on leadership bench strength, three other talent pool categories are being addressed, namely: critical scarce skills; emerging talent for future leadership; and localisation talent in the Continental Africa Region.

The process started with general managers and operational leadership conducting business unit and site based operational talent reviews. These were considered by the

Integrated talent management approach

OUR CORE STRATEGIC FOCUS AREAS
BUSINESS
PEOPLE
SELF
Business strategy
Human resources strategy
Leadership competency framework
Identify
Assess
Develop
Deploy
Retain
Integrated talent management
Engaged talent
Business results

respective Chief Operating Officer and the relevant functional Executive Vice President, prior to a consolidated review by the Executive Committee under the CEO's accountability. A key aspect of the approach is that it has driven a shift from the historically silo-based approach where talent management was contained within operating regions. Now there is a global view of talent, with those in the CEO pool being treated as company talent as opposed to operational or regional talent.

For mission critical and scarce skill talent, who are functional and/or specialist professionals at the cutting edge of their respective fields, we proactively identify retention risks and implement the required retention strategies.





TALENT MANAGEMENT, SKILLS DEVELOPMENT AND EMPLOYEE RELATIONS CONTINUED

This is supported by a range of formal and informal development interventions to develop and retain talent in critical talent areas – underpinned by the following development guiding principles:

- Prioritising and accelerating the development of high potential succession candidates
- Development is driven by established individual development needs and aligned with business capability requirements
- Key retention and employee engagement drivers are considered
- Development follows blended learning and the 10% (formal programmes), 20% (informal programmes) and 70% (on the job experiences) principles
- Priority is given to on-the-job learning, prior to considering international business schools

Our Health of Discipline framework was positioned as a company-wide consistent approach, and aims to achieve the following objectives:

- Continuous supply of functional, technical and leadership competence in critical roles
- Execution of succession planning for critical skills
- Career management through clear and relevant processes to design career paths for all key employees and key talent segments

In 2017, implementation of the initial phase of the framework was accelerated to ensure that the various disciplines have effective organisational structures, staffed by competent people with appropriate work processes to achieve our business objectives. Significant traction was achieved at the International Operations, particularly relating to metallurgy, mining, geotechnical, and Greenfields and brownfields exploration. The next phase will cover all disciplines across the regions and the group, drawing from the successes and learnings of the first phase.

The Chairman's Young Leaders Programme, focused on emerging talent, is well established and in its third year. From the 2015 and 2016 intakes, 76% (of 17 participants) have been promoted or have had their roles expanded to assume greater responsibility. Nine young leaders joined the 2017 programme and successfully completed their rotations.

It is anticipated that they will continue successful career development and progression as with previous graduates. Now that a critical mass of young leaders has progressed through the programme, the next intake of young leaders into the programme will be in 2019.

In the interim, the following key interventions will be undertaken:

- Launch of a mentorship programme where candidates will be mentored by members of the senior leadership team
- Ensuring visibility of talent through ongoing engagement with the senior leadership team, including "Know your talent engagement sessions" e.g. breakfast with the Chairman, CEO and other senior leaders

- Focusing on the implementation of development plans and continuing with career guidance

A comprehensive annual talent and succession update was presented to the Remunerations Committee and the Board in November 2017.

As part of this integrated approach, a Leadership Competency Framework and toolkit was approved by the executive in May 2017. The framework is underpinned by sound principles and values-based ethical leadership.



Our leadership philosophy: Values-based ethical leadership

Business leadership
- Strategic and commercial acumen
- Stakeholder management
- Innovation
- Operational excellence

Self leadership
- Emotional intelligence
- Safety mindset
- Teamwork and collaboration
- Adaptability and resilience

People leadership
- Clear vision and direction setting
- Enables and drive performance
- Leading and building diverse teams
- Ensures accountability



TALENT MANAGEMENT, SKILLS DEVELOPMENT AND EMPLOYEE RELATIONS CONTINUED

The toolkit outlines the required competences and behaviours for each leadership roles.

The framework and toolkit has been socialised with Human Resources leadership across the company, and building capability of practitioners for its implementation and entrenchment is underway. In 2018 the focus will be on entrenching the required leadership approach and monitoring practices.

Localisation is a key driver for talent and succession management across our operations in the Continental Africa Region. Our deliberate approach to reduce expatriates and create opportunities for local employees has seen a net reduction of 40.8% expatriates since 2013. The reduction of expatriates is a combination of the appointment of local successors and the redundancy of some expatriate roles due to local skills development. Between January 2016 and October 2017, 62.5% of expatriate roles were localised. The main contributors to the



Number of expatriates in Continental Africa Region

Year	Number
2013	240
2014	211
2015	183
2016	166
2017	142

current number of expatriate roles still existing in the Continental Africa Region is due to the availability of technical skills in Engineering, Mining, Geology, and the Process Plant. The General Manager and Head of Department talent pools retain special focus, as a result of management commitment to localise senior management roles and ensure ongoing leadership from this group.

Employee engagement

AngloGold Ashanti initiated a global engagement survey in August 2014, with a view to conduct it every two years. In early 2017, the group engagement survey was repeated to assess progress made, and to identify further work to be done to continually increase levels of employee engagement. The survey was conducted by an external provider.

Customised questions, were included with specific focus on safety, company values and ethics. The survey also focused on the following dimensions, with a representative sample of employees surveyed across all levels, including age, gender, race and tenure:

• Company values
• Organisational vision
• Senior leadership practices
• Innovation
• Ethics

In 2014 three areas required improvement, namely senior leadership practices; managerial effectiveness; and ethics. These were

determined as being most significant as they are strong drivers of engagement. A range of interventions were undertaken, underpinned by the roll-out of the 'How We Work' people practices which aim to build supervisor and manager capability in managing and engaging employees in the workplace. A key aspect of this roll-out was improving the quality and consistency of individual performance management in the business, along with alignment of performance and reward.

In the 2017 engagement survey response rate / particpation by employees was 79%. Results showed an improvement of the overall engagement score compared to that seen in 2014 (from 69% in 2014 to 76% in 2017), as well as compared to large organisation (72%) and industry benchmarks (71%). The response rate / participation by employees was 79%.

Notwithstanding the improved 2017 performance, more work is required in the areas of senior leadership practices, managerial effectiveness and ethics if we are to fully achieve our aspiration of having employees and leaders who embody and demonstrate our company values, and embedding a culture of continuous improvement. The employee engagement survey also indicated that working on entrenching and ensuring demonstrable and visible company values and principles by employees and managers across the group is a key positive engagement driver for AngloGold Ashanti.





TALENT MANAGEMENT, SKILLS DEVELOPMENT AND EMPLOYEE RELATIONS CONTINUED



Engagement scores

	AGA 2017 (Unfavourable / Neutral / Favourable)	AGA 2014	Large organisation benchmark*	Industry benchmark*
Overall engagement	10 / 14 / 76	69	72	71
I am proud to tell others I work for my company	7 / 10 / 83	76	79	78
I am optimistic about the future of my company	12 / 14 / 74	64	70	68
My company inspires me to do my best work	12 / 16 / 72	66	66	66

Frequency (%)   0   20   40   60   80   100

● Unfavourable   ● Neutral   ● Favourable

Data is rounded to the nearest number
* Number indicates % favourable score



Performance scores by main survey attributes

	AGA 2017 (Unfavourable / Neutral / Favourable)	AGA 2014*
Proffesional growth/Personal development	7 / 9 / 85	82
Safety	8 / 9 / 83	79
Organisational vision	7 / 12 / 82	76
Innovation	7 / 10 / 82	76
Work environment	11 / 10 / 80	76
Values	10 / 14 / 79	72
Teamwork	8 / 13 / 74	71
Immediate management	13 / 13 / 66	60
Performance feedback	18 / 17 / 66	60
Ethics	18 / 16 / 65	59
Company information on communication	15 / 20 / 65	59
Work/life balance	18 / 18 / 65	63
Stakeholder focus	19 / 16 / 63	57
Senior leadership practices	18 / 23 / 40	54
Managerial effectiveness	23 / 24 / 53	47
Remuneration/reward	30 / 31 / 39	35

Frequency (%)   0   20   40   60   80   100   120

● Unfavourable   ● Neutral   ○ Favourable

Data is rounded to the nearest number
* Number indicates % favourable score for AngloGold Ashanti

The 2017 engagement survey indicated that there is good understanding of the company values, however, there is room to improve. There will be specific focus on enhancing and ensuring awareness in embedding our values as a key leverage area to improve our employee engagement. A dedicated team was also established during the year to deeply understand the ethics perceptions experienced by employees, and to determine the best ways to address them.

'How We Work' will continue as a global management system to enable accountable leadership and the implementation of the requisite people management practices within AngloGold Ashanti.

Having taken heed of the results of the Employee Engagement Survey conducted in 2014 and 2017, we will be conducting a follow-up, which is in line with our two-year plan. As a company, it is important for us to understand our employees' perceptions of the company's vision, culture, work environment and our policies. We are committed to keeping the employees' views confidential and to give all employees a platform to express their views on the company.

Diversity and inclusion

As a global company, AngloGold Ashanti embraces and recognises employees from diverse backgrounds. This includes cultural, geographical and gender diversity, along with the need to address localisation requirements and the many forms of discrimination arising from diversity. All of our policies linked to diversity and inclusion are underpinned by our position that we must treat each other the same regardless of race, religion, gender, disability status, size, age, or country of origin. In all its aspects, embracing diversity is a source of value rather than a challenge which needs to be managed.

In 2014, the CEO started a bursary scheme in conjunction with University of Witwatersrand in South Africa. It is aimed at supporting the education of deserving historically disadvantaged South African students from our operating areas, with a strong bias in favour of woman students. Total contributions into the bursary by the CEO have been approximately

TALENT MANAGEMENT, SKILLS DEVELOPMENT AND EMPLOYEE RELATIONS CONTINUED

R2.25 million ($180 000), which was matched equally by the company. So far, the bursary has benefitted, in whole or in part, 25 students, of whom 20 have graduated with a degree. A number have completed their Honours and three students have successfully passed their Initial Test of Competency (ITC) Board examination conducted by the South African Institute of Chartered Accountants. The bursary is currently supporting four remaining students, and the CEO and company are working with the university on how to best utilise the current surplus in the fund, to assist those who are presently registered at the university, but in need of funding.

The company also continued to work actively in strengthening women representation at board, executive and senior leadership levels, and compares favourably to peers in the mining industry. A challenge however remains in appointing female leaders to technical positions.



Diversity and inclusion (%)
(Global women representation)

- Americas
- Australia
- CAR
- Corporate
- SAR

Through the year we initiated participation in or continued to subscribe to various bodies and interest groups focusing on gender diversity. Through networking we acquire best practices as well as influence a progressive diversity agenda.

Through the 30% Club Boardwalk, 25 women at management level have participated in this development initiative to nurture aspiring leaders in senior management positions, and the AngloGold Ashanti CFO hosted a table at the annual Boardwalk event. The company also joined the South African and Australian chapters of Women in Mining (WIM), an organisation which, amongst other things, supports development initiatives including coaching and mentoring and enabling suitable work environments.

Through its focus on women's development in South Africa, the company received a number of accolades at the 2017 Gender Mainstreaming awards. Among companies listed on the Johannesburg Stock Exchange, AngloGold Ashanti was placed first in the category of Economic Empowerment of Women; second in Women on Boards; and third in the three categories of Empowerment of Women in the Community, Women on Executive Committees in Multinationals and Gender Reporting.

Labour relations
Employee transition framework in South Africa

With the significant structural and rationalisation challenges within the South Africa Region, an Employee Transition Framework was developed and implemented during the year. It is a framework of policies, procedures and practices to guide practitioners at business unit level on the application of typical human resources functions in a rapidly-declining business and rapidly-reducing workforce. This ensured a standardised approach across business units within the region, consistent with legislation, company policy and collective agreements, while enabling application suited to a specific context and life of mine.

Implementation of the framework enabled appropriate and dynamic organisational design with effective manpower planning with ongoing development of employees for current and future roles. The dilemma of retention or purposeful exit of employees' relative to production profiles was addressed, along with the development of a suitable portable skills framework for life after AngloGold Ashanti.

Beyond meeting legislative and regulatory requirements, activities also focused on optimising labour relations and enhancing employee engagement and performance. Required managerial leadership behaviours and practices were enforced to influence and shape the desired organisational culture.

Supported by implementation of the Employee Transition Framework, key rationalisation activities have been completed or are well on track to completion, including closure of TauTona and Savuka Mines and the West Wits Hospital; sale of Kopanang Mine to Heaven-Sent and sale of Moab Khotsong Mine to Harmony.

Continental Africa employee labour relations

During 2017 the Continental Africa Region successfully completed annual wage negotiations for the period at all sites. Despite labour stoppage challenges at our Mali operation, and protracted wage negotiations at Siguiri Gold Mine in Guinea, the labour relations climate remained stable across the region.

In Guinea, the 2017 wage negotiations for Siguiri Gold Mine involved four months of negotiation and required mediation from the Ministry of Employment and the General Labour Inspection to conclude a one-year wage agreement. Despite a challenging wage negotiation climate, labour relations remained calm.

In Ghana, the labour relations climate was stable. Following the postponement of the proposed unitary negotiations by the Ghana



TALENT MANAGEMENT, SKILLS DEVELOPMENT
AND EMPLOYEE RELATIONS CONTINUED

Chamber of Mines, Iduapriem Gold Mine successfully concluded a two-year wage agreement early in 2017 with the Ghana Mineworkers Union of the Ghana Trades Union Congress for the 2016 and 2017 period. In an effort to address the often-protracted nature of negotiations, we committed to the development of a wage adjustment framework in partnership with the union to serve as a guide for future negotiations. We also further participated in joint capacity-building efforts to ensure negotiators are equipped with skills in effective negotiation. At Obuasi Gold Mine, which is currently under care and maintenance, the annual renewal and maintenance of the conditions of employment of fixed-term contract employees was carried out. This also included the 2017 annual salary adjustments.

In Tanzania, despite the current geopolitical and legal challenges, we continued to engage constructively with relevant stakeholders. The majority trade union, Tanzanian Mines Energy Construction and Allied Workers Union (TAMICO), conducted a general election for employee representatives for the first of a new five-year term of office. Key focus areas relating to employees and collective bargaining at Geita Gold Mine included a labour transitioning strategy to support the mine moving from an open-pit mining operation to an underground mining operation. We also reached agreement on a compressed working week shift roster effective from December 2017. The annual 2017 wage negotiations were concluded amicably with the majority union, and a

one-year wage agreement was implemented effective January 2017.

In preparation for the negotiations, and to facilitate constructive engagements, a joint-capacity building workshop in collective bargaining and negotiation skills was completed.

In Mali. the labour relations climate was negatively impacted by several national strike actions organised by the national mining union, as well as uncertainly relating to the Sadiola Sulphide Project (SSP) and the potential that the mine would be placed in limited operations and care and maintenance. Key employee actions involved an employee job evaluation and categorisation exercise as guided and required by the in-country law; a revised mine production bonus roll out and communication to stakeholders; and the Yatela Mine closure and retrenchment process approval by the

Labour Inspector. Despite uncertainties, the 2017 annual wage negotiations were successfully concluded and implemented effective January 2017. The wage agreement concluded with two recognised unions mainly focused on improving the social and employment conditions of employees.

Our performance

Achievements in integrated talent management and succession planning included:

- The cover ratio for Executive Committee members and other key leadership roles shows strong bench strength across the Group
- A strong focus on appointing from within for key positions, with 80% positions filled internally
- Good leadership talent retention (senior and executive management positions) with a 3% turnover rate

- A strong talent pipeline with most of the population being between 26 and 45 years of age
- 7% year-on-year improvement in identifying women successors – this continues to be a focus area
- Representation of historically disadvantaged South Africans in the CEO talent pool is 14% higher year-on-year
- Retention risks managed proactively with expanded retention strategies including a structured focus on both formal and informal development interventions
- Talent management governance structure streamlined across the organisation with clear guidelines for talent pool identification



Board gender representation (%)
(2014 to 2017)



Executive team gender representation (%)
(2014 to 2017)



Senior leadership gender representation (%)
(2014 to 2017)

NAVIGATING POLITICAL AND REGULATORY UNCERTAINTY AND RISK



GRI   DATA TABLES   QUESTIONS

GRI SPECIFIC STANDARD DISCLOSURES

G4-EC4: Financial assistance received from government

G4-SO4: Communication and training on anti-corruption policies and procedures

G4-SO5: Confirmed incidents of corruption and actions taken

G4-SO6: Total value of political contributions by country and recipient/beneficiary

G4-SO8: Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with laws and regulations

...ated dramatically during the year, marked by a complex ...actors at country and regional levels.



Our compliance as a responsible citizen

Insight into our actions that drive development

Current tax

$176m
(2016: $234 million)

Government royalties

$114m
(2016: $101 million)

Employment taxes

$268m
(2016: $237 million)

Production, property and other taxes

$101m
(2016: $84 million)

Total taxes paid in our operating jurisdictions

$659m
(2016: $656 million)

Key features

Political and regulatory uncertainty and risk escalated dramatically during the year, marked by a complex interplay between political, economic and social factors at country and regional levels. In times of economic instability, inequality and high levels of social discontent and activism, populist political candidates and policies come to the fore, generating high levels of business uncertainty and threats to business continuity.

Host governments continue to implement both pro- and anti-business reforms to leverage the recent rise in commodity prices or to increase inward investment in a bid to kick-start growth. Across Sub-Saharan Africa, the sector is facing far reaching legislative reform and changes to stability and mining development agreements.

The negative impacts on the mining sector arising from increasing political and regulatory risk are multi-faceted. Reacting to increased volatility detracts from focusing on operating performance; operational costs rise, while the ease of doing business becomes more limited; and access to capital becomes more



NAVIGATING POLITICAL AND REGULATORY UNCERTAINTY AND RISK CONTINUED

difficult or costly, with flight of capital to more receptive markets. During the year, emerging and actual regulatory changes were most prominent in South Africa and Tanzania. Regulatory changes resulting in increased resource rents are not limited to Sub-Saharan Africa or the developing world. During the year Australia and Brazil also made proposals to hike mining royalties as part of broader economic reform programmes.

Upcoming elections in key mining markets in the next 12 months, including Latin America and Africa, will pose a significant risk to political, economic and social stability. These are likely to result in substantial shifts in policy direction which may trigger strategy changes by the industry.

AngloGold Ashanti is acutely aware of the negative perceptions held by many host communities and countries – often formed as a result of actions, or lack of actions, by mining companies. The resultant low levels of trust is a powerful constraint to effectively navigating political and regulatory uncertainty and risk.

With convergence between formal mining licencing requirements and the growing importance of the social licence to operate, a prerequisite to business continuity is ensuring that trust is restored in the mining sector, and this is strengthened through the industry's actions. Redefining a transactional and often conflict-ridden relationship between the company, local communities and formal

government authorities to a transformational one – underpinned by mutual benefit, integrity and transparency – is likely to be the best protection for future business success.

Our actions in 2017

As the significance of political and regulatory aspects increase in determining our success, our thinking and actions have continued to mature over the past year. We reflect on our actions in the themes of:

- Compliance as a responsible citizen
- Transformational actions to drive local and national development
- Our actions in country-specific contexts

Complying to national laws and regulations, along with being open and transparent is a necessary foundation to navigating the political and regulatory landscape. In the absence of being a responsible citizen we cannot be trusted and we cannot compete. But this alone is not enough to navigate the current landscape and the challenges it poses. We need to do more to distinguish ourselves, and by doing so protect and enable business success.

Compliance as a responsible citizen

Our approach to compliance is framed by the King IV Report on Corporate Governance for South Africa (King IV). This was published on 1 November 2016 and incorporated into listing requirements of the Johannesburg Stock Exchange Listing Requirements in June 2017, affecting annual reports submitted to the JSE

on or after 1 October 2017. On this basis and led by Group Compliance, the company undertook an internal programme consistent with the application regime to align to the applicable recommended practices.

We approach compliance mindfully, partnering with the business and stakeholders to assess, manage and mitigate ethical and regulatory risk. Although compliance is an embedded function at AngloGold Ashanti, in that all employees are responsible for being compliant, the Board has delegated the responsibility for implementing and executing the compliance programme to management. Both the Audit & Risk and the Social, Ethics & Sustainability Board Committees approved the compliance programme and monitored activities and its effectiveness during the year.

The programme covers both regulatory compliance and alignment to non-binding codes and standards such as principles set out in the United Nations' Global Compact and the Organisation for Economic Co-operation and Development's Good Practice Guidance for compliance programmes. The programme also includes maintaining a register of material laws and regulations and their related controls and compliance requirements. These are monitored on an ongoing basis and departments and individuals responsible for compliance with key legislation are involved with updating the legal registers. These are accessible across the Group and a non-compliance alert





NAVIGATING POLITICAL AND REGULATORY UNCERTAINTY AND RISK CONTINUED

mechanism to escalate instances of non-compliance has been put in place. In 2017, the compliance programme was assessed by external legal counsel. The findings were positive and regularly presented to the Board.

In July 2017, the International Ethics Standards Board of Accountants (IESBA) implemented the Non-Compliance with Laws and Regulations (NOCLAR) standard, which amended the IESBA Code of Ethics for Professional Accountants. NOCLAR assists auditors and accountants in deciding how best to act in the public interest when becoming aware of non-compliance or suspected non-compliance committed by their client or employer. NOCLAR can be defined as having a direct effect on the determination of material amounts and disclosures in the financial statements; and/or be fundamental to AngloGold Ashanti's business and operations or its ability to avoid material penalties, for example fraud, bribery and corruption, threats to public health and safety, and money laundering. In the event that an accountant or auditor becomes aware of non-compliance, appropriate steps should be taken to raise the NOCLAR with management or through whistleblowing; understand whether there is an external reporting requirement; address the consequences of the NOCLAR; and reduce the risk of re-occurrence. AngloGold Ashanti socialised the requirements of the standard to

all relevant employees within the company to ensure awareness and compliance.

Manager and supervisor anti-bribery and anti-corruption training in the company has historically utilised licenced training from third-party content providers. During 2017, development of bespoke anti-bribery and anti-corruption training for group-wide rollout in 2018 commenced. The training will focus on specific company policies and procedures developed to assess, manage and mitigate the risk of bribery and corruption.

During the year, a multi-disciplinary team was established to revise and update our Code of Business Principles and Ethics. The team comprises participants from Group Compliance, Group Internal Audit, Group Human Resources and Group Sustainable Development. Recognising that the company and its external landscape have evolved significantly since the code was first issued in 2010, the intent of the review is to update the code to reflect current challenges faced by employees daily. The review is expected to be completed at the end of the second quarter of 2018, when it will be formally rolled out across the company, along with practical training.

The company continues to have an extensive, robust and independent whistleblowing system in place to deal with alleged ethical misconduct

and potential violations of the code. All whistleblowing complaints are thoroughly investigated and acted on as appropriate, and outcomes are reported to the Audit and Risk and the Social, Ethics and Sustainability Board Committees on a regular basis.

Compliance as a responsible citizen regarding tax management goes beyond payment of taxes and includes a comprehensive approach to tax risk management. Our tax strategy which is aligned with the company strategy and objectives, is to manage all our taxes in a transparent, responsible and sustainable manner, respecting the differing interests of all our stakeholders. The Group Tax Management Policy sets out the governance framework, and comprises five key components:

- Our commitment to compliance
- Embracing a responsible attitude to arranging our tax affairs
- Effective risk management
- Board ownership and oversight
- Maintaining a constructive approach in engaging with tax authorities

In keeping with best practice, the AngloGold Ashanti Board has endorsed and formalised the tax control framework. Formal company director roles and responsibilities for tax risk management are in place, and oversight is provided through the Audit & Risk Committee





NAVIGATING POLITICAL AND REGULATORY UNCERTAINTY AND RISK CONTINUED

of the Board. A tax register is in place and maintained, with a tax summary prepared every quarter end reflecting on the history of tax disputes globally. Tax risks are assessed by the respective financial managers and by the Group Tax Department, along with reasons for any movements in the amounts due to or by tax authorities.

Tax risks are evaluated as either remote, contingent or probable. Tax provision is raised for probable tax exposure, but not for those categorised as remote or contingent.

Regular summarised progress updates are presented to the Audit & Risk Committee, considering how tax issues and risks are trending, and in February 2018 a testing plan to determine the effectiveness of the tax control framework was presented to the committee.

The Integrated Report 2017 includes a statement from the Board attesting to the adequacy of policies and processes in place to manage tax risk.

Transformational actions to drive development

Beyond compliance to regulatory frameworks and societal norms, business is increasingly expected to play a greater role in societal development. Across business sectors,

expectations of the mining industry are probably greatest. Emblematic of changing political and regulatory landscapes, stakeholders are more vocal about their needs, with progressive convergence and clarity of government and community expectations. These expectations centre on a 'fair deal' where communities must benefit from mining, and lives must perceptibly change for the better through mining activities.

Our operations are often seen to be prosperous in the face of poverty. A 'fair deal' comprises access to employment from mining companies, local supply chain development and increasing portions of local content used in the mining value chain. Mining companies are also well placed to act as a catalyst creating opportunities beyond mining.

Delivering on these aspects and leveraging off core competences within the business is a potentially transformational way to navigate political and regulatory uncertainty. This is based on the assumption that local communities endure beyond changing political dynamics. As political representatives must ultimately answer to their constituencies, community development presents powerful protection against political uncertainty and risk.



Through the relationships we create and how the company is experienced in a positive way, communities serve as the primary defence to protect our business in volatile circumstances.

Central to this is the need for us to be authentic and genuinely committed to achieving a fair deal, contribute to real benefits being experienced by the community, and openness and transparency.

This is how we build trust.



NAVIGATING POLITICAL AND REGULATORY UNCERTAINTY AND RISK CONTINUED

On this basis, we have developed a two-pronged approach for application across the various jurisdictions where we operate, and where political uncertainty and risk are prominent.



The first pathway of activities is leadership engaging at various political and industry levels to positively shape evolution of the policy and regulatory landscape. This is generally country-specific, but may be supported by global or regional initiatives.

Long-term success in the area is enabled by our practices at an operational level, where local stakeholders must experience us in a positive way. Positive experiences require more than compliance to regulatory frameworks, and must be transformational in nature. Details of our transformational actions

beyond compliance are found in the section on Contributing to self-sustaining communities.

Country-specific developments

In South Africa, the gazetting of the 2017 Reviewed Mining Charter by the Department of Mineral Resources presented the greatest challenge, with industry in disagreement with the key provisions of the Charter. The Charter has subsequently been challenged legally by the Chamber of Mines, of which AngloGold Ashanti is a member. Additionally, mining continues to decline in the country which results in progressively smaller contributions to

gross domestic product (GDP). Despite these challenges, AngloGold Ashanti continues to contribute meaningfully to communities at an operational level. More insight into these efforts can be found in the section on Contributing to self-sustaining communities.

In Tanzania, rapidly implemented legislation that is perceived as discriminatory against foreign mining groups and in favour of local operators was experienced, along with greater government control of private sector activities.

Additionally, more stringent local listing and ownership requirements, changes to the mining code, the signalling of intent to change stability agreements, banning of ore exportation, and stringent scrutiny of financial and operating practices were observed. In response, the company initiated and maintains engagement with high-level government officials to facilitate mutually-beneficial outcomes.

In Brazil, the political and economic landscape saw widespread public unrest, sweeping corruption scandals and low economic growth after having been in recession. Investment agencies have downgraded the country to sub-investment level, but despite this, the gold sector experienced modest growth.

Proposed legislative reform in the mining industry focuses on raising royalties (2-4% of revenue), revising regulations and creating a

new mining government agency. The company will continue to navigate the changing legislative environment through the Brazilian Mining Association.

In Colombia, the overarching priority in 2017 was implementation of the peace accord reached by the government and the Revolutionary Armed forces of Colombia (FARC) in late 2016. The process, however, was slowed down later in the year by the Colombian Constitutional Court ruling to end the 'fast track' mechanism for passing provisions of the FARC peace accord. It is likely that the parallel economy associated with the armed conflict will take much longer to unravel, and this may present implications to the company's projects.

An emerging trend is the use of popular consultation to prevent an array of public and private projects. Specifically, in AngloGold Ashanti project areas, part of the solution lies with the formalisation of artisanal mining on the company's tenement, and a comprehensive project for harmonious co-existence between the mine and artisanal miners is underway. Another aspect of the solution includes designing and implementing the mining projects in a way that protects adjacent livelihoods and industries, such as the local farming industry.



SECTION 6
DATA TABLES

No data is reported for particular sites in certain years for the following reasons:

- Obuasi went on care and maintance in 2016
- CC&V was sold during 2015
- Navachab was sold during 2014
- Tropicana's first full year of production was 2014





DATA TABLES

Material issues	Indicator	2017	2016	2015	2014	2013
 **EMPLOYEE SAFETY**	**All injury frequency rate (per million hours worked)**					
	Group	**7.49**	**7.71**	**7.18**	**7.36**	**7.48**
	Americas	**3.29**	3.96	5.61	3.79	4.74
	Continental Africa	**0.39**	0.51	0.50	1.56	1.97
	South Africa	**12.68**	12.02	10.81	11.85	12.63
	Australia	**8.53**	9.49	8.56	10.73	7.91
	Fatal injury frequency rate (per million hours worked)					
	Group	**0.06**	**0.06**	**0.09**	**0.04**	**0.05**
	Americas	**0.00**	0.05	0.05	0.09	0.00
	Continental Africa	**0.00**	0.00	0.03	0.00	0.03
	South Africa	**0.11**	0.09	0.13	0.06	0.07
	Australia	**0.00**	0.00	0.00	0.00	0.00
	Lost time injury frequency rate (per million hours worked)					
	Group	**5.69**	**5.74**	**5.17**	**5.18**	**5.19**
	Americas	**1.86**	1.33	1.79	1.29	1.43
	Continental Africa	**0.15**	0.13	0.22	0.54	0.67
	South Africa	**10.08**	9.62	8.63	9.29	9.97
	Australia	**3.76**	5.38	4.00	3.28	2.94
	Occupational fatalities					
	Group	**7**	**7**	**11**	**6**	**8**
	Americas	**0**	1	1	2	0
	Continental Africa	**0**	0	1	0	2
	South Africa	**7**	6	9	4	6
	Australia	**0**	0	0	0	0
	Injury severity rate (per million hours worked)					
	Group	**314**	313	326	277	247
	Americas	**77**	59	149	92	91
	Continental Africa	**3**	3	12	12	41
	South Africa	**582**	547	550	511	469
	Australia	**5**	1	4	0	18



All injury frequency rate
(per million hours worked)



Fatal injury frequency rate
(per million hours worked)



Injury severity rate
(per million hours worked)

DATA TABLES (CONTINUED)

Material issues	Indicator	2017	2016	2015	2014	2013
 **EMPLOYEE AND COMMUNITY HEALTH**	**New cases of silicosis (number of cases)**					
	Group	107	131	142	210	297
	Americas	0	0	2	0	0
	Australia	0	0	0	0	0
	Continental Africa	0	0	0	9	4
	South Africa	107	131	140	201	293
	Percentage of individual silica dust samples exceeding the OEL of 0.1mg/m³ (South Africa only)	2.20	2.21*	1.23	1.31	1
	Noise induced hearing loss (NIHL) (number of cases)					
	Group	132	147	68	182	142
	Americas	77	72	0	0	0
	Australia	1	0	0	0	0
	Continental Africa	0	4	4	152	104
	South Africa	54	71	64	30	38
	Greenfields Exploration	0	0	0	0	0
	All occupational disease frequency rate (AODFR) (per million hours worked)					
	Group	7.03	7.13	6.62	7.23	7.68
	Americas	3.67	3.56	0.10	0.00	0.00
	Australia	0.50	0.00	0.00	0.00	0.00
	Continental Africa	0.00	0.13	0.12	3.78	1.70
	South Africa	12.39	11.8	12.11	12.05	15.10
	Greenfields Exploration	0.00	0.00	0.00	0.00	0.00
	New cases of occupational TB (South Africa only)	255	285	315	385	447
	Occupational TB incidence rate (South Africa only)	1.01	1.02	1.26	1.57	1.49
	New cases of malaria					
	Ghana	477	342	307	–	–
	Mali	127	101	274	–	–
	Guinea	959	965	1,528	–	–
	Tanzania	123	96	135	–	–
	Malaria lost time frequency rate					
	Ghana	51.27	42.11**	27.86	–	–
	Mali	28.18	21.47	55.12	–	–
	Guinea	127.84	125.38	203.77	–	–
	Tanzania	10.65	9.25	15.77	–	–



New cases of noised induced hearing loss (Group)



All occupational disease frequency rate (Group)



New cases of occupational TB (South Africa)

G4-22   *2016 restated after receipt of final laboratory quartz analysis for Q4 2016   **2015 malaria frequency rate was restated as a result of a miscalculation of the number of hours worked

DATA TABLES (CONTINUED)

Material issues	Indicator	2017	2016	2015	2014	2013
 **CONTRIBUTING TO SELF-SUSTAINING COMMUNITIES**	**Proportion of spending on local suppliers (%)**					
	Argentina	93	89	76	22	88
	Brazil	66	88	94	94	93
	United States	–	–	–	51	89
	Australia	99	99	99	99	99
	South Africa	68*	68	99	99	98
	Ghana	90	87	79	79	69
	Mali	76	84	78	78	73
	Guinea	68	73	72	72	69
	Tanzania	68	68	60	75	84
	Total procurement spend ($ billion)					
	Group ($ billion)	2.29	1.98	2.1	2.6	–
	Centrally managed	1.54	1.24	1.3	1.1	–
	Regionally managed suppliers	0.75	0.74	0.8	1.0	–
	Number of sites on or adjacent to indigenous territories with formal agreements with indigenous people	0	0	0	2	–
	Sites where resettlements took place	3	4	1	2	–
	Operations with impacts on communities (%)	100	100	100	100	–



Proportion of spending on local suppliers (%)

- Argentina
- Brazil
- Australia
- South Africa
- Ghana
- Mali
- Guinea
- Tanzania

* *BEE expenditure includes all spend for suppliers with valid BEE certificates as at 01 January 2017. This also includes 15% of spend on suppliers whose certificates expired between the 1st of January and the 31st of December 2017.*

DATA TABLES (CONTINUED)

Material issues	Indicator	2017	2016	2015	2014	2013
**CONTRIBUTING TO SELF-SUSTAINING COMMUNITIES** continued	Sites with local community engagement plans (%)	100	100	100	100	–
	Community incidents	17	2	15	16	26
	Community investment (economic value distributed) ($ million)					
	Group (less equity)	24.1	20.156	15.22	14.80	22.54
	South Africa	5.97	4.60	6.29	8.07	8.39
	Corporate	1.16	1.20	0.84	1.06	0.47
	South Africa Operations	4.81	3.42	5.45	7.02	7.92
	Continental Africa	9.02	7.56	6.01	3.93	13.28
	Ghana	0.53	0.26	0.34	0.36	1.50
	Iduapriem	0.41	0.20	0.13	0.15	0.30
	Obuasi	0.12	0.06	0.20	0.21	1.20
	Mali	0.50	0.46	0.28	0.26	0.18
	Morila	0.05	0.01	0.04	0.08	0.06
	Sadiola	0.33	0.44	0.19	0.15	0.04
	Yatela	0.12	0.01	0.05	0.02	0.08
	Tanzania	6.33	4.18	3.76	1.97	5.49
	Geita	6.33	4.18	3.76	1.97	5.49
	Guinea	0.89	1.71	0.50	0.22	1.33
	Siguiri	0.89	1.71	0.50	0.22	1.33
	Namibia	–	–	–	0.04	0.06
	Navachab	–	–	–	0.04	0.06
	DRC	0.77	0.96	1.13	1.08	4.73
	Kibali	0.77	0.96	1.13	0.65	4.14
	Mongbwalu	–	0.00	0.00	0.43	0.58
	Australia	0.68	0.55	0.34	0.25	0.46
	Sunrise Dam & Tropicana	0.68	0.55	0.34	0.25	0.46



Group annual community investment
($million)

DATA TABLES (CONTINUED)

Material issues	Indicator	2017	2016	2015	2014	2013
 **CONTRIBUTING TO SELF-SUSTAINING COMMUNITIES** continued	**Americas**	**9.83**	9.02	4.16	3.66	5.76
	Argentina	**8.89**	5.81	0.71	1.22	1.10
	Cerro Vanguardia	**8.89**	5.81	0.71	1.22	1.10
	Brazil	**0.49**	2.14	1.72	0.86	1.77
	AGA Brazil (Mineração)	**0.38**	1.76	1.57	0.71	1.30
	Serra Grande	**0.11**	0.38	0.14	0.15	0.47
	Colombia	**0.45**	1.05	1.19	0.99	1.90
	Colombia Greenfields	**0.05**	0.08	0.03	0.13	0.34
	Quebradona	**0.10**	0.17	0.32	0.00	0.00
	Gramalote	**0.19**	0.14	0.16	0.20	1.04
	La Colosa	**0.11**	0.67	0.68	0.66	0.53
	USA	**0.01**	0.01	0.58	0.58	0.99
	Cripple Creek & Victor	**–**	–	0.53	0.52	0.80
	Denver Office	**0.01**	0.01	0.04	0.06	0.19
	Less equity-accounted investments	**(1.46)**	(1.56)	(1.57)	(1.11)	(5.36)

DATA TABLES (CONTINUED)

Material issues	Indicator	2017	2016	2015	2014	2013
	Reportable environmental incidents	3	1	4	5	10
	Environmental fines	0	0	0	0	0



RESPONSIBLE ENVIRONMENTAL STEWARDSHIP

AngloGold Ashanti defines a significant fine as one that exceeds $100,000. No such fines were paid in 2017.

Financial Implications and opportunities due to climate change	2017
	Climate change poses challenges and opportunities to AngloGold Ashanti and consideration of these factors influences business-planning processes. Regulatory responses to climate change in the form of carbon pricing and budgeting are increasingly being considered in the jurisdictions in which we operate and as more participating countries ratify the 2015 Paris Agreement. It is however noted that economic concerns appear to be delaying the implementation of these in some jurisdictions.

The South African Carbon tax legislation has been on the national agenda for several years and the second draft of the Carbon Tax Bill was released during December 2017. Although the date of promulgation was not announced by National Treasury, it is anticipated to come into force in 2019. With relatively low direct carbon emissions, AngloGold Ashanti South Africa's main exposure to the carbon tax will be through the increased cost of electricity purchased from Eskom, the national utility provider. The carbon tax on liquid fossils fuels used in the region will be imposed at source as an addition to current fuel taxes. Although the initial carbon tax rate is R120 per tonne of CO_2 equivalent, during the first phase, which ends on 31 December 2022, a series of allowances will reduce the effective rate anywhere between R6 and R48 per tonne.

In Australian government introduced a carbon emissions safeguard mechanism, aimed at limiting future growth in GHG emissions. Our operations at Sunrise Dam and Tropicana submitted baseline emission reports in accordance with the regulatory scheme. In the unlikely event that emission thresholds are exceeded over time, AngloGold Ashanti will need to address this through carbon credits, which may have a financial implication.

AngloGold Ashanti participates in the Carbon Disclosure Project (CDP) and submits a comprehensive report to the CDP annually. Financial implications and opportunities due to climate change are discussed in more detail there. Our annual reports to the CDP are available on the CDP (https://www.cdp.net) and AngloGold Ashanti (http://www.anglogoldashanti.com/sustainability/reports) websites. |
| Number of non-monetary sanctions | Two environmental compliance orders were received in Tanzania, one for operating a borehole without a valid permit and a second in regard to dust monitoring and management. |

DATA TABLES (CONTINUED)

Material issues	Indicator	2017
 **RESPONSIBLE ENVIRONMENTAL STEWARDSHIP** continued	IUCN red list species total number of IUCN red list species and national conservation list species with habitats in areas affected by the operations	**Critically Endangered Category:** **IUCN:** One species of amphibian at La Colosa Project. **National:** One tree species at Gramalote. **Endangered Category:** **IUCN:** One species of mammal at AGA Mineração (Brazil); one species of plant, two species of bird and one species of amphibian at La Colosa Project; one species of mammal and one species of amphibian at Gramalote Project. **National:** One species of plant and one species of fish at AGA Mineração Brazil and two plant species at La Colosa. **Vulnerable category:** **IUCN:** Six species of tree at Obuasi; one species of bird and two species of fish at AGA Mineração (Brazil); two species of plant, one species of amphibian, two species of mammal and three species of bird at La Colosa Project (Colombia); one species of mammal, two species of bird and one species of tree at Gramalote project Colombia); two species of tree, one species of plant and one species of insect at Geita (Tanzania). **National:** One species of plant in South Africa. Two species of plant, two species of mammal and one species of fish at AGA Mineração (Brazil); three Flora Species at La Colosa and two species of tree at Gramalote. **Near Threatened Category:** **IUCN:** Two species of mammal at Cerro Vanguardia; three species of bird and two species of mammals at AGA Mineração Brazil; one species of amphibian and one species of bird at La Colosa Project; one species of mammal; one species of bird and two species of tree at Gramalote and one species of plant in South Africa. **National:** Two species of plants in South Africa, one amphibian and one bird at La Colosa.

DATA TABLES (CONTINUED)

Material issues	Indicator	2017	2016	2015	2014	2013
 RESPONSIBLE ENVIRONMENTAL STEWARDSHIP continued	**Direct raw materials per operation**					
	Ore processed (kilotonnes)					
	Argentina	**3,309**	3,141	3,304	3,300	2,434
	Cerro Vanguardia	3,309	3,141	3,304	3,300	2,434
	Australia	**11,687**	10,968	10,037	9,528	4,708
	Sunrise Dam	4,033	4,041	3,880	3,821	3,479
	Tropicana	7,654	6,927	6,157	5,707	1,229
	Brazil	**4,424**	4,095	3,914	3,767	3,545
	AGA Brazil (Mineração)	2,999	2,778	2,607	2,478	2,294
	Serra Grande	1,425	1,317	1,307	1,289	1,251
	Ghana	**5,058**	5,129	5,656	7,111	6,517
	Iduapriem	5,058	5,129	4,702	4,873	4,793
	Obuasi	–	–	954	2,238	1,724
	Guinea	**11,677**	12,062	11,741	11,895	11,939
	Siguiri	11,677	12,062	11,741	11,895	11,939
	Mali	**5,030**	5,093	5,546	7,183	7,422
	Sadiola	5,030	4,908	5,062	5,027	4,857
	Yatela	–	185	484	2,156	2,565
	Namibia	**–**	–	–	–	1,420
	Navachab	–	–	–	–	1,420
	South Africa	**38,877**	39,497	36,786	38,426	39,243
	Mine Waste Solutions	26,322	26,083	24,451	24,818	23,977
	Vaal River	7,940	8,987	9,082	10,206	11,753
	West Wits	4,615	4,427	3,253	3,402	3,512
	Tanzania	**5,358**	5,517	5,152	5,186	4,040
	Geita	5,358	5,517	5,152	5,186	4,040
	USA	**–**	–	11,210	19,303	20,753
	CC&V	–	–	11,210	19,303	20,753
	Group	**85,419**	85,504	93,346	105,699	102,021

Direct raw materials per operation
(Ore processed (kilotonnes))



● Argentinia	3,309
● Brazil	4,424
● Australia	11,687
● South Africa	38,877
● Ghana	5,058
● Mali	5,030
● Guinea	11,677
● Tanzania	5,358

DATA TABLES (CONTINUED)

Material issues	Indicator	2017	2016	2015	2014	2013
	Liquid fossil fuels (kilolitres)					
	**Argentina**	**18,761**	16,050	17,028	18,379	19,706
	Cerro Vanguardia	**18,761**	16,050	17,028	18,379	19,706
RESPONSIBLE ENVIRONMENTAL STEWARDSHIP	**Australia**	**66,198**	65,141	103,496	110,600	42,490
	Sunrise Dam	**14,193**	12,345	21,336	26,974	23,166
continued	Tropicana	**52,005**	52,796	82,160	83,626	19,324
	Brazil	**18,741**	16,718	15,078	15,811	13,109
	AGA Brazil (Mineração)	**13,037**	11,224	10,700	11,890	8,813
	Serra Grande	**5,704**	5,494	4,378	3,921	4,296
	Ghana	**25,834**	13,903	13,377	10,550	29,984
	Iduapriem	**25,434**	13,568	11,865	4,902	21,057
	Obuasi	**400**	335	1,512	5,648	8,927
	Guinea	**58,318**	58,629	53,913	47,195	55,822
	Siguiri	**58,318**	58,629	53,913	47,195	55,822
	Mali	**37,209**	35,995	36,689	42,478	66,418
	Sadiola	**36,952**	33,451	33,671	36,479	53,365
	Yatela	**257**	2,544	3,018	5,999	13,053
	Namibia	**–**	–	–	0	13,785
	Navachab	**–**	–	–	0	13,785
	South Africa	**5,186**	5,260	6,871	6,257	6,107
	Mine Waste Solutions	**2,625**	165	95	30	235
	Vaal River	**1,735**	3,485	3,708	4,660	4,240
	West Wits	**826**	1,610	3,068	1,567	1,632
	Tanzania	**88,454**	77,649	74,307	81,251	84,123
	Geita	**88,454**	77,649	74,307	81,251	84,123
	USA	**–**	–	22,367	51,393	51,178
	CC&V	**–**	–	22,367	51,393	51,178
	Group	**318,701**	289,345	343,125	383,914	382,722



Liquid fossil fuels
(kilolitres)

●	Argentinia	18,761
●	Brazil	18,741
●	Australia	66,198
●	South Africa	5,186
●	Ghana	25,834
●	Mali	37,209
●	Guinea	58,318
●	Tanzania	88,454

DATA TABLES (CONTINUED)



RESPONSIBLE ENVIRONMENTAL STEWARDSHIP
continued

Material issues	Indicator	2017	2016	2015	2014	2013
	Lubricants (kilolitres)					
	Argentina	414	441	517	519	339
	Cerro Vanguardia	414	441	517	519	339
	Australia	1,098	715	910	826	–
	Sunrise Dam	472	177	409	475	–
	Tropicana	626	538	501	351	–
	Brazil	954	1,025	939	944	759
	AGA Brazil (Mineração)	698	782	690	702	506
	Serra Grande	256	243	249	242	253
	Ghana	378	500	458	488	–
	Iduapriem	353	462	346	124	–
	Obuasi	25	38	112	364	–
	Guinea	680	92	106	135	104
	Siguiri	680	92	106	135	104
	Mali	371	376	388	459	1,088
	Sadiola	359	360	347	424	791
	Yatela	12	16	41	35	297
	Namibia	–	–	–	–	78
	Navachab	–	–	–	–	78
	South Africa	801	802	676	676	1,050
	Mine Waste Solutions	29	18	17	31	14
	Vaal River	251	319	297	252	294
	West Wits	521	465	362	393	742
	Tanzania	1,236	1,152	1,087	1,126	2,161
	Geita	1,236	1,152	1,087	1,126	2,161
	USA	–	–	824	1,229	1,507
	CC&V	–	–	824	1,229	1,507
	Group	5,932	5,102	6,133	6,401	7,086



DATA TABLES (CONTINUED)

Material issues	Indicator	2017	2016	2015	2014	2013
**RESPONSIBLE ENVIRONMENTAL STEWARDSHIP** continued	**Cyanide (tonnes)**					
	Argentina	**1,278**	1,072	1,015	960	836
	Cerro Vanguardia	**1,278**	1,072	1,015	960	836
	Australia	**4,011**	4,696	4,130	4,398	1,121
	Sunrise Dam	**1,202**	1,244	1,360	1,178	1,121
	Tropicana	**2,809**	3,452	2,770	3,220	–
	Brazil	**1,426**	1,261	1,289	1,163	936
	AGA Brazil (Mineração)	**878**	728	746	580	525
	Serra Grande	**548**	533	543	583	411
	Ghana	**1,440**	1,340	2,305	3,832	4,371
	Iduapriem	**1,440**	1,340	1,240	1,200	1,480
	Obuasi	**–**	0	1,065	2,632	2,891
	Guinea	**2,508**	2,378	2,392	2,543	2,864
	Siguiri	**2,508**	2,378	2,392	2,543	2,864
	Mali	**2,003**	2,778	2,603	2,204	3,831
	Sadiola	**1,779**	1,926	1,731	1,826	2,511
	Yatela	**224**	852	872	378	1,320
	Namibia	**–**	–	–	–	680
	Navachab	**–**	–	–	–	680
	South Africa	**10,122**	9,672	9,573	10,101	9,688
	Mine Waste Solutions	**6,430**	6,349	6,469	6,193	5,833
	Vaal River	**1,975**	1,863	2,020	2,567	2,301
	West Wits	**1,717**	1,460	1,084	1,341	1,554
	Tanzania	**1,323**	1,197	1,105	1,970	1,974
	Geita	**1,323**	1,197	1,105	1,970	1,974
	USA	**–**	–	2,740	4,305	4,431
	CC&V	**–**	–	2,740	4,305	4,431
	Group	**24,111**	24,394	27,153	31,476	30,732



Cyanide (tonnes)

DATA TABLES (CONTINUED)



RESPONSIBLE ENVIRONMENTAL STEWARDSHIP
continued

Material issues	Indicator	2017	2016	2015	2014	2013
	Explosives (tonnes)					
	Argentina	**4,368**	4,005	3,616	3,777	5,406
	Cerro Vanguardia	**4,368**	4,005	3,616	3,777	5,406
	Australia	**22,426**	15,433	14,678	13,115	1,183
	Sunrise Dam	**1,049**	2,060	827	741	1,183
	Tropicana	**21,377**	13,373	13,851	12,374	–
	Brazil	**5,863**	4,046	4,283	3,874	4,022
	AGA Brazil (Mineração)	**4,382**	2,300	2,662	2,512	2,307
	Serra Grande	**1,481**	1,746	1,621	1,362	1,715
	Ghana	**9,148**	7,515	5,399	2,840	8,670
	Iduapriem	**9,148**	7,515	5,181	2,732	8,670
	Obuasi	**0**	0	218	108	–
	Guinea	**899**	1,295	997	820	1,138
	Siguiri	**899**	1,295	997	820	1,138
	Mali	**1,826**	858	226	1,079	6,166
	Sadiola	**1,826**	858	226	1,079	4,536
	Yatela	**–**	0	–	–	1,630
	Namibia	**–**	–	–	–	5,921
	Navachab	**–**	–	–	–	5,921
	South Africa	**1,615**	2,410	2,507	3,509	7,659
	Mine Waste Solutions	**–**	–	–	–	–
	Vaal River	**479**	570	1,242	1,644	4,536
	West Wits	**1,136**	1,840	1,265	1,865	3,123
	Tanzania	**5,991**	5,640	6,073	7,338	10,025
	Geita	**5,991**	5,640	6, 073	7,338	10,025
	USA	**–**	–	8,531	17,413	20,312
	CC&V	**–**	–	8,531	17,413	20,312
	Group	**52,136**	41,203	46,310	53,765	70,502



Explosives
(tonnes)

DATA TABLES (CONTINUED)

Material issues	Indicator	2017	2016	2015	2014	2013
 **RESPONSIBLE ENVIRONMENTAL STEWARDSHIP** continued	**Total acid consumption (tonnes)**					
	Argentina	**1,945**	1,952	1,830	1,828	1,284
	Cerro Vanguardia	**1,945**	1,952	1,830	1,828	1,284
	Australia	**1,646**	1,423	1,326	1,453	487
	Sunrise Dam	**571**	572	594	480	487
	Tropicana	**1,075**	851	732	973	–
	Brazil	**1,352**	1,822	1,631	1,113	138
	AGA Brazil (Mineração)	**1,336**	1,798	1,611	1,098	114
	Serra Grande	**16**	24	20	15	24
	Ghana	**189**	191	483	729	991
	Iduapriem	**157**	191	310	124	354
	Obuasi	**32**	0	173	605	637
	Guinea	**1,201**	559	156	236	201
	Siguiri	**1,201**	559	156	236	201
	Mali	**550**	723	619	391	841
	Sadiola	**550**	723	619	391	762
	Yatela	**–**	–	–	–	79
	Namibia	**–**	–	–	–	40
	Navachab	**–**	–	–	–	40
	South Africa	**47,861**	54,589	103,620	74,356	71,929
	Mine Waste Solutions	**4,380**	9,686	34,565	6,429	2,287
	Vaal River	**42,697**	43,795	68,255	67,219	68,910
	West Wits	**784**	1,108	800	708	732
	Tanzania	**199**	178	178	173	146
	Geita	**199**	178	178	173	146
	USA	**–**	–	93	194	140
	CC&V	**–**	–	93	194	140
	Group	**54,944**	61,438	109,935	80,473	76,197



DATA TABLES (CONTINUED)

Material issues	Indicator	2017	2016	2015	2014	2013
 **RESPONSIBLE ENVIRONMENTAL STEWARDSHIP** continued	**Total alkali consumption (tonnes)**					
	Argentina	**2,234**	2,083	1,960	1,559	1,939
	Cerro Vanguardia	**2,234**	2,083	1,960	1,559	1,939
	Australia	**22,303**	25,965	21,942	10,401	11,310
	Sunrise Dam	**6,811**	9,581	9,214	9,781	11,310
	Tropicana	**15,492**	16,384	12,728	620	–
	Brazil	**22,886**	18,108	15,111	14,752	17,212
	AGA Brazil (Mineração)	**21,258**	16,738	13,858	13,397	15,179
	Serra Grande	**1,628**	1,370	1,253	1,355	2,033
	Ghana	**3,609**	3,127	6,505	21,741	23,733
	Iduapriem	**3,609**	3,124	3,220	1,202	4,183
	Obuasi	**–**	3	3,285	20,539	19,550
	Guinea	**15,117**	15,633	13,336	10,356	12,795
	Siguiri	**15,117**	15,633	13,336	10,356	12,795
	Mali	**8,368**	12,016	13,043	12,954	9,532
	Sadiola	**8,368**	11,065	9,945	6,396	2,340
	Yatela	**–**	951	3,098	6,558	7,192
	Namibia	**–**	–	–	–	630
	Navachab	**–**	–	–	–	630
	South Africa	**53,986**	50,932	74,994	81,203	68,920
	Mine Waste Solutions	**24,824**	21,698	30,775	27,467	16,855
	Vaal River	**25,613**	26,387	42,016	52,012	49,288
	West Wits	**3,549**	2,847	2,203	1,724	2,777
	Tanzania	**4,150**	5,777	5,125	4,284	3,474
	Geita	**4,150**	5,777	5,125	4,284	3,474
	USA	**–**	–	63,055	111,683	119,500
	CC&V	**–**	–	63,055	111,683	119,500
	Group	**132,653**	133,641	215,071	268,933	269,045



DATA TABLES (CONTINUED)

Material issues	Indicator	2017	2016	2015	2014	2013
RESPONSIBLE ENVIRONMENTAL STEWARDSHIP continued	**Non-hazardous waste by type (tonnes)**					
	Ferrous metal waste	**19,949**	17,796	17,772	16,730	25,000
	Non-ferrous metal waste	**824**	1,892	1,301	968	1,700
	Total	**20,773**	**19,688**	**19,073**	**17,698**	**26,700**
	General waste					
	Recycled	**1,839**	4,845	9,242	3,792	3,000
	On-site disposal	**45,350**	44,243	41,668	35,486	36,500
	Off-site disposal	**854**	9,389	1,353	1,362	500
	Total	**48,043**	**58,477**	**52,263**	**40,640**	**40,000**
	Hazardous waste by type (tonnes)					
	Battery waste (tonnes)					
	Recycled	**361**	109	141	46	89
	On-site disposal	**–**	–	–	–	–
	Off-site disposal	**0.02**	1	13	0	9
	Total	**361**	**110**	**154**	**46**	**98**
	Hydrocarbon waste (m³)					
	Recycled	**2,291**	1,992	2,439	2,310	1,078
	On-site disposal	**0.25**	327	131	296	204
	Off-site disposal	**1,495**	2,843	5,665	552	155
	Total	**3,786**	**5,162**	**8,235**	**3,158**	**1,437**
	Other hazardous waste including fluorescent lighting and chemical and solvent waste (tonnes)					
	Recycled	**703**	614	963	413	87
	On-site disposal	**30,577**	23,849	27,135	24,140	8,302
	Off-site disposal	**97**	226	900	386	230
	Total	**31,377**	**24,689**	**28,998**	**24,939**	**8,619**



DATA TABLES (CONTINUED)

Material issues	Indicator	2017	2016	2015	2014	2013
	Tailings deposited per country (megatonnes)					
	Argentina	7.65	3.14	3.30	3.30	1.08
	Australia	11.69	10.97	10.04	9.53	4.71
	Brazil	4.42	4.10	3.91	5.78	3.20
	Ghana	5.06	5.13	5.66	7.11	11.09
	Guinea	11.68	12.06	11.74	11.90	11.93
	Mali	5.03	5.09	5.55	7.18	4.85
	Namibia	–	–	–	–	1.42
	Tanzania	5.36	5.52	5.15	5.19	4.04
	South Africa	38.88	39.50	36.79	38.43	39.75
	USA	–	–	11.21	19.30	0.00
	Group	**89.76**	**85.50**	**93.35**	**107.72**	**82.07**
	Overburden and waste rock placed per country (megatonnes)					
	Argentina	18.62	16.45	14.64	20.70	23.43
	Australia	85.81	66.11	50.40	52.56	24.40
	Brazil	11.45	9.16	9.02	7.92	5.38
	Ghana	30.29	22.72	17.09	5.03	29.96
	Guinea	7.97	11.89	11.84	9.64	10.86
	Mali	8.13	7.87	10.52	7.28	44.19
	Namibia	–	–	–	–	12.57
	Tanzania	29.31	28.37	24.19	29.76	33.76
	South Africa	0.00	0.00	0.00	–	0.73
	USA	–	–	16.99	36.20	45.61
	Group	**191.56**	**162.56**	**154.69**	**169.09**	**230.89**



RESPONSIBLE ENVIRONMENTAL STEWARDSHIP continued



Tailings deposited by country (Megatonnes)
Argentinia 7.65, Australia 11.69, Brazil 4.42, Ghana 5.06, Guinea 11.68, Mali 5.03, Tanzania 5.36, South Africa 38.88

DATA TABLES (CONTINUED)

Material issues	Indicator	2017	2016	2015	2014	2013
 **RESPONSIBLE ENVIRONMENTAL STEWARDSHIP** continued	**Energy consumption (Petajoules)**					
	Argentina					
	Cerro Vanguardia	**1.90**	1.76	1.69	1.71	1.72
	Australia					
	Sunrise Dam	**2.18**	2.03	1.97	2.29	2.14
	Tropicana	**4.14**	3.59	3.17	3.23	0.73
	Brazil					
	AGA Brazil (Mineração)	**1.77**	1.64	1.53	1.48	1.40
	Serra Grande	**0.56**	0.54	0.48	0.48	0.45
	Ghana					
	Iduapriem	**1.46**	1.02	0.89	0.62	1.25
	Obuasi	**0.26**	0.30	0.56	1.46	1.77
	Guinea					
	Siguiri	**2.40**	2.58	2.50	2.36	2.31
	Mali					
	Sadiola	**1.55**	1.40	1.40	1.59	2.11
	Yatela	**–**	0.10	0.12	0.24	0.52
	Namibia					
	Navachab	**–**	–	–	–	0.74
	South Africa					
	Mine Waste Solutions	**0.83**	0.74	0.73	0.76	0.62
	Vaal River	**4.61**	4.87	4.89	5.31	5.63
	West Wits	**4.61**	4.93	5.03	5.24	5.54
	Tanzania					
	Geita	**3.49**	3.07	2.93	3.21	3.32
	USA					
	CC&V	**–**	–	1.16	2.37	2.42
	Group	**29.76**	**28.55**	**29.06**	**32.34**	**32.68**



Energy consumption and intensity

DATA TABLES (CONTINUED)

Material issues	Indicator	2017	2016	2015	2014	2013
 **RESPONSIBLE ENVIRONMENTAL STEWARDSHIP** continued	**Energy intensity (Gigajoule per metric tonne treated)**					
	Argentina					
	Cerro Vanguardia	0.58	0.56	0.51	0.52	0.71
	Australia					
	Sunrise Dam	0.54	0.50	0.51	0.60	0.60
	Tropicana	0.54	0.52	0.52	0.57	0.60
	Brazil					
	AGA Brazil (Mineração)	0.59	0.59	0.59	0.60	0.61
	Serra Grande	0.39	0.41	0.37	0.37	0.41
	Ghana					
	Iduapriem	0.29	0.20	0.19	0.13	0.26
	Obuasi	0.00	0.00	0.59	0.65	1.03
	Guinea					
	Siguiri	0.21	0.21	0.21	0.20	0.19
	Mali					
	Sadiola	0.31	0.28	0.28	0.32	0.43
	Yatela	–	0.54	0.25	0.11	0.20
	Namibia					
	Navachab		–	–	–	0.52
	South Africa					
	Mine Waste Solutions	0.03	0.03	0.03	0.03	0.03
	Vaal River	0.58	0.54	0.54	0.52	0.48
	West Wits	1.00	1.11	1.55	1.54	1.58
	Tanzania					
	Geita	0.65	0.56	0.57	0.62	0.82
	USA					
	CC&V	–	–	0.10	0.12	0.12
	Group	**0.35**	**0.33**	**0.31**	**0.30**	**0.32**

DATA TABLES (CONTINUED)

Material issues	Indicator	2017	2016	2015	2014	2013
**RESPONSIBLE ENVIRONMENTAL STEWARDSHIP** continued	**GHG emissions (kilotonnes of GHG)**					
	Argentina					
	Cerro Vanguardia	106	120	115	118	119
	Australia					
	Sunrise Dam	122	113	116	135	122
	Tropicana	250	223	220	224	51
	Brazil					
	AGA Brazil (Mineração)	52	41	41	36	32
	Serra Grande	24	19	15	14	15
	Ghana					
	Iduapriem	124	108	95	74	113
	Obuasi	36	41	79	198	199
	Guinea					
	Siguiri	163	194	189	178	175
	Mali					
	Sadiola	106	104	104	118	156
	Yatela	–	7	9	18	38
	Namibia					
	Navachab	–	–	–	–	42
	South Africa					
	Mine Waste Solutions	201	207	193	201	165
	Vaal River	1,242	1,282	1,232	1,360	1,415
	West Wits	1,290	1,375	1,331	1,420	1,445
	Tanzania					
	Geita	238	228	218	238	246
	USA					
	CC&V	–	–	204	281	233
	Group	3,953	4,062	4,162	4,613	4,566



GHG emissions and intensity

DATA TABLES (CONTINUED)

Material issues	Indicator	2017	2016	2015	2014	2013
 **RESPONSIBLE ENVIRONMENTAL STEWARDSHIP** continued	**GHG emissions intensity** (Kilogram of GHG per tonne treated)					
	Argentina					
	Cerro Vanguardia	32	38	35	36	49
	Australia					
	Sunrise Dam	30	28	30	35	35
	Tropicana	33	32	36	39	–
	Brazil					
	AGA Brazil (Mineração)	17	15	16	15	14
	Serra Grande	17	14	12	11	12
	Ghana					
	Iduapriem	25	21	20	15	24
	Obuasi	–	–	83	88	115
	Guinea					
	Siguiri	14	16	16	15	15
	Mali					
	Sadiola	21	21	21	24	32
	Yatela	–	40	18	8	15
	Namibia					
	Navachab	–	–	–	–	29
	South Africa					
	Mine Waste Solutions	8	8	8	8	7
	Vaal River	156	143	136	133	120
	West Wits	280	311	409	417	412
	Tanzania					
	Geita	44	41	42	46	61
	USA					
	CC&V	–	–	18	15	11
	Group	46	48	45	43	45

DATA TABLES (CONTINUED)

Material issues	Indicator	2017	2016	2015	2014	2013
**RESPONSIBLE ENVIRONMENTAL STEWARDSHIP** continued	NO_x, SO_x					
	Oxides of Nitrogen (tonnes)	2,925	4,496	3,916	1,097	1,685
	Oxides of Sulphur (tonnes)	170	4,052	9,346	4	30
	Number of processing plants certified in full compliance to the International Cyanide Management Code	17	15	15	15	16
	Percentage of processing plants certified in full compliance to the International Cyanide Management Code (%)	94	83	79	75	76

Indicator	Value	2017
Water sources significantly affected by withdrawal of water	0	The 401,000 ha Niger-Tinkisso Ramsar site is an extensive area of river and freshwater ponds and marshes between and around the Tinkisso and Niger Rivers, however its boundaries are not clearly defined. As many as 101,000 ha of the Ramsar site may overlap the (159,000 ha) Siguiri mine concession in Guinea. The mine abstracts less than 0.5% of the Tinkisso River's annual flow.
Number of sites that have been assessed as requiring a BMP	15	AngloGold Ashanti adopted a Biodiversity Management Standard in 2014. It requires all active AGA-managed operations or major projects to undertake biodiversity risk assessments and where necessary, implement a Biodiversity Action Plan. By the end of 2017, not all the AGA-managed operations or major projects had completed the required biodiversity risk assessments. (Note that Activities were suspended at La Colosa due to a Force Majeure).
Number of sites in need of a BMP that have a BMP in place and operational	13	By the end of 2017, 13 of the 15 AGA-managed operations had confirmed the need for and developed biodiversity action plans.
Percentage of company operations that have closure plans	100	100% of AngloGold Ashanti operations have a closure plan in place. Details of closure liabilities are given in the annual Integrated Report and financial provisions for closure are given in the Annual Financial Statements.

DATA TABLES (CONTINUED)

Material issues	Indicator	2017	2016	2015	2014	2013
**RESPONSIBLE ENVIRONMENTAL STEWARDSHIP** continued	**Water use (Megalitres)**					
	Argentina					
	Cerro Vanguardia	1,487	1,152	1,121	1,079	964
	Australia					
	Sunrise Dam	1,115	1,779	1,772	1,866	1,828
	Tropicana	5,668	5,798	4,876	4,883	2,097
	Brazil					
	AGA Mineração	5,292	5,292	5,959	6,233	6,346
	Serra Grande	1,504	1,623	1,507	1,921	1,379
	Ghana					
	Iduapriem	2,137	936	750	342	795
	Obuasi	0	0	3,129	3,696	3,685
	Guinea					
	Siguiri	6,349	3,395	5,145	5,375	6,478
	Mali					
	Sadiola	3,476	3,940	4,625	4,051	4,330
	Yatela	–	4	33	17	254
	Namibia					
	Navachab	–	–	–	–	1,005
	South Africa					
	Mine Waste Solutions	6,002	6,475	7,974	11,191	9,737
	Vaal River	10,813	12,275	13,259	13,402	14,331
	West Wits	3,688	4,411	3,949	2,626	3,160
	Tanzania					
	Geita	4,689	3,637	3,249	4,101	4,484
	USA					
	CC&V	–	–	2,252	2,937	3,042
	Group	52,219	50,716	59,601	63,721	63,916



Water use and efficiency

DATA TABLES (CONTINUED)

Material issues	Indicator	2017	2016	2015	2014	2013
**RESPONSIBLE ENVIRONMENTAL STEWARDSHIP** continued	**Water use efficiency (kilolitres per tonne)**					
	Argentina					
	Cerro Vanguardia	0.45	0.37	0.34	0.33	0.40
	Australia					
	Sunrise Dam	0.28	0.44	0.46	0.49	0.53
	Tropicana	0.74	0.84	0.79	0.86	1.71
	Brazil					
	AGA Mineração	1.76	1.90	2.29	2.52	2.77
	Serra Grande	1.06	1.23	1.15	1.49	1.10
	Ghana					
	Iduapriem	0.42	0.18	0.16	0.07	0.17
	Obuasi	0	0	3.28	1.65	2.14
	Guinea					
	Siguiri	0.54	0.28	0.44	0.45	0.54
	Mali					
	Sadiola	0.69	0.80	0.91	0.81	0.89
	Yatela	–	0.02	0.07	0.01	0.10
	Namibia					
	Navachab	–	–	–	–	0.71
	South Africa					
	Mine Waste Solutions	0.23	0.25	0.33	0.45	0.41
	Vaal River	1.36	1.37	1.46	1.31	1.22
	West Wits	0.80	1.00	1.21	0.77	0.90
	Tanzania					
	Geita	0.88	0.66	0.63	0.79	1.11
	USA					
	CC&V	–	–	0.20	0.15	0.15
	Group	**0.61**	**0.59**	**0.64**	**0.60**	**0.63**

Note: Yatela reposted nil owing to closure status (production is rinsing of HLP), subtracted from total AngloGold Ashanti data.

DATA TABLES (CONTINUED)

Material issues	2017	Percentage of water reused as per the MCA Water Accounting Framework	Total volume of water reused by the organisation	Total water used for production purposes
RESPONSIBLE ENVIRONMENTAL STEWARDSHIP continued	**Water reused**	(%)	(Kl)	(Kl)
	Cerro Vanguardia	78	7,229,606	9,275,660
	Geita	63	12,461,171	19,914,364
	Iduapriem	61	7,854,928	12,937,202
	AGA Brazil (Mineração)	78	24,905,705	31,826,904
	MWS	90	87,440,747	96,804,544
	Sadiola	78	16,102,053	20,701,173
	Serra Grande	72	5,878,351	8,192,553
	Siguiri	76	34,044,947	44,585,715
	Sunrise Dam	61	3,910,568	6,435,718
	Tropicana	65	10,660,027	16,334,354
	VR (Input)	59	23,204,206	39,133,863
	WW (Input)	76	28,784,407	38,028,394
	Group	**75**	**259,553,883**	**344,170,443**



Location	Quantity	Destination	pH Level	Conductivity
Water discharge				
AUSTRALIA				
Sunrise Dam	3,096,328 kL of groundwater from underground and pit dewatering	Lake Carey, a salt lake	7.54	187.92 mS/cm
BRAZIL				
AGA Brazil (Mineração)				
Queiroz Plant	924,464 kLof Queiroz Plant effluent water was discharged following arsenic precipitation with ferric sulphate.	Velhas River	7.7	2.72 mS/cm
Cuiabá Mine	95,591 kL of Cuiabá Mine effluent water was discharged following pH adjustment with sodium hydroxide.	Sabará River	7.6	0.36 mS/cm,
Lamego mine	547,282 kL of excess Lamego mine water was discharged following flocculation and removal of suspended solids.	Papa Farinha Creek	8.2	0.81 mS/cm
Córrego do Sítio Mine	738,459kL of excess Córrego do Sítio Mine water was discharged following removal of suspended solids through flocculation.	Conceição River	7.5	0.73 mS/cm
	877,189 kL of excess Córrego do Sítio Mine water was discharged following arsenic precipitation with ferric sulphate and pH adjustment with hydrated lime.	Conceição River	7.4	5.21 mS/cm

DATA TABLES (CONTINUED)

Material issues	Location	Quantity	Destination	pH Level	Conductivity
**RESPONSIBLE ENVIRONMENTAL STEWARDSHIP** continued	Serra Grande	An estimated 630,720 kL of excess water following arsenic precipitation and cyanide destruction at the Final Effluent Treatment Plant.	Vermelho River	7.21	0.46 mS/cm
		An estimated 1,173,840 kL of excess water from the Mina Nova mine was discharged following suspended solids precipitation with flocculant.	Vermelho River	7.62	0.35 mS/cm
		An estimated 246,010 kL of excess water from the Palmeiras Mine was discharged following suspended solids precipitation with flocculant.	Gerais stream	7.77	0.18 mS/cm
	GHANA				
	Iduapriem	4,478,461.88 kL of directly captured rainfall and surface runoff was discharged from the Block 7 & 8 pit (No treatment was required).	Local environment	7.1	0.27 mS/cm
		2,008,438 kL of treated effluent water was discharged from the Reverse Osmosis plant.	Local environment	7.8	0.9 mS/cm
	Obuasi	1,005,704 kL of excess water from the South Treatment Plant's OTP Pond was treated and discharged from the South Reverse Osmosis Plant.	Nyam River	6.49	0.24 mS/cm
	Obuasi	2,253,938 kL of water from Pond 3 was treated and discharged from the South Reverse Osmosis Plant.	Nyam River	6.99	0.23 mS/cm
	Obuasi	392,722 kL of treated runoff water from the Pompora and Kokoteasua TSFs was discharged via the Pompora Reverse Osmosis Plant.	Kwabrafo River	6.45	0.13 mS/cm.
	MALI				
	Sadiola	806,747 kL of water from dewatering of the Farabakouta North Pit (No treatment was required).	Farabakouta Stream	7.9	47.8 mS/cm
	SOUTH AFRICA				
	West Wits	530,601 kL of purified sewage effluent was released from the Aquatic Dam.	Elandsfonteinspruit	7.52	4.83 mS/cm

DATA TABLES (CONTINUED)

Material issues	Operation	2017		2016	
		Restoration	Decommissioning	Restoration	Decommissioning
 **INTEGRATED CLOSURE MANAGEMENT**	**Rehabilitation liabilities per operation ($ million)**				
	South Africa	**17.8**	**100.7**	14.8	80.4
	Great Noligwa [1]	3.4	28.2	–	–
	Kopanang	–	9.3	1.1	12.1
	Moab Khotsong	3.3	15.5	4.2	29.1
	TauTona [2]	4.1	17.1	3.6	11.9
	Mponeng	2.5	6.1	2.6	5.5
	Legacy projects				
	– Vaal River	–	3.0	–	4.2
	– West Wits	–	0.4	–	0.3
	– Other	0.2	–	0.2	–
	First Uranium SA	4.3	20.3	3.1	16.4
	Nufcor	–	0.8	–	0.9
	Continental Africa	**252.5**	**178.4**	261.7	168.1
	Ghana				
	Iduapriem	**30.1**	**14.2**	35.7	8.3
	Obuasi [3]	**149.8**	**61.6**	154.0	62.2
	Guinea				
	Siguiri	**29.1**	**30.3**	28.1	27.9
	Mali [4]				
	Morila	**–**	**9.0**	–	7.0
	Sadiola	**14.1**	**12.5**	14.7	12.5
	Yatela	**4.2**	**9.0**	4.5	10.1
	DRC				
	Kibali [4]	**–**	**10.5**	–	9.5

DATA TABLES (CONTINUED)

Material issues	Operation	2017		2016	
		Restoration	Decommissioning	Restoration	Decommissioning
 **INTEGRATED CLOSURE MANAGEMENT** continued	**Tanzania**				
	Geita	25.2	31.3	24.7	30.6
	Australasia			42.5	28.9
	Australia				
	Sunrise Dam	27.1	15.0	19.7	10.0
	Tropicana	27.5	18.7	22.8	18.9
	Americas	106.3	40.3	108.1	41.0
	Argentina				
	Cerro Vanguardia	48.2	18.0	45.8	17.5
	Brazil				
	AngloGold Ashanti Mineração	42.0	15.3	44.9	16.5
	Serra Grande	9.4	7.0	9.6	7.0
	United States of America				
	Other	0.5	–	0.5	–
	Colombia				
	La Colosa	5.8	–	7.0	–
	Gramalote [4]	0.4	–	0.3	–
	Other	–	–	3.7	–
	Group	431.2	353.1	430.8	318.4
	Less equity accounted investments included above [4]	(18.6)	(41.0)	(4.9)	(39.1)
	Less liabilities held for sale included above [5]	(3.4)	(25.7)	–	–
	Group	409.2	286.4	425.9	279.3

[1] Includes Vaal River shared infrastructure which does not form part of the liabilities held for sale.
[2] Includes Savuka.
[3] Includes Mpasatia (Bibiani pit).
[4] The equity-accounted investments refer to the Mali assets, Kibali in the DRC and Gramalote in Colombia.
[5] Includes the liabilities held for sale of Moab Khotsong, Kopanang and Nufcor.

DATA TABLES (CONTINUED)



**INTEGRATED
CLOSURE
MANAGEMENT**
continued

2017	Total land disturbed and not yet rehabilitated opening balance	Total amount of land newly disturbed within the reporting year	Total amount of land newly rehabilitated within the reporting period to agreed upon end use	Total amount of land rehabilitated to date	Total amount of land disturbed and not yet rehabilitated closing balance	Total land managed
Land disturbed or rehabilitated (ha)						
AGA						
Mineração	494	12	13	443	493	26,237
Cerro Vanguardia	1,615	–	15	45	1,600	54,000
Geita	2,737	19	36	551	2,720	19,627
Iduapriem	*1,486	41	2	251	1,525	11,000
MWS	3,329	–	–	16	3,329	6,722
Obuasi	*1,692	–	–	206	1,692	20,146
Sadiola	2,134	87	18	142	2,202	30,260
Serra Grande	592	2	1	79	593	2,608
Siguiri	1,521	48	–	360	1,569	159,233
Sunrise Dam	1,220	154	28	754	1,346	12,409
Tropicana	3,081	91	103	224	3,069	101,611
VR (Input)	4,241	3	–	1,010	4,244	12,246
WW (Input)	1,310	–	–	296	1,310	3,744
Yatela	515	–	32	547	483	22,252
Group	**25,968**	**457**	**249**	**4,925**	**26,176**	**482,095**

Differs from 2016 closing balance owing to land use recategorisation and remapping during 2017

DATA TABLES (CONTINUED)

Material issues	Indicator	2017	2016	2015	2014	2013
 **EMPLOYEE, COMMUNITY AND ASSET SECURITY**	**Fatalities and injuries to community members related to security interventions**					
	Fatalities	**1**	0	3	1	2
	Injuries	**32**	36	34	42	27
	Fatalities and injuries to community members whilst engaged in illegal activity, and not related to security interventions					
	Fatalities	**33**	11	10	12	16
	Injuries	**18**	5	8	11	56
	Fatalities and injuries to AngloGold Ashanti personnel in the line of duty					
	Fatalities	**0**	2	0	0	0
	Injuries	**22**	35	71	38	51

DATA TABLES (CONTINUED)

Material issues	Indicator	2017	2016	2015	2014	2013
 **ARTISANAL AND SMALL SCALE MINING (LEGAL AND ILLEGAL)**	Number of sites/operations where ASM takes place adjacent or near the mine	11	11	13	15	–

DATA TABLES (CONTINUED)

Material issues	Indicator	2017
 **RESPECTING HUMAN RIGHTS**	**Operations and suppliers identified as having significant risk for incidents of child labour and measures taken to effectively abolish child labour**	As an organisation there are no instances of forced labour at any of the operations. AngloGold Ashanti subscribes to the International Labour Organisations principles and as such have internal global policies to this effect, namely: • Fundamental Human Rights Policy • Code of Business Principles and Ethics Regional head of departments, general manager's and all management are responsible for the implementation of the policies.
	Operations and Suppliers identified as having significant risk for incidents of forced or compulsory labour	AngloGold Ashanti is committed to upholding the basic labour rights enshrined in the Fundamental Rights Conventions of the ILO and in the legislation, regulations and practices of the countries where we operate. The company does not employ child labour, nor do we employ workers younger than 18 years of age in roles where they would be exposed to hazardous work, even if local legislation permits this. We note that children are involved in ASM activity on or around concessions where we operate. These activities are not regulated by the company. AngloGold Ashanti Human Rights Policy Code of Business Principles and Ethics Human Resources strategy covers this.
	Total number of incidents of violations involving the rights of indigenous peoples	0

	2017	2016	2015	2014	2013
Number of human rights grievances/community allegations or incidents under VPSHR					
Reported incidents	3	2	1	2	3
Allegations	2	6	4	–	2
Percentage of new suppliers screened using human rights criteria	77.59	100	47.9	10	–
Percentage of suppliers that were screened using criteria for impact on society	30.59	100	47.9	10	–
Percentage of new suppliers screened using labour practices criteria	30.59	100	47.9	10	–
Percentage of new suppliers screened using environmental criteria	30.59	100	47.9	10	–
Percentage of security personnel trained in the organisation's human rights policies or procedures	94	94	91	97	–

DATA TABLES (CONTINUED)

Material issues	Indicator	2017	2016	2015	2014	2013
 **TALENT MANAGEMENT, SKILLS DEVELOPMENT AND EMPLOYEE RELATIONS**	Total average number of employees	51,480	52,649	52,266	58,057	66,434
	Permanent	36,072	38,377	38,749	43,073	48,159
	Contractors	15,408	14,272	13,517	14,984	18,275
	Training and development expenditure ($ million)					
	South Africa	28.34	29.45	29.00	37.00	45.00
	Americas	2.26	2.00	1.60	2.00	3.00
	Australia	1.2	0.90	0.90	1.00	2.00
	Continental Africa	4.5	2.50	3.00	2.00	11.00
	Number of grievances relating to unfair labour practices (number)	14	0	2	0	–
	Minimum periods regarding operational changes					
	Argentina	1 month	–	–	–	–
	Brazil	30 days	1 month	–	–	–
	Colombia	12 months	12 months	–	–	–
	Ghana	1 month	1 month	–	–	–
	Guinea	1 month	1 month	–	–	–
	Mali	1 month	1 month	–	–	–
	South Africa					
	Management and Officials	30 days	30 days	–	–	–
	Miners and Artisans	24 hours	24 hours	–	–	–
	Category 4 to 8 Employees	24 hours	24 hours	–	–	–
	Tanzania	1 month	–	–	–	–
	Strikes/lock-outs	0	0	0	–	–

DATA TABLES (CONTINUED)

Material issues	Indicator	2017	2016	2015	2014	2013
**TALENT MANAGEMENT, SKILLS DEVELOPMENT AND EMPLOYEE RELATIONS** continued	**Composition of governance bodies**					
	Board					
	Nationality (%)					
	South Africa	55	55	55	55	67
	American	18	18	18	0	0
	Australian	9	9	9	27	11
	British	9	9	9	9	11
	Indian/British	9	9	9	9	11
	Composition by HDSA (%)					
	HDSA	45	45	45	45	56
	Non-HDSA	10	10	10	10	11
	Non-South Africans	45	45	45	45	33
	Gender (%)					
	Men	64	73	73	73	80
	Women	36	27	27	27	20
	Executive committee					
	Nationality (%)					
	South Africa	56	55	55	55	60
	Spanish	11	11	11	11	10
	Australian	11	11	11	11	10
	American	11	11	11	11	10
	Indian/British	11	11	11	11	10
	Composition by HDSA (%)					
	HDSA	33	33	33	33	30
	Non-HDSA	22	22	22	22	30
	Non-South Africans	45	45	45	45	40
	Gender (%)					
	Men	67	67	67	67	70
	Women	33	33	33	33	30

DATA TABLES (CONTINUED)

Material issues	Indicator	2017	2016	2015	2014	2013
 **TALENT MANAGEMENT, SKILLS DEVELOPMENT AND EMPLOYEE RELATIONS** continued	**Employees covered by collective bargaining (%)**					
	Argentina	99	99	99	99	99
	Australia	0	0	0	0	0
	Brazil	100	100	100	100	100
	Colombia	0	7	11	12	–
	Ghana	96	96	96	88	97
	Guinea	95	95	95	100	100
	Mali	98	97	97	95	97
	South Africa	91	94	92	97	93
	Tanzania	90	87	88	86	82
	USA	0	0	0	0	–
	Employment equity across all levels (South Africa only) (%)					
	Board	45	46	46	56	–
	Top Management	43	50	50	43	–
	Senior Management	42	41	39	40	–
	Middle Management	52	51	49	49	–
	Junior Management	60	60	59	57	–
	Core and critical skills	56	55	54	53	–
	Proportion of senior management from local community (%)					
	Argentina	100	100	100	100	–
	Australia	82	89	90	100	–
	Brazil	100	90	100	100	–
	Corporate	91	88	88	87	–
	Ghana	44	42	68	–	–
	Guinea	25	25	33	–	–
	Mali	0	0	33	–	–
	Tanzania	0	8	20	–	–
	Colombia	100	100	100	44	–
	South Africa region	99	100	100	100	–
	USA	86	0	0	100	–

DATA TABLES (CONTINUED)

Material issues	Indicator	2017
 **NAVIGATING REGULATORY AND POLITICAL RISK**	Operations assessed for risk related to corruption (%)	100
	Total number of confirmed incidents in which employees were dismissed or disciplined for corruption	0 (2016: 7; 2015: 2)
	Significant risk related to corruption identified through risk assessment	All business units were assessed for risks related to bribery and corruption in 2017, including through the use of on-site assessment as part of our combined assurance audit program, as well as an assessment performed by an independent third party. As with any multi-national extractives organization that operates in high-risk jurisdictions, risks were identified related to our suppliers, agents and intermediaries, interactions with government officials, procurement generally, conflicts of interest, giving and receiving gifts, etc. Group Compliance has specific measures to assess, manage and mitigate each of these risks, with a variety of policies, procedures, trainings, messaging, communications, etc. as part of a holistic "best practices" anti-corruption programme.
	Communication and training on anti-corruption policies and procedures	We revised policies related to anti-bribery and anti-corruption, including the Policy on Conflicts of Interest. All employees without online access receive annual DVD training (with or without local-language facilitators, as needed) that includes attention to bribery and corruption matters. As well, utilising a risk-based approach, "live" in-person training is also provided, covering not just bribery and corruption but related issues such as conflicts of interest, receiving gifts, interacting with government officials, and procedures for hiring agents and intermediaries. These trainings and communications are in addition to our posters, corporate email communications, regular compliance newsletters and other newsletter articles, compliance intranet portal communications, as well as SMS communications in certain jurisdictions.

DATA TABLES (CONTINUED)

Material issues	Indicator	2017	2016
 **NAVIGATING REGULATORY AND POLITICAL RISK** continued	**Confirmed incidents of corruption and action taken**	Through various reporting mechanisms, including via our third-party whistleblowing hotline, AngloGold Ashanti employees and contractors have reported allegations of corruption in the various regions where we operate. In 2017, no employees were dismissed or disciplined for corruption and four supplier contracts were terminated following investigations of corruption allegations.	Through various reporting mechanisms, including via our third-party whistleblowing hotline, AngloGold Ashanti employees and contractors have reported allegations of corruption in the various regions where we operate. In 2016, four employees had their employment contracts terminated and another three resigned during investigations. In addition, four supplier contracts were terminated following investigations of corruption allegations. There was one criminal matter related to an alleged sexual exploitation of a job applicant by a human resources manager in Tanzania that is being prosecuted by the Prevention and Combating of Corruption Bureau in Tanzania.
	Number of contracts with business partners that were terminated	4	4
	Report public legal cases of corruption brought against the organisation or its employees	1	1
	Monetary value of significant fines	0 [1]	1
	Total number of non monetary sanctions	0	0

[1] AngloGold Ashanti defines a significant fine as one that exceed $100,000

DATA TABLES (CONTINUED)



NAVIGATING REGULATORY AND POLITICAL RISK
continued

Material issues	Indicator	2017	2016	2015	2014	2013
	Payments to government ($ million)					
	Argentina	**151.7**	89.8	111.1	96.1	122.4
	Dividends paid to the government	**9.0**	6.1	3.4	–	8.4
	Taxation paid	**70.5**	15.8	26.7	21.8	33.4
	Withholding tax (STC, royalties, etc)	**34.1**	36.0	35.9	34.6	38.6
	Other indirect taxes and duties	**4.5**	2.8	4.0	4.3	4.3
	Employee taxes and other contributions	**22.8**	18.5	21.3	17.1	15.4
	Property tax	**0.1**	–	–	–	–
	Other	**10.7**	10.5	19.8	18.3	22.3
	Australia	**74.0**	84.1	42.6	67.1	49.2
	Taxation paid	**27.5**	41.3	2.2	7.7	6.8
	Withholding tax (STC, royalties, etc)	**18.6**	16.1	16.1	19.6	16.3
	Employee taxes and other contributions	**27.9**	26.7	24.3	39.8	26.1
	Brazil	**126.0**	129.1	87.9	119.1	140.9
	Taxation paid	**45.3**	62.8	29.0	43.8	66.1
	Withholding tax (STC, royalties, etc)	**14.4**	11.4	9.7	0.2	3.0
	Other indirect taxes and duties	**8.1**	4.5	3.8	3.6	3.2
	Employee taxes and other contributions	**48.3**	40.5	37.7	53.6	57.1
	Property tax	**2.2**	2.3	0.9	0.2	1.5
	Other	**7.7**	7.6	6.8	17.7	10.0
	Colombia	**11.8**	11.8	11.3	15.1	22.1
	Taxation paid	**0.4**	1.2	1.2	–	-
	Withholding tax (STC, royalties, etc)	**4.2**	2.7	1.7	2.8	4.5
	Other indirect taxes and duties	**0.1**	0.2	0.1	0.2	0.3
	Employee taxes and other contributions	**5.1**	5.8	6.0	7.7	10.3
	Property tax	**0.2**	0.2	0.1	0.1	0.1
	Other	**1.8**	1.8	2.2	4.3	6.9

DATA TABLES (CONTINUED)

Material issues	Indicator	2017	2016	2015	2014	2013
 **NAVIGATING REGULATORY AND POLITICAL RISK** continued	**DRC**	**27.8**	26.1	30.9	21.7	23.1
	Taxation paid	**5.2**	3.7	–	0.5	–
	Withholding tax (STC, royalties, etc)	**9.2**	–	–	7.0	–
	Other indirect taxes and duties	**5.1**	4.6	14.0	6.0	14.0
	Employee taxes and other contributions	**3.8**	3.5	3.7	6.8	4.3
	Property tax	**–**	–	–	0.1	3.7
	Other	**4.5**	14.3	13.2	1.3	1.1
	Ghana	**37.7**	26.1	26.9	55.9	68.5
	Dividends paid to the government	**–**	–	–	–	0.7
	Taxation paid	**13.7**	3.7	0.1	–	3.5
	Withholding tax (STC, royalties, etc)	**12.6**	11.0	11.2	23.0	26.7
	Other indirect taxes and duties	**2.0**	1.6	2.4	8.0	9.8
	Employee taxes and other contributions	**9.3**	9.7	13.1	24.7	27.5
	Property tax	**0.1**	0.1	0.1	0.2	0.3
	Guinea	**100.2**	40.5	69.2	67.8	93.3
	Dividends paid to the government	**9.8**	9.0	5.2	16.5	16.5
	Taxation paid	**40.1**	5.6	38.7	18.1	41.6
	Withholding tax (STC, royalties, etc)	**21.6**	16.5	15.3	22.1	26.7
	Other indirect taxes and duties	**20.0**	1.5	1.3	2.6	2.4
	Employee taxes and other contributions	**8.6**	7.8	8.7	8.5	6.0
	Other	**0.1**	0.1	–	–	0.1

DATA TABLES (CONTINUED)

Material issues	Indicator	2017	2016	2015	2014	2013
 **NAVIGATING REGULATORY AND POLITICAL RISK** continued	**Payments to government ($ million)** cont.					
	Mali	**24.7**	33.5	29.6	29.4	57.6
	Dividends paid to the government	**0.5**	4.4	6.7	–	3.7
	Taxation paid	**4.1**	8.2	0.9	1.2	18.4
	Withholding tax (STC, royalties, etc)	**7.3**	7.0	7.7	9.5	17.0
	Other indirect taxes and duties	**4.4**	5.1	4.7	7.2	11.3
	Employee taxes and other contributions	**7.4**	8.2	8.5	10.0	6.3
	Property tax	**0.6**	0.4	0.4	0.8	0.5
	Other	**0.4**	0.2	0.7	0.7	0.4
	South Africa	**118.1**	106.3	104.6	143.6	157.0
	Taxation paid	**–**	0.4	4.2	15.7	12.3
	Withholding tax (STC, royalties, etc)	**4.8**	5.2	4.6	17.9	11.8
	Employee taxes and other contributions	**105.0**	92.9	88.7	100.2	121.7
	Property tax	**3.4**	3.6	2.6	4.4	4.8
	Other	**4.9**	4.3	4.5	5.4	6.2
	Tanzania	**141.0**	133.3	134.5	123.7	69.8
	Taxation paid	**51.1**	54.4	57.7	58.8	8.8
	Withholding tax (STC, royalties, etc)	**47.7**	44.0	50.9	42.8	34.7
	Other indirect taxes and duties	**15.3**	12.2	1.9	1.3	5.7
	Employee taxes and other contributions	**22.1**	16.9	17.8	16.5	16.6
	Other	**4.8**	5.8	6.2	4.3	4.0

DATA TABLES (CONTINUED)

Material issues	Indicator	2017	2016	2015	2014	2013
 **NAVIGATING REGULATORY AND POLITICAL RISK** continued	**Payments to government ($ million)** cont.					
	USA	**7.7**	6.2	24.6	30.5	28.5
	Taxation paid	**–**	–	–	3.5	3.5
	Withholding tax (STC, royalties, etc)	**–**	–	0.8	0.7	0.3
	Employee taxes and other contributions	**7.7**	6.2	17.1	18.5	17.3
	Property tax	**–**	–	1.5	1.6	1.4
	Other (production mine tax)	**–**	–	4.7	5.2	4.1
	Other (severance tax)	**–**	–	0.5	1.0	1.9
	Total value of political contributions					
	Brazil	**–**	–	–	0.8	–
	Colombia	**–**	–	0.5	0.3	–
	Financial assistance from government ($ million)	**30.3**	30.1	37.8	39.5	24.6
	Argentina	**7.1**	7.7	4.0	5.4	5.4
	Cerro Vanguardia	**7.1**	7.7	4.0	5.4	5.4
	Australia	**19.8**	18.8	29.4	30.5	15.1
	Sunrise Dam (diesel fuel rebate)	**3.9**	3.2	29.4	30.5	15.1
	Tropicana (diesel fuel rebate)	**15.9**	15.6	–	–	–
	South Africa	**3.4**	3.5	4.3	3.5	3.9
	Skills development levy credits	**0.8**	0.8	0.8	1.1	2.0
	Mining qualification association discretionary grant	**2.6**	2.6	3.4	2.4	1.9
	AngloGold Ashanti Health					
	– State-aided drugs	**0.1**	**0.1**	0.1	0.1	0.2

ECONOMIC VALUE-ADDED STATEMENT
for the year ended 31 December



SUPPORTING BUSINESS OBJECTIVES AND MATERIAL ISSUES

FOCUS ON PEOPLE, SAFETY AND SUSTAINABILITY

NAVIGATING REGULATORY AND POLITICAL RISK

MANAGING COMMUNITY EXPECTATIONS AND DEMONSTRATING CONTRIBUTION

OPTIMISE OVER-HEAD, COSTS AND CAPITAL EXPENDITURE

INPUTS – ECONOMIC VALUE DISTRIBUTED (82%)[2]

$'m	2017	2016
EMPLOYEES	1,002	858
Salaries and wages	966	823
Training and development	36	35
GOVERNMENT	659	656
Current tax [4]	176	234
Royalties [5]	114	101
Employee taxes [5]	268	237
Production, property and other taxes [5]	101	84
COMMUNITY[3]	27	23
Social licence to operate		
Region specific economic development plans		
SUPPLIERS AND SERVICES	1,839	1,691
Production costs		
Corporate expenditure and other overheads		
Rehabilitation expenditure		
Exploration and evaluation		
Audit, governance and assurance		
PROVIDERS OF CAPITAL	208	180
Finance cost and unwinding of obligations	169	180
Dividends	39	–
TOTAL DISTRIBUTION	3,735	3,408

OUTPUT – ECONOMIC VALUE GENERATED (100%)

$'m	2017	2016
TOTAL INCOME	4,558	4,263
Gold sales and by products [1]	4,510	4,223
Interest received	15	22
Royalties received	18	9
Profit from sale of assets	8	4
Income from investments	7	5

ECONOMIC VALUE RETAINED (18%)

$'m	2017	2016
VALUE RETAINED	823	855

Gold revenue by region – 2017
$m
709 · 1,104 · 1,895 · 1,101
- Americas
- South Africa
- Continental Africa
- Australasia

% Value retained per year
2013	2014	2015	2016	2017
20	16	20	20	18

Taxation per country $m [4]

	2017	2016
South Africa	1	(2)
Argentina	46	51
Australia	28	24
Brazil	31	50
Ghana	14	13
Guinea	33	31
United states of America	(16)	(7)
Tanzania	41	72
Other	(2)	2

Breakdown of contribution – 2017
%
6 · 26 · 18 · 1 · 49
- Employees
- Government
- Community
- Supplier
- Capital providers

(1) Gold income increased by 7% as a result of a 1% increase in the gold price received and 5% increase in gold sales.

(2) Economic distribution providing human, financial, social, natural and manufactured capital, guided by business objectives and material issues identified through the operating process to ensure sustainable long-term value retention for stakeholders, underpinned by our key behavioural programme operational excellence, implemented at every step of the business from exploration through the entire chain to divestment / disposal.

(3) Community and social investments exclude expenditure by equity-accounted joint ventures.

(4) Current taxation includes normal taxation and witholding taxation on dividends paid per jurisdiction in which the group operates.

(5) Employee, production, property and other taxes and royalties reported on a cash basis.

Across the group, we are due refunds for input tax and fuel duties for an amount of $252m (2016: $199m; 2015: $195m), including attributable amounts of equity accounted joint ventures, which have remained outstanding for periods longer than those provided for in the respective statutes



REPORTING ASSURANCE

We engaged Ernst & Young to undertake an assurance engagement in respect of Angolgold Ashanti's reported compliance with the International Council on Mining and Metals (ICMM) Sustainable Development Framework Subject Matters 1 – 4, as reported in the Sustainable Development Report 2017. Specifically:

- **Subject Matter 1**: Alignment of AngloGold Ashanti's sustainability policies to the ICMM's 10 SD Principles and Mandatory Requirements in ICMM Position Statements.

- **Subject Matter 2**: Material sustainable development risks and opportunities and the views and expectations of our stakeholders.

- **Subject Matter 3**: The existence and status of implementation of systems and approaches that the company is using to manage material sustainable development risks and opportunities.

- **Subject Matter 4**: Performance against a number of key performance indicators chosen for reporting which reflect the issues which are material for the business.

- AngloGold's self-declared assertion that the Report is "in-accordance with" the core-level GRI G4 Guidelines.

In addition to obtaining external assurance for selected key sustainability performance indicators as reported in the Sustainable

Development Report 2017, our assurance approach also includes a review of this report and of our ongoing sustainability performance performed by AngloGold Ashanti's Group Internal Audit team.

Group Internal Audit provided assurance for the 2017 sustainable development reporting in terms of the Group Internal Audit Charter as approved by the company's Audit and Risk Committee. The audits were performed in accordance with the Institute of Internal Auditors' Standards for the Professional Practice of Internal Audit.

Internal assurance includes a programme of combined assurance assessments, comprising site visits and reviews, undertaken during the course of the year. These assessments determine the validity, accuracy and completeness of the relevant GRI G4 indicators in our reports, together with various data transfer and integrity checks.

This Sustainable Development Report 2017 was approved by the Social, Ethics and Sustainability Committee and the Board of Directors on 19 March 2017.



USEFUL LINKS

 *View EYs full assurance report here*



OUR 2017
SUITE OF REPORTS

AngloGold Ashanti Limited's (AngloGold Ashanti's) 2017 suite of reports comprises:

Integrated Report <IR> is the primary document in our suite of reports and provides a comprehensive overview of our performance in relation to our strategic objectives and the outlook for the company. Both financial and non-financial performance are reviewed.

Notice of Annual General Meeting and Summarised Financial Information (Notice of Meeting) <NOM> is produced and posted to shareholders in line with the JSE Listings Requirements and the requirements of the South African Companies Act, 71 of 2008, as amended (Companies Act).

Sustainable Development Report <SDR>, compiled in line with the Global Reporting Initiatives' (GRI's) latest G4 guidelines, is published together with the accompanying GRI scorecard and supplementary data.

Mineral Resource and Ore Reserve Report <R&R>, presented in line with the SAMREC and JORC codes, provides detailed information on all our operations and projects.

Annual Financial Statements <AFS> are prepared in accordance with the International Financial Reporting Standards (IFRS).

A dedicated annual reporting website, www.aga-reports.com, hosts PDFs of the full suite of these reports to facilitate ease of access by and communication with our stakeholders.

Click on any of the links below to download the relevant PDF





<IR>
Integrated Report

<SD>
Sustainable Development Report

<WWW>
www.aga-reports.com





<NOM>
Notice of Annual General Meeting and Summarised Financial Information (Notice of Meeting)

<R&R>
Mineral Resource and Ore Reserve Report

<AFS>
Annual Financial Statements



ANGLOGOLDASHANTI

www.anglogoldashanti.com / www.aga-reports.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 29, 2018

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance